LEGG MASON
GLOBAL ASSET MANAGEMENT

A strong foundation for growth

2012 Annual Report

WESTERN ASSET

One of the world's leading fixed income managers offering a broad range of investments representing a global array of currencies, strategies and markets.

Legg Mason's largest equity manager, known for its research-driven approach to investing in a broad range of market capitalizations and styles.

CLEARBRIDGE ADVISORS

BATTERYMARCH FINANCIAL MANAGEMENT, INC.

A global equity specialist focusing on systematic strategies that combine the wisdom and experience of fundamental investors with the power and efficiency of quantitative tools.

PERMAL

Legg Mason Global Equities Group is a collection of specialty firms, each pursuing its own investment strategies dedicated to global equities.

LEGG MASON Global Equities Group

LEGG MASON INVESTMENT COUNSEL

Legg Mason Investment Counsel is committed to providing investment counsel and trust services for affluent individuals, families, trusts, endowments and institutions.

Royce&Associates

One of the industry's most experienced and highly respected smaller company investment managers, known primarily through its family of mutual funds, The Royce Funds.

LEGG MASON
GLOBAL ASSET MANAGEMENT

Our principal managers are among the most respected brands in our industry. Together we are poised to take advantage of the outstanding opportunities that lie ahead.

A leading global asset management group, offering investment solutions through established funds and customized portfolios, with a core competence in alternative investments.

Brandywine GLOBAL

A pioneer in value investing offering fixed income, equity and balanced portfolios that seek opportunities across U.S., international and global markets.

An equity manager specializing in long-term, fundamental, valuation-based investing and with an intrinsic value philosophy.

LEGG MASON
CAPITAL MANAGEMENT

"Today's world of investing is unprecedented for its complexity. There are new challenges to overcome, but we see the tremendous opportunities it has created for managers like us."



STEVE WALSH
CHIEF INVESTMENT OFFICER
WESTERN ASSET

Global depth across the investment spectrum

Unique independent approach

Legg Mason is a leading asset management company built around a diverse group of managers, each with an independent approach to active investing. Together, our firm's principal asset managers offer a breadth of investment strategies across a full spectrum of equity, fixed income, alternative and liquidity products and across geographies and channels. Our managers are among industry leaders in their respective areas of specialization with investment approaches that have been developed over decades.

Our firm's unique multi-manager model structure empowers each of our asset managers to focus on the opportunities for clients that best reflect their individual expertise and specialization. With over 450 investment professionals, including 100 located outside of the United States, and recognized local, regional and global portfolio management expertise, we deliver investment capabilities through a broad range of investment solutions in order to create sustainable value for our clients.

Legg Mason's investment managers and global distribution teams are united in a shared dedication to the needs of their clients. Our capabilities and services are delivered through staff located in 31 cities around the world.





JAY KAPLAN
PORTFOLIO MANAGER
ROYCE & ASSOCIATES

SCOTT GLASSER
PORTFOLIO MANAGER
CLEARBRIDGE ADVISORS

TRACY CHEN
PORTFOLIO MANAGER—
MORTGAGES
BRANDYWINE GLOBAL

Focusing on new opportunities

Investors today continue to look beyond the potential return of an investment to focus on its risk and how that risk affects a wider portfolio of assets. Our managers continue to adapt in order to meet the growing needs of their clients by focusing on new investment opportunities. During the year, our affiliates launched or began subadvising new products focused on the equity income, alternative, active ETF and global fixed income space. We continue to seek new ways to meet the needs of both institutional and individual investors, particularly outside of the United States, by leveraging the unique capabilities of our investment affiliates and our retail distribution platform, enabling them to access new markets, new clients and new opportunities on a global scale.

Leveraging ideas and sharing thoughtful dialogue

Our global family of asset managers participate in a variety of industry conferences and media events throughout the year, presenting to clients and stakeholders, building relationships and generating new ideas. Our affiliates look to communicate their investment perspectives in new and compelling ways and our extensive global web presence allows timely commentary and investment insight to reach audiences faster than ever before.

80%

80% of our marketed composite AUM is beating benchmark for the 3-year period ended March 31, 2012.

"Working with our affiliates, our global distribution team continues to develop targeted solutions by offering high quality products in key channels to our clients."



BILL GOLDEN
HEAD OF U.S. PRODUCT
LEGG MASON
GLOBAL DISTRIBUTION

An unwavering focus on clients and their needs

Global perspective with local expertise

We believe that being truly globally diversified requires firsthand knowledge of local markets. Legg Mason's family of investment managers is united in a shared dedication to the needs of their clients. With client service staff located around the globe, affiliate-led distribution efforts are concentrated in the institutional space, with a focus on consultants and clients including pensions, banks, insurance companies, corporations, endowments and sovereign wealth funds. The Legg Mason-led retail global distribution network includes relationships with leading banks, brokerage firms, insurance companies, asset consultants and independent advisors. In addition to the asset management operations we have around the world, we have distribution and client service support offices in Frankfurt, Geneva, Hong Kong, London, Luxembourg, Madrid, Melbourne, Milan, Paris, Santiago, Singapore, Taipei, Tokyo, as well as in Canada and the United States.

Our global distribution team focuses on service, strategy and execution in order to reach their goals. Members of our affiliates and distribution team gathered at a U.S. Sales meeting in 2011 to leverage ideas and participate in interactive training seminars.



"With such high levels of investor skepticism and stock correlations, we are focused on enhancing our investment process and maintaining a vigilant awareness of the current market environment."



SAM PETERS
CHIEF INVESTMENT OFFICER
LEGG MASON
CAPITAL MANAGEMENT

Embracing change in today's global markets

A broad range of investment solutions

Our vision is to be a proven leader in global asset management, by delivering specialized investment solutions that meet our clients' objectives and by rewarding our shareholders and employees. We recognize the importance of diversification on a firm-wide basis among client types and domiciles, distribution channels and asset classes. We are constantly examining the industry in order to better align our people and products to areas of continued growth or future growth. We do not seek to be all things to all people. We seek to be thoughtful, yet progressive, flexible, yet uncompromising, all while delivering upon our ultimate goal of generating long-term value for our clients.

Legg Mason strives for a balanced, growth-oriented portfolio of affiliates across geographies, asset classes and channels, achieved through organic growth and strategic investments that enhance our product offerings and distribution capabilities.

Gross Revenue by Asset Class

- Equity—44%
- Fixed Income—36%
- Alternative—14%
- Liquidity—6%



AUM by Client Domicile

- U.S.—63%
- Non-U.S.—37%



AUM by Client Type

- Institutional—70%
- Retail—30%





HIROHISA TAJIMA
COUNTRY HEAD, JAPAN
LEGG MASON
GLOBAL DISTRIBUTION

KIM ROY
HEAD OF U.S.
SALES SERVICES
LEGG MASON
GLOBAL DISTRIBUTION

SHANE CLIFFORD
HEAD OF U.S.
INSTITUTIONAL BUSINESS
PERMAL



Our affiliate and corporate distribution teams serve their clients through offices on the ground, around the world.

Delivering solutions to our clients

Our global distribution team includes sales teams aligned to targeted regions and channels, a robust marketing network, a product team guided by client priorities and dedicated shared services. We are market-driven in managing and developing our global product breadth. Legg Mason's corporate center seeks to deliver strategic value through the development of innovative products and services that solve the changing needs of investors and provide long-term, sustainable performance in the global markets. Our organizational structure facilitates teamwork across functions and every day we strive to serve our clients most effectively. Product launches this past fiscal year include $599 million raised for the ClearBridge Energy MLP Opportunity Fund, a closed-end fund specializing in the energy sector; $421 million raised for the Legg Mason Brandywine Global Income Opportunities Fund, a global, flexible portfolio with a macro-value-oriented approach; and the launch of the Permal Hedge Strategies Fund, mirrored after the firm's highly acclaimed Fixed Income Holdings strategy, among others.

Earlier this fiscal year, we launched our Global Thought Leadership website dedicated to providing timely market insights and commentary to professional investors and advisors.



www.LMthoughtleadership.com



ADAM PETRYK
CHIEF INVESTMENT OFFICER
BATTERYMARCH



STEVE BLEIBERG
CHIEF INVESTMENT OFFICER
LEGG MASON GLOBAL
ASSET ALLOCATION

VERONICA AMICI
HEAD OF CONSULTANTS
WESTERN ASSET



A focus on creating long-term value

We strive to deliver a disciplined approach and philosophy to both managing client assets and generating long-term value for our shareholders. The core of our vision revolves around fostering a balanced, growth-oriented portfolio of affiliates across asset classes, geographies and channels while maintaining a strong balance sheet. Ways in which we invest in future growth include seed investments in products managed by our affiliates, strategic investments to complement existing affiliates and targeted acquisitions.

Encouraging collaboration and empowerment

We promote a culture that embraces new ways of thinking and unique perspectives to drive new ideas, new products and new investment opportunities. We believe that fostering a culture that embraces ownership and personal responsibility creates an environment in which people can be their best. We encourage our employees to maximize their potential and empower them to move our business forward through greater innovation and new ideas. We value collaboration and partnership within and across our multi-manager business in order to further leverage the capabilities of our affiliates, global distribution network and corporate center. We believe that by building trust and building relationships, we can further develop our talent and ensure that their insights and experiences are passed on.


Western Asset

In December 2011, Western Asset hosted the annual Western Asset Debates in São Paulo. The summit was attended by over 100 institutional clients, consultants and distributors and focused on macroeconomic topics affecting Western Asset and its clients.



"During fiscal year 2012, Legg Mason completed our previously announced streamlining initiative and our full focus now is the continued growth of our franchise."

MARK R. FETTING
CHAIRMAN AND CHIEF EXECUTIVE OFFICER
LEGG MASON, INC.

Letter from the Chairman and Chief Executive Officer

Dear Fellow Stockholders

During fiscal year 2012, Legg Mason completed our previously announced streamlining initiative and our full focus now is the continued growth of our franchise.

When I wrote to you last year, the economic environment had begun exhibiting modest and encouraging signs of recovery from the financial crisis. Not long after, we experienced new challenges stemming from the downgrade of the U.S. credit rating in August, continued sovereign credit fears originating in Europe and ongoing global geopolitical turmoil. These factors led to greater macro uncertainty and soaring volatility that ultimately hindered any sort of broad-based recovery. Investors became increasingly risk-averse with continued deleveraging occurring throughout the remainder of calendar 2011. While we did begin to see improvements in the markets during the second half of our fiscal year, investors remain cautious, particularly as the pace and extent of financial regulatory reform remains unresolved. We expect that any major shift back into more risk-based assets will be gradual as the global economy continues to work through these important and significant challenges.

Fiscal Year Results and Highlights

As of March 31, 2012, Legg Mason's assets under management were $643.3 billion, a decrease of 5% from $677.6 billion as of March 31, 2011. For the fiscal year ended March 31, 2012, we recorded operating revenues of $2.7 billion, down 4% from $2.8 billion in fiscal 2011. Net income, including transition-related costs, decreased 13% to $220.8 million and net income per diluted share decreased 6% to $1.54 for the same period. Our adjusted income was $397.0 million, or $2.77 per diluted share for fiscal year 2012, compared to $439.2 million, or $2.83 per diluted share for the prior year. One-time transition-related costs related to our streamlining initiative totaled $127.5 million with $73.1 million occurring in fiscal year 2012.

While these results reflect the challenging business conditions in which we operated, we did see encouraging signs of progress during the fiscal year. We reduced our rate of total outflows by 55% and reduced long-term asset outflows by 12%. We repurchased 9% of shares outstanding and increased dividends paid by 33%, returning over $440 million to shareholders since our prior fiscal year ended March 31, 2011 and over $915 million over the last two fiscal

Financial Highlights

(dollars in thousands, except per share amounts)

Years Ended March 31,	**2012**	2011	2010	2009	2008
Operating Results					
Operating revenues	**$2,662,574**	$2,784,317	$2,634,879	$3,357,367	$ 4,634,086
Operating income (loss)	**338,753**	386,808	321,183	(669,180)	1,050,176
Income (loss) from continuing operations before income tax provision (benefit) and noncontrolling interest	**303,083**	365,197	329,656	(3,188,197)	437,327
Net income (loss) attributable to Legg Mason, Inc.[1]	**220,817**	253,923	204,357	(1,967,918)	263,565
Per Common Share					
Net income (loss), diluted[1]	**$ 1.54**	$ 1.63	$ 1.32	$ (13.99)	$ 1.83
Adjusted income (loss)[2]	**2.77**	2.83	2.45	(8.47)	6.11
Dividends declared	**0.32**	0.20	0.12	0.96	0.96
Book Value	**40.59**	38.41	35.94	31.87	48.15
Financial Condition					
Total assets	**$8,555,747**	$8,707,756	$8,622,632	$9,232,299	$11,830,352
Total stockholders' equity	**5,677,291**	5,770,384	5,841,724	4,598,625	6,784,641

[1] Fiscal 2009 includes losses related to the elimination of exposure to Structured Investment Vehicles, net of income tax benefits and compensation related adjustments, of $1,376,579 or $9.79 per share and impairment charges related to goodwill and intangible assets, net of income tax benefits, of $863,352 or $6.14 per share.

[2] Adjusted income (loss) represents a performance measure that is based on a methodology other than generally accepted accounting principles ("non-GAAP"). For more information regarding this non-GAAP financial measure, see Management's Discussion and Analysis of Financial Condition and Results of Operations included in this Annual Report.

years. Our previously mentioned streamlining efforts to significantly reduce our corporate cost structure and drive operating leverage are now complete and we will realize $143 million in annual cost savings beginning in fiscal year 2013.

We remain highly encouraged by our improved investment performance results. For the critical three-year time period ending March 31, 2012, 80% of marketed composite AUM performance across Legg Mason beat their respective benchmarks. The percentage of our marketed composite AUM beating benchmark was 60% for the 1-year, 69% for the 5-year and 86% for the 10-year periods ending March 31, 2012. The percentage of our long-term U.S. mutual fund assets that outperformed their Lipper category average increased from 56% to 67% for the 1-year, 70% to 78% for the 5-year and 67% to 74% for the 10-year periods ended March 31, 2012 versus March 31, 2011. For the 3-year period, the percentage decreased from 74% to 66%. Importantly, Western Asset, our largest affiliate, Permal, Royce & Associates and Brandywine Global continued their strong long-term performance track records.

Our focus remains on maintaining our strong investment results and improving in areas in which we are underperforming. We continue to work on translating improved performance into future growth and inflows. As mentioned, during fiscal year 2012, we reduced our rate of total outflows by 55% and reduced long-term asset outflows by 12%. Our equity outflows increased from the prior year and were largely affected by the industry-wide challenges for active equity managers. Our fixed income outflows declined by 50% from last fiscal year, but we know that we must further improve. Importantly, the magnitude of our business pipeline of unfunded wins continues to grow and we feel that we are better positioned than we were a year ago to capitalize as the markets stabilize. We see many opportunities going forward and in specific categories including ClearBridge's income solutions products and MLP offerings, the ability of Royce & Associates to further expand outside of the United States, Western Asset's opportunities in specialized mandates and active ETFs, Brandywine Global's ability to leverage their strong performance into greater inflows and Permal's momentum among institutional investors and their ability to attract new retail investors through more innovative product structures.



Investment leaders from Legg Mason affiliates shared their market perspectives and insights in an exclusive webcast for over 1,000 clients with the theme "Outlook 2012: Beyond the Headlines." Pictured left to right: Timothy Schuler, Permal; Ken Leech, Western Asset; Chuck Royce, Royce & Associates; Hersh Cohen, ClearBridge Advisors; Consuelo Mack, moderator.

Our Strategic Drivers and Progress

Legg Mason's strategy is guided by three drivers of growth that we believe will most effectively position our franchise. I will report our results for the year in the context of these drivers below. First and foremost, delivering sustained investment excellence over the long term. Second, a corporate center that adds strategic value including excellence in global retail distribution focused on leveraging the unique capabilities of our investment affiliates and market opportunities. And third, allocating capital for diversified growth while maintaining a strong balance sheet and returning capital to our shareholders, as appropriate.

From an investment excellence standpoint, several of our managers were recognized for their noteworthy performance:

- Brandywine Global was named 2012 Best Global Fixed Income Manager by *Institutional Investor* and received two 2011 Best of the Best Performance Awards from *Asia Asset Management* in the Unhedged Global Bonds category for their 3-year and 5-year performance. The firm's Brandywine Global Fixed Income fund also earned 2012 Morningstar awards for the Best Global Bond fund in Belgium, the Netherlands, Hong Kong and Singapore;
- Western Asset was named 2012 Best U.S. Fixed Income Municipal Manager by *Institutional Investor* and the Legg Mason Western Asset Managed Municipals Fund was named the top fund over five years in the general municipal debt category by Lipper. Western Asset was also among the top 10 highest scoring managers in a recent study on brand favorability among institutional investors conducted by Cogent Research;
- Royce & Associates' Royce Premier Fund was named the top fund over 10 years in the small-cap core category by Lipper and a Legg Mason Royce Fund was named Best in Class in the BENCHMARK Fund of the Year Awards 2011 in the U.S. small-cap equity category;
- A Permal diversified multi-manager fixed income fund was named best performing specialist fund of hedge fund over 10 years and best performing emerging markets fund of hedge fund by the Hedge Fund Review at their Tenth European Fund of Hedge Funds Awards; and,
- Legg Mason offices in Europe and Taiwan earned a total of eight Lipper fund group awards, including being recognized for the performance of the Dublin- and Luxembourg-domiciled cross-border fund ranges, which are subadvised by various Legg Mason investment managers.


YEN 82.43 +0.90
EURO 1.4669 +0.0024
LIVE
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GOING GLOBAL
BEST INVESTING OPPORTUNITIES ABROAD
Petrobras (PBR)
Oracle (ORCL)

Portfolio managers from Batterymarch, Brandywine Global and Royce & Associates were interviewed on CNBC about global markets and various economic issues in 2011.

Permal, led by Isaac Souede, is one of the world's largest and oldest fund-of-hedge funds managers, providing investment opportunities in directional and absolute return strategies across global markets. The firm was recently profiled in *personal WEALTH* on insights from the past year and a look at the future of hedge funds.


personal WEALTH
PERMAL
Investment insights
Alternatives
Collectibles
Fund focus
Hedge-fund resurgence
After turning in a dismal performance in 2011, hedge funds will make a strong comeback with double-digit gains this year, predict top executives of alternative investment firm Permal

Our corporate center and global retail distribution teams also made good progress this past fiscal year and are working more actively with affiliates and distribution partners across asset classes and geographies to develop targeted solutions and to offer high-performing products in key channels to our clients. We have a larger number of client-facing staff than a year ago within a flatter and more efficient distribution organization and are beginning to see the benefits of our realigned structure. Examples of this progress include the following:

- Legg Mason raised $599 million in June 2011 for the ClearBridge Energy MLP Opportunity Fund Inc., a closed-end fund which seeks to invest primarily in master limited partnerships in the energy sector;
- In early 2012, we launched the Permal Hedge Strategies Fund, a product that is mirrored after our fund-of-hedge funds manager's highly-acclaimed Fixed Income Holdings strategy and that we expect will gain traction later this year. This product is registered with the SEC and produces 1099 tax reporting. Its innovative structure allows a greater number of retail investors access to Permal's asset allocation and alternative expertise;
- Legg Mason raised $421 million in the Legg Mason Brandywine Global Income Opportunities Fund, a global, flexible portfolio that uses a macro-value-oriented approach to invest across countries, currencies and credits, in March 2012; and,
- Importantly, our long-term global distribution flows outside of the United States during fiscal year 2012 were positive in five out of the six regions in which we operate, including Japan, Europe, Asia, the Americas and Australia.

We continued our commitment to allocating and returning capital, as appropriate, during fiscal year 2012. Our seed capital balance used to fund new investments stands at nearly $390 million and represents $27 billion of total assets under management today in seeded products. During fiscal year 2012, we deployed $122.5 million and redeemed $134.1 million in seed capital, an important tool that allows us to invest in growth when we believe we have a marketable strategy and performance advantage. We repurchased a total of 13.6 million shares or 9% of shares outstanding and recently increased our quarterly dividend by 38% to $0.11 per share. At the same time, we are more actively looking to fill product gaps that will help to improve our asset mix and flows. Importantly, over the past two fiscal years, we have returned over $915 million in capital to shareholders in the form of share repurchases and dividends, while maintaining a consistent level of cash and cash


ClearBridge Advisors
ClearBridge Energy MLP Opportunity Fund Inc.
EMO
LISTED
NYSE
LEGG MASON
GLOBAL ASSET MANAGEMENT
JUNE
14
TUESDAY

In June 2011, we launched the ClearBridge Energy MLP Opportunity Fund, raising $599 million for a new closed-end fund that seeks to invest primarily in master limited partnerships in the energy sector.

Both Western Asset and Brandywine Global received 2012 U.S. Investment Management Awards from *Institutional Investor*. The awards recognize managers who "stood out in the eyes of the investor community for their exceptional performance, risk management and service."

Institutional Investor

2012 US Investment Management Awards

Western Asset Management Co.
U.S. Fixed Income Municipal Manager of the Year

Brandywine Global Investment Management
Global Fixed Income Manager of the Year

equivalents of approximately $1.4 billion at the end of each year.

In May of 2012, we announced a new capital plan to further enhance our financial flexibility and position Legg Mason for sustained growth. The plan includes the refinancing of $1.25 billion of convertible senior notes due in 2015 with longer debt maturities from a diverse investor base. These refinancing transactions are expected to be GAAP accretive beginning in the second quarter of fiscal 2013 and immediately reduced our outstanding debt by $350 million. Furthermore, our Board of Directors authorized $1.0 billion for additional share repurchases through the use of up to 65% of future cash generated from operations beginning in fiscal 2013. The remaining $155 million in previously authorized share repurchases was also approved for deployment in the first quarter of fiscal 2013.

Our Growth Opportunities

This has been an extremely challenging year for the industry, with significant turbulence in the financial markets and uncertainty among institutional and individual investors. Nonetheless, Legg Mason's earnings power and cash generation remain strong. We are a scale player in the asset management industry with competitive, respected brands and diversity among asset classes, geographies, clients and channels. We have robust global distribution capabilities and are able to leverage additional capacity. And importantly, we have maintained our financial discipline and strong balance sheet during this period.

As we enter fiscal 2013, I view the following as among Legg Mason's major growth opportunities:

- Organic growth. We will target organic growth through a focus on maintaining improved investment performance, affiliate-led institutional expansion, Legg Mason-led global retail sales and collaborative product development. We will continue to work to translate our strong pipeline of unfunded business into positive flows and utilize our retail distribution platform to achieve incremental operating leverage;
- Fill product gaps. We will seek new sources of top line growth and to fill product gaps through bolt-ons, lift-outs and targeted acquisitions. An important element in our strategy is to participate in higher growth segments and markets, including international equities and alternatives; and,
- Balanced capital deployment. We will execute our new capital plan and continue to manage our



Legg Mason's Executive Committee is comprised of (left to right) Ron Dewhurst, Head of Global Investment Managers; Tom Lemke, General Counsel; Jeff Nattans, Head of M&A and Business Development; Pete Nachtwey, Chief Financial Officer; Mark Fetting, Chairman and Chief Executive Officer; and Joe Sullivan, Head of Global Distribution.

capital base for the long term. Our balance sheet flexibility enables us to both protect and grow our business while also allowing us to return excess capital to shareholders through share repurchases and dividends, as appropriate.

Ongoing with these growth opportunities will be a continued vigilance on managing costs and on improving our operating margin. As a pure asset manager with long-term oriented affiliates covering almost all of the major asset classes and strategies, we are confident in our managers and optimistic that our performance improvements will lead to inflows over time.

Closing

As Legg Mason enters our new fiscal year, we remain focused on building upon our leading position in global asset management. I believe we have taken deliberate and meaningful steps to improve our business for long-term success. Our belief in the value of active management has never wavered and each and every day our employees are challenged to do their part in delivering on our ultimate goal of investment excellence. As the economy continues on its path toward recovery, we believe we have positioned ourselves well to capture additional market share as the markets improve, which we are confident they will. And as we move forward, we remain committed to making decisions and investments we believe will generate sustained, long-term value for our shareholders.

Mark R. Fetting
Chairman and Chief Executive Officer
June 8, 2012

WESTERN ASSET

"Our mission...To remain a leader in diversified fixed income investment management with integrated global operations, exercising uncompromising standards of excellence and ethics in all aspects of our business."

Western Asset is one of the world's largest and leading managers of fixed income investments, with over $445 billion of assets under management. With a combined staff of 905 employees, Western Asset offers a broad range of fixed income investment services representing a global array of currencies, investment strategies and markets. Western Asset has 140 products, managed globally, in 17 currencies. Clients domiciled outside of the United States represented 35% of Western Asset's total assets under management at year-end.

Over the past 14 years, under the leadership of CEO Jim Hirschmann, Western Asset has successfully executed its strategic plan that has guided the company for many years and remains the model for growth today:

- Deliver superior risk adjusted investment performance results versus benchmark and peers;
- Continue to reinvest and allocate resources to develop and attract top talent and to support increasingly complex customized solutions;
- Strive to achieve industry best practices across all areas of the firm;
- Continue to provide virtually any fixed income solution in any currency; and,
- Continue to expand and develop globally while preserving its culture of teamwork.



London
Investment Professionals: 15
Products: 33
New York
Investment Professionals: 25
Products: 21
Tokyo
Investment Professionals: 8
Products: 11
Pasadena
Investment Professionals: 52
Products: 39
Dubai
Hong Kong
Singapore
Investment Professionals: 3
Products: 14
Melbourne
Investment Professionals: 5
Products: 7
São Paulo
Investment Professionals: 17
Products: 15

Royce&Associates

Located in New York City and founded by President and Co-Chief Investment Officer, Chuck Royce, the company uses a bottom-up value approach, primarily seeking companies with strong balance sheets and above-average returns on invested capital that are trading at substantial discounts to their intrinsic value. Royce manages approximately $40 billion of assets through open-end mutual funds, variable annuity funds and closed-end funds, as well as institutional accounts and limited partnerships.

Wealth of Experience Royce & Associates is committed to the same investment principles that have served it well for almost 40 years. Chuck Royce enjoys one of the longest tenures of any active mutual fund manager. Royce's investment staff also includes Co-Chief Investment Officer W. Whitney George, 18 portfolio managers, five assistant portfolio managers and analysts, and nine traders.

Multiple Funds, Common Focus Royce's goal is to offer both individual and institutional investors the best available micro-cap, small-cap and mid-cap portfolios. They have chosen to concentrate on smaller-company investing by providing investors with a range of funds that take full advantage of this large and diverse sector.

Consistent Discipline Royce's approach emphasizes paying close attention to risk and maintaining the same discipline, regardless of market movements and trends. The price they pay for a security must be significantly below their appraisal of its current worth. This requires a thorough analysis of the financial and business dynamics of an enterprise, as though they were purchasing the entire company.

Co-Ownership of Funds It is important that Royce's employees and shareholders share a common financial goal. The officers, employees and their families currently have approximately $151 million invested in The Royce Funds and are often among the largest individual shareholders.

Total Invested Assets by Geography

- U.S. Equity—79%
- Rest of the World Equity—12%
- European Equity—4%
- Cash—5%



PERMAL

Permal is a leading global asset management group, offering investment solutions through established funds and customized portfolios, drawing on almost four decades of experience in manager selection, asset allocation and risk management, with a core competence in alternative investments.

Permal's principal asset management offices are in London and New York, with offices in Dubai, Hong Kong, Nassau, Paris, Singapore and Tokyo providing client service and investment research support, and an office in Boston housing its private equity group, Permal Capital Management. Permal has an extensive institutional and global client base, with a worldwide network of distributors, including many of the world's largest banks and securities firms.

Permal manages over $18 billion and is widely recognized for its long-term performance track record. The group has extensive capabilities in fundamental analysis and highly sophisticated analytic and risk management tools, enabling it to structure and manage highly diversified portfolios of specialized managers and distinct investment styles. Ten of Permal's 15 multi-manager fund offerings are rated by Standard & Poor's, of which eight are AA-rated and two are A-rated.

Multi-Manager Funds' Assets by Strategy

- Global Macro—39%
- Fixed Income—20%
- Global Long/Short—12%
- Event Driven—11%
- Natural Resources—6%
- Equity Long—3%
- Relative Value Arbitrage—2%
- Cash/Other—7%



ClearBridge, our largest equity manager and our second-largest manager overall, manages nearly $56 billion in assets. ClearBridge's strategies are offered through a number of investment vehicles including mutual funds, separately managed accounts, commingled funds and limited partnerships. Its diversified portfolio of products is focused on four relevant themes: income solutions, concentrated alpha, low volatility and global equities.

The ClearBridge platform offers a variety of investment styles, from small-cap value to large-cap growth, all utilizing a bottom-up, fundamental approach to security selection that is primarily research driven with a focus on companies with solid economic returns relative to their risk-adjusted valuations. In order to promote cross-fertilization, a collaborative approach exists between style-based portfolio managers and the research team. The distinct investment philosophies and approaches of ClearBridge's portfolio managers are united by a common, fundamentally-focused research platform with an emphasis on business models that they believe have sustainable competitive advantages and supportive balance sheets at attractive valuations.

The firm's portfolio managers have strong track records in equity investing, with an average of 24 years of investment industry experience. ClearBridge currently has 156 employees, including 54 investment professionals, all of whom are based in the United States, in New York and San Francisco.

Global Currents, a Wilmington-based manager of international and global equity portfolios with assets under management of over $2 billion, operates as a division of ClearBridge.

Assets by Product Type

- Concentrated Alpha—53%
- Income Solutions—22%
- Low Volatility—19%
- Global Equities—5%
- Other—1%



"Batterymarch's mission is to provide consistent long-term value by exceeding client expectations in both performance and service. We are committed to fostering a culture that rewards creative, collaborative thinking and leverages new technology to maximize the effectiveness of our entire organization."

Batterymarch, a pioneer in quantitative equity management, was one of the first U.S.-based managers to invest in international and emerging markets. Established in 1969, the Boston-based firm utilizes an adaptive, bottom-up process that combines the wisdom and experience of fundamental investors with the power and efficiency of quantitative tools.

As a global equity manager of both institutional separate accounts and subadvised funds, Batterymarch invests in approximately 50 countries, with products that span the full range of equity asset classes. The company customizes its investment strategies to capture the intricacies of individual regions, countries and sectors.

All of Batterymarch's investment strategies are collaborative and team driven, and incorporate rigorous stock selection, effective risk control and cost-efficient trading. Batterymarch has 90 employees, including 26 investment professionals. Its clients represent a broad spectrum of investors, including corporate pension plans, public funds, foundations and endowments, Taft-Hartley plans and investment companies. More than half of Batterymarch's over $18 billion in assets under management represent global, international or emerging markets accounts, and over 31% is managed for clients domiciled outside the United States.

Range of Investment Strategies

Developed Markets Equities

- Global
- Global Unconstrained
- International
- International Small Cap
- Regional
- Global Market Neutral
- Global Inflation Sensitive
- Global Tactical Asset Allocation
- U.S. Large Cap
- U.S. Mid Cap
- U.S. Small Cap
- U.S. Style-Based
- U.S. Market Neutral
- ESG

Emerging Markets Equities

- Global
- Global Smaller Companies
- Asia ex-Japan
- Asia ex-Japan Absolute Return

Brandywine GLOBAL

Since its founding in 1986, Brandywine Global has pursued a singular investment approach—value investing. Its assets under management today include an array of fixed income, equity, and balanced portfolios that invest in U.S., international, and global markets on behalf of over 375 institutional clients.

With over $37 billion in assets under management, Brandywine Global's growth has primarily been fueled by an increasing presence in international markets, with 36% of assets managed on behalf of non-U.S. domiciled clients. Its institutional client base includes public funds, corporations, educational institutions, Taft-Hartley plans and health care organizations.

Brandywine Global has approximately 150 employees, including over 40 investment professionals, located in Philadelphia, San Francisco, London and Singapore.

Brandywine Global works consistently to strengthen its fundamental and quantitative research capabilities and broaden their application to new securities and new markets. The company's mission is to deliver superior investment solutions and performance to its clients by listening to its clients; hiring, supporting and retaining the industry's best people; encouraging independent thinking by sponsoring an open marketplace for ideas; promoting a culture of integrity and partnership; and finding value, throughout the world, which others have not yet recognized.

Assets by Strategy

- Fixed Income—74%
- Large Cap Equity—12%
- Diversified Equity—10%
- Small/Mid Cap Equity—3%
- Balanced—1%



Assets by Client Type

- Subadvisory—31%
- Employee Benefit—24%
- Government—15%
- Public Retirement—10%
- Endowment/Foundation—7%
- Corporate/Operating—6%
- Taft-Hartley—5%
- Individual Investors—2%



LEGG MASON
CAPITAL MANAGEMENT

Legg Mason Capital Management ("LMCM") was established in 1982 with the launch of its first equity mutual fund, Legg Mason Value Trust. Since then, LMCM has added additional mandates, as well as mutual fund and institutional separate account clients from around the globe. With over $8 billion in assets under management, 23% is managed on behalf of non-U.S. domiciled clients.

LMCM focuses on the investment process first and foremost. The firm is structured and staffed to create an environment that allows its investment professionals to make sound, evidence-based decisions. LMCM believes this is critical to delivering outstanding long-term performance to its clients.

Independence, research innovation, and rational decision-making are core characteristics of LMCM. The firm constantly seeks new and better ways to understand how people, businesses, and markets behave through its ongoing research in capital markets theory, complex systems, science, technology, and psychology. Security markets are vibrant, complex systems, and LMCM believes that investment management strategies must adapt and evolve to ensure continued success.

At the heart of LMCM is a cohesive team of over 20 investment professionals, including seven portfolio managers with an average of 21 years of investment industry experience.

Retail and Institutional Assets

- Institutional—51%
- Retail—49%



Components of Institutional Assets

- Separate Accounts—52%
- Institutional Shares—20%
- Sub-Advised Accounts—28%



LEGG MASON Global Equities Group


Warsaw
London
Hong Kong
Melbourne

The Legg Mason Global Equities Group is a collection of three specialty firms dedicated to the global equities asset class. Esemplia Emerging Markets is a dedicated emerging markets equities manager with over 20 years of experience offering long only and hedged investment strategies. Legg Mason Australian Equities is an Australian equities fund manager specializing in a range of investment strategies and with a 29-year history for its core investment style. Legg Mason Poland is one of the longest established asset managers in Poland, investing in bonds, equities and money markets. As with all our managers, each affiliate operates with investment autonomy, pursuing its own unique investment philosophy and process.

Esemplia Emerging Markets | LEGG MASON Australian Equities | LEGG MASON Poland

LEGG MASON INVESTMENT COUNSEL

Assets by Investment Type

- Diversified Balanced—50%
- U.S. Equity—25%
- U.S. Fixed Income—22%
- Global Equity—3%



Legg Mason Investment Counsel provides highly tailored investment and trust strategies for affluent individuals, families and institutions. Through an iterative and collaborative approach with its clients, the firm focuses on understanding goals and needs before building individualized strategies. Integral to its core investment capabilities and to help clients achieve their financial goals, the firm also has specializations in socially responsive investing, philanthropy, trust and family office services, as well as estate and tax planning. Legg Mason Investment Counsel's dedicated team of 21 portfolio managers and trust officers average over 25 years of experience. The firm also employs 14 analysts whose work is for the benefit of the firm's clients only. Overall, the average client relationship approaches 20 years and often spans multiple generations. Legg Mason Investment Counsel operates from offices in Baltimore, Cincinnati, Easton, New York and Philadelphia.



Board of Directors

Standing, left to right:

Nicholas J. St. George
Private Investor

Nelson Peltz
Chief Executive Officer and Founding Partner, Trian Fund Management, L.P.

Kurt L. Schmoke
Dean, School of Law at Howard University; Former Mayor of Baltimore

Cheryl Gordon Krongard
Private Investor; Former CEO, Rothschild Asset Management

Mark R. Fetting
Chairman and Chief Executive Officer, Legg Mason, Inc.

Dennis R. Beresford
Professor, University of Georgia; Former Chairman of Financial Accounting Standards Board (Chairman of Audit Committee)

W. Allen Reed
Private Investor; Retired CEO, GM Asset Management Corporation (Lead Independent Director and Chairman of Nominating & Corporate Governance Committee)

Robert E. Angelica
Private Investor; Former Chairman and CEO, AT&T Investment Management Corporation

Seated, left to right:

Barry W. Huff
Retired Vice Chairman, Deloitte (Chairman of Risk Committee)

John T. Cahill
Executive Chairman, Kraft Foods North America (Chairman of Finance Committee)

Harold L. Adams
Chairman Emeritus, RTKL Associates, Inc. (Chairman of Compensation Committee)

Margaret Milner Richardson
Private Consultant and Investor; Former U.S. Commissioner of Internal Revenue

John E. Koerner III
Managing Member, Koerner Capital, LLC

Selected Financial Data

(Dollars in thousands, except per share amounts or unless otherwise noted)

	Years Ended March 31,				
	2012	2011	2010	2009	2008
OPERATING RESULTS					
Operating revenues	**$2,662,574**	$2,784,317	$2,634,879	$ 3,357,367	$ 4,634,086
Operating expenses, excluding impairment	**2,323,821**	2,397,509	2,313,696	2,718,577	3,432,910
Impairment of goodwill and intangible assets	**—**	—	—	1,307,970	151,000
Operating income (loss)	**338,753**	386,808	321,183	(669,180)	1,050,176
Other non-operating expense	**(54,006)**	(23,315)	(32,027)	(243,577)	(5,573)
Other non-operating income of consolidated investment vehicles, net	**18,336**	1,704	17,329	7,796	—
Fund support	**—**	—	23,171	(2,283,236)	(607,276)
Income (loss) before income tax provision (benefit)	**303,083**	365,197	329,656	(3,188,197)	437,327
Income tax provision (benefit)	**72,052**	119,434	118,676	(1,223,203)	173,496
Net income (loss)	**231,031**	245,763	210,980	(1,964,994)	263,831
Less: Net income (loss) attributable to noncontrolling interests	**10,214**	(8,160)	6,623	2,924	266
Net income (loss) attributable to Legg Mason, Inc.	**$ 220,817**	$ 253,923	$ 204,357	$(1,967,918)	$ 263,565
PER SHARE					
Net income (loss) per share attributable to Legg Mason, Inc. common shareholders:					
Basic	**$ 1.54**	$ 1.63	$ 1.33	$ (13.99)	$ 1.86
Diluted	**$ 1.54**	$ 1.63	$ 1.32	$ (13.99)	$ 1.83
Weighted-average shares outstanding:					
Basic	**143,292**	155,321	153,715	140,669	142,018
Diluted[1]	**143,349**	155,484	155,362	140,669	143,976
Dividends declared	**$ 0.32**	$ 0.20	$ 0.12	$ 0.96	$ 0.96
BALANCE SHEET					
Total assets	**$8,555,747**	$8,707,756	$8,622,632	$ 9,232,299	$11,830,352
Long-term debt	**1,136,892**	1,201,868	1,170,334	2,740,190	1,992,231
Total stockholders' equity	**5,677,291**	5,770,384	5,841,724	4,598,625	6,784,641
FINANCIAL RATIOS AND OTHER DATA					
Adjusted income (loss)[2]	**$ 397,030**	$ 439,248	$ 381,258	$(1,191,389)	$ 879,519
Adjusted income (loss) per diluted share[2]	**$ 2.77**	$ 2.83	$ 2.45	$ (8.47)	$ 6.11
Operating margin	**12.7%**	13.9%	12.2%	(19.9)%	22.7%
Operating margin, as adjusted[3]	**21.3%**	23.2%	20.7%	23.9%	35.5%
Total debt to total capital[4]	**19.6%**	20.1%	19.6%	39.4%	26.9%
Assets under management *(in millions)*	**$ 643,318**	$ 677,646	$ 684,549	$ 632,404	$ 950,122
Full-time employees	**2,979**	3,395	3,550	3,890	4,220

(1) Basic shares and diluted shares are the same for periods with a net loss.
(2) Adjusted income (loss) is a non-GAAP performance measure. We define Adjusted income (loss) as Net income (loss) attributable to Legg Mason, Inc., plus amortization and deferred taxes related to intangible assets and goodwill, and imputed interest and tax benefits on contingent convertible debt less deferred income taxes on goodwill and indefinite-life intangible asset impairment, if any. We also adjust for non-core items that are not reflective of our economic performance, such as impairment charges and the impact of tax rate adjustments on certain deferred tax liabilities related to indefinite-life intangible assets and goodwill, and net money market fund support losses (gains). See Supplemental Non-GAAP Information in Management's Discussion and Analysis of Financial Condition and Results of Operations.
(3) Operating margin, as adjusted, is a non-GAAP performance measure we calculate by dividing (i) Operating income (loss), adjusted to exclude the impact on compensation expense of gains or losses on investments made to fund deferred compensation plans, the impact on compensation expense of gains or losses on seed capital investments by our affiliates under revenue sharing agreements, transition-related costs of streamlining our business model, income (loss) of consolidated investment vehicles, and impairment charges by (ii) our operating revenues, adjusted to add back net investment advisory fees eliminated upon consolidation of investment vehicles, less distribution and servicing expenses which we use as an approximate measure of revenues that are passed through to third-parties, which we refer to as "Operating revenues, as adjusted." See Supplemental Non-GAAP Information in Management's Discussion and Analysis of Financial Condition and Results of Operations.
(4) Calculated based on total debt as a percentage of total capital (total stockholders' equity plus total debt) as of March 31.

Management's Discussion and Analysis of Financial Condition and Results of Operations

EXECUTIVE OVERVIEW

Legg Mason, Inc., a holding company, with its subsidiaries (which collectively comprise "Legg Mason") is a global asset management firm. Acting through our subsidiaries, we provide investment management and related services to institutional and individual clients, company-sponsored mutual funds and other investment vehicles. We offer these products and services directly and through various financial intermediaries. We have operations principally in the United States of America ("U.S.") and the United Kingdom ("U.K.") and also have offices in Australia, Bahamas, Brazil, Canada, Chile, China, Dubai, France, Germany, Italy, Japan, Luxembourg, Poland, Singapore, Spain, Switzerland and Taiwan. All references to fiscal 2012, 2011 or 2010, refer to our fiscal year ended March 31 of that year. Terms such as "we," "us," "our," and "Company" refer to Legg Mason.

In connection with a realignment of our executive management team during fiscal 2011, we no longer manage our business in two divisions and, during fiscal 2012, eliminated the previous separation of the Americas and International divisions and combined them into one operating segment, Global Asset Management. We believe this structure allows us to function as a global organization with a single purpose. As a result of this change, we no longer present assets under management ("AUM") or revenues by division.

Our operating revenues primarily consist of investment advisory fees, from separate accounts and funds, and distribution and service fees. Investment advisory fees are generally calculated as a percentage of the assets of the investment portfolios that we manage. In addition, performance fees may be earned under certain investment advisory contracts for exceeding performance benchmarks. Distribution and service fees are fees received for distributing investment products and services or for providing other support services to investment portfolios, and are generally calculated as a percentage of the assets in an investment portfolio or as a percentage of new assets added to an investment portfolio. Our revenues, therefore, are dependent upon the level of our AUM and fee rates, and thus are affected by factors such as securities market conditions, our ability to attract and maintain AUM and key investment personnel, and investment performance. Our AUM primarily vary from period to period due to inflows and outflows of client assets as well as market performance. Client decisions to increase or decrease their assets under our management, and decisions by potential clients to utilize our services, may be based on one or more of a number of factors. These factors include our reputation in the marketplace, the investment performance, both absolute and relative to benchmarks or competitive products, of our products and services, the fees we charge for our investment services, the client or potential client's situation, including investment objectives, liquidity needs, investment horizon and amount of assets managed, our relationships with distributors and the external economic environment, including market conditions.

The fees that we charge for our investment services vary based upon factors such as the type of underlying investment product, the amount of assets under management, the asset management affiliate that provides the services, and the type of services (and investment objectives) that are provided. Fees charged for equity asset management services are generally higher than fees charged for fixed income and liquidity asset management services. Accordingly, our revenues will be affected by the composition of our AUM. In addition, in the ordinary course of our business, we may reduce or waive investment management fees, or limit total expenses, on certain products or services for particular time periods to manage fund expenses, or for other reasons, and to help retain or increase managed assets. Under revenue sharing agreements, certain of our asset management affiliates retain different percentages of revenues to cover their costs, including compensation. As such, our Net income attributable to Legg Mason, Inc., operating margin and compensation as a percentage of operating revenues are impacted based on which affiliates generate our revenues, and a change in AUM at one affiliate can have a dramatically different effect on our revenues and earnings than an equal change at another affiliate. In addition, from time to time we may agree to changes in revenue sharing agreements and other arrangements with our asset management personnel, which may impact our compensation expenses and profitability.

The most significant component of our cost structure is employee compensation and benefits, of which a majority is variable in nature and includes incentive compensation that is primarily based upon revenue levels, non-compensation related operating expense levels at revenue share-based affiliates, and profits. The next largest component of our cost structure is distribution and servicing expense, which are primarily fees paid to third-party distributors for selling our asset management products and services and are largely variable in nature. Certain other operating costs are fixed in nature, such as occupancy, depreciation and amortization, and fixed contract commitments for market data, communication and technology services, and usually do not decline with reduced levels of business activity or, conversely, usually do not rise proportionately with increased business activity.

Our financial position and results of operations are materially affected by the overall trends and conditions of the financial markets, particularly in the United States, but also in the other countries in which we operate. Results of any individual period should not be considered representative of future results. Our profitability is sensitive to a variety of factors, including the amount and composition of our AUM, and the volatility and general level of securities prices and interest rates, among other things. Periods of unfavorable market conditions are likely to affect our profitability adversely. In addition, the diversification of services and products offered, investment performance, access to distribution channels, reputation in the market, attracting and retaining key employees and client relations are significant factors in determining whether we are successful in attracting and retaining clients. In the last few years, the industry has seen flows into products for which we do not currently garner significant market share. In addition, the economic downturn of fiscal years 2008 and 2009 contributed to a significant contraction in our business and we have not recovered to pre-downturn levels.

The financial services business in which we are engaged is extremely competitive. Our competition includes numerous global, national, regional and local asset management firms, broker-dealers and commercial banks. The industry has been impacted by continued economic uncertainty, and in prior years, by the consolidation of financial services firms through mergers and acquisitions.

The industry in which we operate is also subject to extensive regulation under federal, state, and foreign laws. Like most firms, we have been impacted by regulatory and legislative changes. Responding to these changes has required, and will continue to require, us to incur costs that continue to impact our profitability.

Our strategy is focused on three primary areas listed below. Management keeps these strategic priorities in mind when it evaluates our operating performance and financial condition. Consistent with this approach, we have also listed below the most important matters on which management currently focuses in evaluating our performance and financial condition.

- Outstanding independent investment managers:
  - The investment performance of our asset management products and services compared to their benchmarks and to the performance of competitive products for the trailing 1-year, 3-year, 5-year, and 10-year periods.
  - Our AUM, the components of the changes in our AUM amid continued market uncertainty, the long-term trend of outflows in AUM, and the resulting impact of changes in AUM on our revenues.
- A corporate center that delivers strategic value:
  - Promote revenue growth through strategic marketing of products to institutional clients, supported by retail and instividual (e.g., 401(k) plans) distribution globally.
  - Management of expenses.
- Allocating capital for diversified growth and returning capital to shareholders as appropriate:
  - The amount of excess capital we generate, and deployment of that capital through share repurchases, investments in proprietary fund products, dividends and targeted acquisitions.

The following discussion and analysis provides additional information regarding our financial condition and results of operations.

BUSINESS ENVIRONMENT AND RESULTS OF OPERATIONS

Although the financial environment, both globally and in the U.S., continued to rebound during fiscal 2012, challenging and volatile conditions persisted throughout a portion of our fiscal year. Economic uncertainties related to the European debt crisis slowed the global economy, and the unprecedented downgrade to the U.S. credit rating in August 2011 contributed to a sharp decline in the equity markets during the first half of fiscal 2012.

In spite of the challenging conditions during the first half of our fiscal year, economic interventions which eased the European debt crisis, and continuing improvement in U.S. employment rates and consumer confidence, resulted in equity market increases during the second half of the fiscal year which more than offset earlier market declines. During fiscal 2012, the Federal Reserve Board held the federal funds rate at 0.25%, the lowest in history. While the economic outlook has been more positive than in recent years, the financial environment in which we operate continues to be challenging, as we move into fiscal 2013.

All three major U.S. equity market indices, as well as the Barclays Capital U.S. Aggregate Bond Index and Barclays Capital Global Aggregate Bond Index, increased significantly during the past two fiscal years as illustrated in the table below:

Indices[1]	% Change as of and for the Year Ended March 31, 2012	2011
Dow Jones Industrial Average	**7.24%**	13.48%
S&P 500	**6.23%**	13.37%
NASDAQ Composite Index	**11.16%**	15.98%
Barclays Capital U.S. Aggregate Bond Index	**7.71%**	5.12%
Barclays Capital Global Aggregate Bond Index	**5.26%**	7.15%

(1) Indices are trademarks of Dow Jones & Company, McGraw-Hill Companies, Inc., NASDAQ Stock Market, Inc., and Barclays Capital, respectively, which are not affiliated with Legg Mason.

The following table sets forth, for the periods indicated, amounts in the Consolidated Statements of Income as a percentage of operating revenues and the increase (decrease) by item as a percentage of the amount for the previous period:

	Percentage of Operating Revenues			Period to Period Change[1]	
	Years Ended March 31,			**2012 Compared to 2011**	2011 Compared to 2010
	2012	2011	2010		
Operating Revenues					
Investment advisory fees					
Separate accounts	**29.1%**	29.3%	30.9%	**(4.9)%**	0.1%
Funds	**56.0**	53.4	51.9	**0.3**	8.7
Performance fees	**1.9**	3.5	2.7	**(48.8)**	35.3
Distribution and service fees	**12.8**	13.6	14.3	**(10.1)**	1.0
Other	**0.2**	0.2	0.2	**(16.0)**	4.6
Total operating revenues	**100.0**	100.0	100.0	**(4.4)**	5.7
Operating Expenses					
Compensation and benefits	**41.7**	41.0	42.2	**(2.7)**	2.6
Transition-related compensation	**1.3**	1.6	—	**(23.1)**	n/m
Total compensation and benefits	**43.0**	42.6	42.2	**(3.5)**	6.7
Distribution and servicing	**24.4**	25.6	26.3	**(8.9)**	3.0
Communications and technology	**6.2**	5.8	6.2	**1.7**	(0.7)
Occupancy	**5.8**	5.0	6.0	**12.3**	(12.2)
Amortization of intangible assets	**0.7**	0.8	0.8	**(14.6)**	0.6
Other	**7.2**	6.3	6.3	**8.0**	5.3
Total operating expenses	**87.3**	86.1	87.8	**(3.1)**	3.6
Operating Income	**12.7**	13.9	12.2	**(12.4)**	20.4
Other Income (Expense)					
Interest income	**0.4**	0.3	0.3	**24.2**	25.7
Interest expense	**(3.3)**	(3.3)	(4.8)	**(5.0)**	(27.0)
Fund support	**—**	—	0.9	**n/m**	n/m
Other	**0.8**	2.1	3.2	**(62.9)**	(31.4)
Other non-operating income of consolidated investment vehicles	**0.8**	0.1	0.7	**(65.1)**	(90.2)
Total other income (expense)	**(1.3)**	(0.8)	0.3	**n/m**	n/m
Income before Income Tax Provision	**11.4**	13.1	12.5	**(17.0)**	10.8
Income tax provision	**2.7**	4.3	4.5	**(39.7)**	0.6
Net Income	**8.7**	8.8	8.0	**(6.0)**	16.5
Less: Net income (loss) attributable to noncontrolling interests	**0.4**	(0.3)	0.2	**n/m**	n/m
Net Income Attributable to Legg Mason, Inc.	**8.3%**	9.1%	7.8%	**(13.0)%**	24.3%

n/m-not meaningful

(1) Calculated based on the change in actual amounts between fiscal years as a percentage of the prior year amount.

FISCAL 2012 COMPARED WITH FISCAL 2011

Financial Overview

Net Income Attributable to Legg Mason, Inc. for the year ended March 31, 2012, totaled $220.8 million, or $1.54 per diluted share, compared to $253.9 million, or $1.63 per diluted share, in the prior year. The decrease in Net Income was primarily due to an increase in incentive compensation from changes in an expense reimbursement arrangement with Western Asset Management Company ("Western Asset"), the impact of net market losses on proprietary fund products and assets invested for deferred compensation plans which are not offset in compensation and benefits, and the net impact of decreased operating revenues. These decreases were offset in part by the impact of cost savings due to our business streamlining initiative, and the impact of tax benefits associated with the restructuring of a foreign subsidiary and U.K. tax rate changes. These items are further discussed in "Results of Operations" below. Adjusted Income (see Supplemental Non-GAAP Financial Information) decreased to $397.0 million, or $2.77 per diluted share, for the year ended March 31, 2012, from $439.2 million, or $2.83 per diluted share, in the prior year primarily due to the decrease in Net Income, previously discussed, excluding the impact of U.K. tax rate adjustments. Operating margin decreased to 12.7% from 13.9% in the prior year. Operating Margin, as Adjusted (see Supplemental Non-GAAP Financial Information), for the years ended March 31, 2012 and 2011, was 21.3% and 23.2%, respectively.

Assets Under Management

The components of the changes in our AUM (in billions) for the years ended March 31, were as follows:

	2012	2011
Beginning of period	**$677.6**	$684.5
Investment funds, excluding liquidity funds(1)		
Subscriptions	**46.9**	49.5
Redemptions	**(51.1)**	(44.3)
Separate account flows, net	**(35.9)**	(52.1)
Liquidity fund flows, net	**12.6**	(14.2)
Net client cash flows	**(27.5)**	(61.1)
Market performance and other(2)	**17.1**	56.3
Dispositions	**(23.9)**	(2.1)
End of period	**$643.3**	$677.6

(1) Subscriptions and redemptions reflect the gross activity in the funds and include assets transferred between funds and between share classes.
(2) Includes impact of foreign exchange, reinvestment of dividends, and other.

AUM at March 31, 2012, was $643.3 billion, a decrease of $34.3 billion, or 5%, from March 31, 2011. The decrease in AUM was attributable to net client outflows of $27.5 billion and dispositions of $23.9 billion, which were partially offset by market performance and other of $17.1 billion, including the negative impact of foreign currency exchange fluctuations. The majority of dispositions were in liquidity assets, $19.9 billion, which resulted from the amendment of historical Smith Barney brokerage programs discussed below. There were also $4.0 billion in dispositions from the divestiture of two small affiliates. Long-term asset classes accounted for the net client outflows, with $21.3 billion and $18.6 billion in equity and fixed income outflows, respectively, partially offset by liquidity inflows of $12.4 billion. Equity outflows were primarily experienced by products managed at Legg Mason Capital Management, Inc. ("LMCM"), ClearBridge Advisors LLC ("ClearBridge"), Batterymarch Financial Management, Inc. ("Batterymarch") and Royce & Associates ("Royce"). Due in part to investment performance issues, we have experienced net annual outflows in our equity asset class since fiscal 2007. The majority of fixed income outflows were in products managed by Western Asset, including $12.7 billion in outflows from a single, low fee global sovereign mandate. We expect to continue to experience outflows from this mandate of approximately $1 billion per month during fiscal 2013. With the exception of the June 2011 quarter, we have experienced outflows in our fixed income asset class since fiscal 2008. We generally earn higher fees and profits on equity AUM, and outflows in this asset class will more negatively impact our revenues and Net Income than would outflows in other asset classes.

During the first quarter of fiscal 2012, Morgan Stanley Smith Barney ("MSSB") amended certain historical Smith Barney brokerage programs providing for investment in liquidity funds that our asset managers manage that resulted in a reduction of $19.9 billion in liquidity AUM during the year ended March 31, 2012. As a significant portion of the management fees generated by these assets were being waived prior to the disposition, the disposition of this liquidity AUM resulted in a reduction in operating revenue of $52.3 million, net of related fee waivers, in the year ended March 31, 2012, as compared to the year ended March 31, 2011. The disposition of this AUM also resulted in reductions in distribution and servicing expenses of $41.4 million in the year ended March 31, 2012, as compared to the year ended March 31, 2011. We expect the amendments to result in an additional $6 billion in liquidity assets being transferred over the next four months.

Our investment advisory and administrative contracts are generally terminable at will or upon relatively short notice, and investors in the mutual funds that we manage may redeem their investments in the funds at any time without prior notice. Institutional and individual clients can terminate their relationships with us, reduce the aggregate amount of assets under management, or shift their funds to other types of accounts with different rate structures for any number of reasons, including investment performance, changes in prevailing interest rates, changes in our reputation in the marketplace, changes in management or control of clients or third-party distributors with whom we have relationships, loss of key investment management personnel or financial market performance.

AUM by Asset Class

AUM by asset class (in billions) as of March 31 was as follows:

	2012	**% of Total**	2011	% of Total	% Change
Equity	**$163.4**	**26%**	$189.6	28%	(14)%
Fixed Income	**356.1**	**55**	356.6	53	—
Liquidity	**123.8**	**19**	131.4	19	(6)
Total	**$643.3**	**100%**	$677.6	100%	(5)%

The component changes in our AUM by asset class (in billions) for the fiscal year ended March 31, 2012, were as follows:

	Equity	Fixed Income	Liquidity	Total
March 31, 2011	$189.6	$356.6	$131.4	$677.6
Investment funds, excluding liquidity funds				
Subscriptions	21.7	25.2	—	46.9
Redemptions	(30.4)	(20.7)	—	(51.1)
Separate account flows, net	(12.6)	(23.1)	(0.2)	(35.9)
Liquidity fund flows, net	—	—	12.6	12.6
Net client cash flows	(21.3)	(18.6)	12.4	(27.5)
Market performance and other	(2.1)	19.3	(0.1)	17.1
Dispositions	(2.8)	(1.2)	(19.9)	(23.9)
March 31, 2012	**$163.4**	**$356.1**	**$123.8**	**$643.3**

Average AUM by asset class (in billions) for the year ended March 31 were as follows:

	2012	**% of Total**	2011	% of Total	% Change
Equity	**$168.4**	**26%**	$173.8	26%	(3)%
Fixed Income	**359.8**	**56**	361.6	54	—
Liquidity	**116.6**	**18**	133.8	20	(13)
Total	**$644.8**	**100%**	$669.2	100%	(4)%

Investment Performance[1]

Overall investment performance of our assets under management in the year ended March 31, 2012, was generally positive compared to relevant benchmarks.

The equity markets ended a difficult year on a positive note, responding favorably to improving unemployment figures, the conclusion of bank stress tests resulting in certain banks increasing dividends, and reduced fears of a European debt fallout. As a result, most U.S. indices produced positive returns for our full fiscal year. The most notable was the NASDAQ Composite returning 11.2% for the year ended March 31, 2012.

In the fixed income markets, improved economic data suggested that the recovery was strengthening. Flights-to-safety ebbed as the European debt crisis eased allowing U.S. Treasury rates to climb from historically low levels. The yield curve steepened over the year as economic releases from the Federal Reserve Board painted an increasingly optimistic picture and talk of a third round of quantitative easing diminished.

(1) Index performance in this section includes reinvestment of dividends and capital gains.

The worst performing fixed income sector for the year was high yield bonds, as measured by the Barclays High Yield Index returning 6.5%. The best performing fixed income sector for the year was Treasury Inflation Protected Securities (TIPS), as measured by the Barclays U.S. TIPS Index returning 12.2% as of March 31, 2012.

The following table presents a summary of the percentage of our marketed composite assets[(2)] that outpaced their benchmarks as of March 31, 2012 and 2011, for the trailing 1-year, 3-year, 5-year, and 10-year periods:

	As of March 31, 2012				As of March 31, 2011			
	1-year	**3-year**	**5-year**	**10-year**	1-year	3-year	5-year	10-year
Total (includes liquidity)	**60%**	**80%**	**69%**	**86%**	75%	78%	74%	84%
Equity	**48%**	**47%**	**66%**	**80%**	42%	57%	61%	77%
Fixed income	**49%**	**87%**	**58%**	**83%**	82%	80%	70%	81%

The following table presents a summary of the percentage of our U.S. mutual fund assets[(3)] that outpaced their Lipper category averages as of March 31, 2012 and 2011, for the trailing 1-year, 3-year, 5-year, and 10-year periods:

	As of March 31, 2012				As of March 31, 2011			
	1-year	**3-year**	**5-year**	**10-year**	1-year	3-year	5-year	10-year
Total long-term (excludes liquidity)	**67%**	**66%**	**78%**	**74%**	56%	74%	70%	67%
Equity	**57%**	**56%**	**73%**	**71%**	58%	70%	68%	60%
Fixed income	**84%**	**81%**	**87%**	**83%**	52%	83%	78%	85%

(2) A composite is an aggregation of discretionary portfolios (separate accounts and investment funds) into a single group that represents a particular investment objective or strategy. Each of our asset managers has its own specific guidelines for including portfolios in their marketed composites. Assets under management that are not managed in accordance with the guidelines are not included in a composite. As of March 31, 2012 and 2011, 91% and 89% of our equity assets under management and 88% and 89% of our fixed income assets under management, respectively, were in marketed composites.

(3) Source: Lipper Inc. includes open-end, closed-end, and variable annuity funds. As of March 31, 2012 and 2011, the U.S. long-term mutual fund assets represented in the data accounted for 18% and 17%, respectively, of our total assets under management. The performance of our U.S. long-term mutual fund assets is included in the marketed composites.

Business Model Streamlining Initiative

In May 2010, we announced an initiative to streamline our business model to drive increased profitability and growth that primarily involved transitioning certain shared services to our investment affiliates which are closer to the actual client relationships. The initiative resulted in over $140 million in cost savings, which will be fully realized on an annual basis, beginning in fiscal 2013. These cost savings consist of (i) over $80 million in compensation and benefits cost reductions from eliminating positions in certain corporate shared services functions as a result of transitioning such functions to the affiliates, and charging affiliates for other centralized services that will continue to be provided to them without any corresponding adjustment in revenue sharing or other compensation arrangements; (ii) approximately $50 million in non-compensation costs from eliminating and streamlining activities in our corporate and distribution business units, including savings associated with consolidating office space; and (iii) approximately $10 million from our global distribution group sharing in affiliate revenues from retail assets under management without any corresponding adjustment in revenue sharing or other compensation arrangements.

The initiative involved $127.5 million in transition-related costs that primarily included charges for employee termination benefits and incentives to retain employees during the transition period. The transition-related costs also included charges for consolidating leased office space, early contract terminations, accelerated depreciation of fixed assets, asset disposals and professional fees. During the years ended March 31, 2012 and 2011, transition-related costs totaled $73.1 million and $54.4 million, respectively. All transition-related costs have been accrued as of March 31, 2012. Significant events of fiscal 2012 related to the initiative included the transition of shared services to our affiliates, as well as reductions-in-force made over three phases. For the year ended March 31, 2012, we have achieved total estimated transition-related savings of approximately $97 million, and we expect total annual savings of approximately $140 million beginning in fiscal 2013, when compared to similar expenses prior to the commencement of the streamlining initiative. A majority of the estimated transition-related savings were first achieved in fiscal 2012, and are noted, where applicable, in the results of operations discussion to follow. See Note 16 of Notes to Consolidated Financial Statements for additional information on our business streamlining initiative.

RESULTS OF OPERATIONS

In accordance with financial accounting standards on consolidation, we consolidate and separately identify certain sponsored investment vehicles, the most significant of which is a collateralized loan obligation entity ("CLO"). The consolidation of these investment vehicles has no impact on Net Income Attributable to Legg Mason, Inc. and does not have a material impact on our consolidated operating results. We also hold investments in certain consolidated sponsored investment funds and the change in the value of these investments, which is recorded in Other non-operating income (expense), is reflected in our Net Income, net of amounts allocated to noncontrolling interests. The impact of the consolidation of investment vehicles is presented below in our "Consolidated Statements of Income, Excluding Consolidated Investment Vehicles" (See Supplemental Non-GAAP Financial Information). Also, see Notes 1 and 18 of Notes to Consolidated Financial Statements for additional information regarding the consolidation of investment vehicles.

Operating Revenues

Total operating revenues for the year ended March 31, 2012, were $2.7 billion, a decrease of 4.4% from $2.8 billion in the prior year, primarily due to a 4% decrease in average AUM and a $47.2 million decrease in performance fees. This decrease was offset in part by an increase in average AUM revenue yields, from 34.4 basis points in the year ended March 31, 2011, to 35.2 basis points in the year ended March 31, 2012, resulting from a more favorable average asset mix. The previously discussed disposition of liquidity AUM related to the MSSB relationship resulted in a reduction in operating revenues of $52.3 million, net of related fee waivers, in fiscal 2012, as compared to fiscal 2011, as a significant portion of the management fees generated by these assets were being waived prior to the disposition.

Investment advisory fees from separate accounts decreased $40.1 million, or 4.9%, to $775.5 million. Of this decrease, $25.9 million was primarily the result of lower average equity assets managed by LMCM, Batterymarch, ClearBridge and Legg Mason Investment Counsel & Trust Company ("LMIC"), and $8.0 million was primarily due to the divestiture of a Singapore-based asset manager in fiscal 2011. These decreases were offset in part by an increase of $6.7 million due to higher average fixed income assets managed by Brandywine Global Management, LLC ("Brandywine").

Investment advisory fees from funds remained essentially flat at $1.5 billion for both periods. Higher average equity assets managed by Royce and ClearBridge, and higher average fixed income assets, primarily managed at Western Asset, resulted in an increase of $41.3 million and $41.1 million, respectively. These increases were offset by a decrease of $51.3 million, net of related fee waivers, due to lower average liquidity assets managed at Western Asset, primarily as a result of the previously discussed disposition of liquidity AUM related to our MSSB relationship, as well as a $31.5 million decrease as a result of lower average equity assets managed by LMCM and Permal Group, Ltd. ("Permal").

Performance fees decreased 48.8%, or $47.2 million, to $49.5 million during the year ended March 31, 2012, primarily as a result of lower fees earned on assets managed at Permal and Western Asset, offset slightly by an increase in performance fees earned on assets managed at Brandywine.

Distribution and service fees decreased $38.2 million, or 10.1%, to $341.0 million, primarily due to the disposition of the liquidity AUM related to the MSSB relationship, as well as a decline in average mutual fund AUM subject to distribution and service fees.

Operating Expenses

Total compensation and benefits decreased $41.0 million to $1.1 billion. Transition-related compensation decreased $10.4 million to $34.6 million, and represents accruals for severance and retention costs related to our business streamlining initiative. Compensation and benefits, excluding transition-related compensation, decreased $30.6 million, or 2.7%, to $1.1 billion, primarily driven by a $49.8 million decrease in corporate compensation, primarily due to headcount reductions resulting from our business streamlining initiative, as well as a $43.2 million net decrease in compensation at revenue share-based affiliates. Additionally, there was a decrease in deferred compensation and revenue share-based incentive obligations of $22.5 million, primarily resulting from reduced gains on assets invested for deferred compensation plans and seed capital investments, which are offset by corresponding decreases in Other non-operating income (expense). These decreases were offset in part by an increase in incentives from changes in an expense reimbursement arrangement with Western Asset, including an increase in non-cash amortization expense associated with certain related deferred compensation awards, totaling $71.8 million, as well as additional costs of approximately $20.5 million associated with market-based compensation increases among retained staff and new employees, primarily in our global distribution group, to support on-going growth initiatives.

Compensation as a percentage of operating revenues increased to 43.0% from 42.6% in the prior fiscal year, primarily due to the impact of the change in the expense reimbursement arrangement with Western Asset and market-based compensation increases among retained staff and new employees, discussed above. These increases were offset in part by the impact of lower corporate compensation costs, primarily attributable to our business streamlining initiative, the impact of compensation decreases related to reduced market gains on assets invested for deferred compensation plans and seed capital investments, and the decrease in transition-related compensation.

Distribution and servicing expenses decreased 8.9% to $649.7 million, principally driven by a $41.4 million decrease due to the previously discussed disposition of liquidity AUM related to the MSSB relationship, as well as a $6.9 million decrease in servicing expenses as a result of our business streamlining initiative. A $5.8 million decline in structuring fees related to closed-end fund launches also contributed to the decrease.

Communications and technology expense increased 1.7% to $164.7 million, driven by increases, principally in data processing costs, market data costs, and consulting fees, totaling $12.2 million, primarily due to transition-related costs incurred as a result of our business streamlining initiative. These increases were offset in part by $9.3 million in cost savings as a result of our streamlining changes, including reduced depreciation of technology hardware and software and consulting fees.

Occupancy expense increased 12.3% to $154.8 million, primarily due to a $14.7 million net increase in lease reserves recorded in fiscal 2012, primarily related to permanently abandoning certain office space as part of our business streamlining initiative. In addition, there was a $10.3 million increase as a result of the acceleration of depreciation related to space permanently abandoned in fiscal 2012, also related to our business streamlining initiative. These increases were offset in part by the impact of the write-off of a $4.1 million real estate escrow deposit in the prior year and a $3.3 million reduction in depreciation on furniture and leasehold improvements, both resulting from our business streamlining initiative.

Amortization of intangibles decreased 14.6% to $19.6 million, primarily due to the full amortization of certain management contracts during fiscal 2012.

Other expenses increased $14.1 million, or 8.0%, to $190.7 million, primarily as a result of an increase in expense reimbursements paid to certain mutual funds during the current year under expense cap arrangements.

Non-Operating Income (Expense)

Interest income increased 24.2% to $11.5 million, driven by higher yields earned on investment balances.

Interest expense decreased 5.0% to $87.6 million, primarily as a result of the retirement of our Equity Units during fiscal 2012, which reduced interest expense by $4.1 million.

Other non-operating income decreased $37.5 million to $22.1 million, primarily as a result of $56.0 million in net market losses on investments in proprietary fund products, which were partially offset by corresponding compensation decreases discussed above, and $11.8 million due to reduced gains on assets invested for deferred compensation plans, which were substantially offset by corresponding compensation decreases described above. These decreases were offset in part by an $11.3 million increase in dividend income, which was partially offset by a corresponding compensation increase under revenue-sharing agreements, a gain of $8.6 million related to an assigned bankruptcy claim, and a gain of $7.5 million on the sale of a small affiliate.

Other non-operating income of consolidated investment vehicles ("CIVs") increased $16.6 million to $18.3 million, due to net market gains on investments of certain CIVs.

Income Tax Provision

The provision for income taxes was $72.1 million compared to $119.4 million in the prior year. During fiscal 2012, The U.K. Finance Act 2011 (the "Act") was enacted. The Act reduced the main U.K. corporate income tax rate from 27% to 26% effective April 1, 2011, and to 25% effective April 1, 2012. The impact of the tax rate changes on the revaluation of certain existing deferred tax liabilities resulted in a tax benefit of $18.3 million in the current year. The prior year also included a similar tax benefit of $8.9 million on the revaluation of deferred tax liabilities. In addition, the restructuring of our Australian business, partially offset by adjustments to the net value of certain deferred tax assets, resulted in a net tax benefit of $10.1 million in the current year. The effective tax rate was 23.8% compared to 32.7% in the prior year. Changes in the U.K. tax rate impacted the effective tax rate by 6.0 and 2.5 percentage points in the years ended March 31, 2012 and 2011, respectively. In addition, the restructuring of our Australian business, partially offset by adjustments to the net value of certain deferred tax assets, impacted the effective tax rate by 3.3 percentage points in the current year.

Supplemental Non-GAAP Financial Information

As supplemental information, we are providing performance measures that are based on methodologies other than generally accepted accounting principles ("non-GAAP") for "Consolidated Statements of Income, Excluding Consolidated Investment Vehicles", "Adjusted Income", and "Operating Margin, As Adjusted" that management uses as benchmarks in evaluating and comparing our period-to-period operating performance.

Consolidated Statements of Income, Excluding Consolidated Investment Vehicles

In accordance with financial accounting standards on consolidation, we consolidate and separately identify certain sponsored investment vehicles, the most significant of which is a CLO. In presenting our "Consolidated Statements of Income, Excluding Consolidated Investment Vehicles," we add back the investment advisory and distribution and servicing fees that are eliminated upon the consolidation of investment vehicles and exclude the operating expenses and the impact on non-operating income (expense) and noncontrolling interests of CIVs.

We believe it is important to provide the Consolidated Statements of Income, Excluding Consolidated Investment Vehicles to present the underlying economic performance of our core asset management operations, which does not include the results of the investment funds that we manage but may not own all of the equity invested. By deconsolidating the CIVs from the Consolidated Statements of Income, the investment advisory and distribution fees we earn from CIVs are added back to reflect our actual revenues. Similarly, the operating expenses and the impact on non-operating income (expense) and noncontrolling interests of CIVs are removed from the GAAP basis Consolidated Statements of Income since this activity does not actually belong to us. The deconsolidation of the investment vehicles does not have any impact on Net Income Attributable to Legg Mason, Inc. in any period presented. The Consolidated Statements of Income, Excluding Consolidated Investment Vehicles are presented in addition to our GAAP basis Consolidated Statements of Income, but are not substitutes for the GAAP basis Consolidated Statements of Income and may not be comparable to Consolidated Statements of Income presented on a non-GAAP basis of other companies.

The following table presents a reconciliation of our Consolidated Statements of Income presented on a GAAP basis to our Consolidated Statements of Income, Excluding Consolidated Investment Vehicles for the years ended March 31, 2012 and 2011 (in thousands):

	For the Years Ended March 31,					
	2012			2011		
	GAAP Basis	**CIVs**	**Non-GAAP Basis—Excluding CIVs**	GAAP Basis	CIVs	Non-GAAP Basis—Excluding CIVs
Total operating revenues	**$2,662,574**	**$ 3,094**	**$2,665,668**	$2,784,317	$4,133	$2,788,450
Total operating expenses	**2,323,821**	**(608)**	**2,323,213**	2,397,509	(571)	2,396,938
Operating Income	**338,753**	**3,702**	**342,455**	386,808	4,704	391,512
Other non-operating income (expense)	**(35,670)**	**(13,566)**	**(49,236)**	(21,611)	3,680	(17,931)
Income (Loss) before Income Tax Provision	**303,083**	**(9,864)**	**293,219**	365,197	8,384	373,581
Income tax provision	**72,052**	**—**	**72,052**	119,434	—	119,434
Net Income (Loss)	**231,031**	**(9,864)**	**221,167**	245,763	8,384	254,147
Less: Net income (loss) attributable to noncontrolling interests	**10,214**	**(9,864)**	**350**	(8,160)	8,384	224
Net Income Attributable to Legg Mason, Inc.	**$ 220,817**	**$ —**	**$ 220,817**	$ 253,923	$ —	$ 253,923

Adjusted Income

We define "Adjusted Income" as Net Income Attributable to Legg Mason, Inc., plus amortization and deferred taxes related to intangible assets and goodwill, and imputed interest and tax benefits on contingent convertible debt less deferred income taxes on goodwill and indefinite-life intangible asset impairment, if any. We also adjust for non-core items that are not reflective of our economic performance, such as the impact of tax rate adjustments on certain deferred tax liabilities related to indefinite-life intangible assets, and net money market fund support losses (gains).

We believe that Adjusted Income provides a useful representation of our operating performance adjusted for non-cash acquisition related items and other items that facilitate comparison of our results to the results of other asset management firms that have not issued contingent convertible debt, made significant acquisitions, or engaged in money market fund support transactions. We also believe that Adjusted Income is an important metric in estimating the value of an asset management business.

Adjusted Income only considers adjustments for certain items that relate to operating performance and comparability, and therefore, is most readily reconcilable to Net Income Attributable to Legg Mason, Inc. determined under GAAP. This measure is provided in addition to Net Income Attributable to Legg Mason, Inc., but is not a substitute for

Net Income Attributable to Legg Mason, Inc. and may not be comparable to non-GAAP performance measures, including measures of adjusted earnings or adjusted income, of other companies. Further, Adjusted Income is not a liquidity measure and should not be used in place of cash flow measures determined under GAAP. We consider Adjusted Income to be useful to investors because it is an important metric in measuring the economic performance of asset management companies, as an indicator of value, and because it facilitates comparison of our operating results with the results of other asset management firms that have not issued contingent convertible debt, engaged in significant acquisitions, or engaged in money market fund support transactions.

In calculating Adjusted Income, we add the impact of the amortization of intangible assets from acquisitions, such as management contracts, to Net Income Attributable to Legg Mason, Inc. to reflect the fact that these non-cash expenses distort comparisons of our operating results with the results of other asset management firms that have not engaged in significant acquisitions. Deferred taxes on indefinite-life intangible assets and goodwill include actual tax benefits from amortization deductions that are not realized under GAAP absent an impairment charge or the disposition of the related business. Because we fully expect to realize the economic benefit of the current period tax amortization, we add this benefit to Net Income Attributable to Legg Mason, Inc. in the calculation of Adjusted Income. However, because of our net operating loss carryforward, we will receive the benefit of the current tax amortization over time. Conversely, we subtract the non-cash income tax benefits on goodwill and indefinite-life intangible asset impairment charges and United Kingdom tax rate adjustments on excess book basis on certain acquired indefinite-life intangible assets, if applicable, that have been recognized under GAAP. We also add back imputed interest on contingent convertible debt, which is a non-cash expense, as well as the actual tax benefits on the related contingent convertible debt that are not realized under GAAP. We also add (subtract) other non-core items, such as net money market fund support losses (gains) (net of losses on the sale of the underlying structured investment vehicle ("SIV") securities, if applicable). These adjustments reflect that these items distort comparisons of our operating results to prior periods and the results of other asset management firms that have not engaged in money market fund support transactions or significant acquisitions, including any related impairments.

Should a disposition, impairment charge or other non-core item occur, its impact on Adjusted Income may distort actual changes in the operating performance or value of our firm. Also, realized losses on money market fund support transactions are reflective of changes in the operating performance and value of our firm. Accordingly, we monitor these items and their related impact, including taxes, on Adjusted Income to ensure that appropriate adjustments and explanations accompany such disclosures.

Although depreciation and amortization of fixed assets are non-cash expenses, we do not add these charges in calculating Adjusted Income because these charges are related to assets that will ultimately require replacement.

A reconciliation of Net Income Attributable to Legg Mason, Inc. to Adjusted Income (in thousands except per share amounts) is as follows:

	For the Years Ended March 31,	
	2012	2011
Net Income Attributable to Legg Mason, Inc.	**$220,817**	$253,923
Plus (less):		
Amortization of intangible assets	**19,574**	22,913
Deferred income taxes on intangible assets:		
Tax amortization benefit	**135,830**	134,602
U.K. tax rate adjustment	**(18,268)**	(8,878)
Imputed interest on convertible debt	**39,077**	36,688
Adjusted Income	**$397,030**	$439,248
Net Income per diluted share attributable to Legg Mason, Inc. common shareholders	**$ 1.54**	$ 1.63
Plus (less):		
Amortization of intangible assets	**0.14**	0.15
Deferred income taxes on intangible assets:		
Tax amortization benefit	**0.95**	0.87
U.K. tax rate adjustment	**(0.13)**	(0.06)
Imputed interest on convertible debt	**0.27**	0.24
Adjusted Income per diluted share	**$ 2.77**	$ 2.83

Operating Margin, as Adjusted

We calculate "Operating Margin, as Adjusted," by dividing (i) Operating Income, adjusted to exclude the impact on compensation expense of gains or losses on investments made to fund deferred compensation plans, the impact on compensation expense of gains or losses on seed capital investments by our affiliates under revenue sharing agreements, transition-related costs of streamlining our business model, income (loss) of CIVs, and impairment charges by (ii) our operating revenues, adjusted to add back net investment advisory fees eliminated upon consolidation of investment vehicles, less distribution and servicing expenses which we use as an approximate measure of revenues that are passed through to third parties, which we refer to as "Operating Revenues, as Adjusted." The compensation items, other than transition-related costs, are removed from Operating Income in the calculation because they are offset by an equal amount in Other non-operating income (expense), and thus have no impact on Net Income Attributable to Legg Mason, Inc. Transition-related costs and income (loss) of CIVs are removed from Operating Income in the calculation because these items are not reflective of our core asset management operations. We use Operating Revenues, as Adjusted in the calculation to show the operating margin without distribution and servicing expenses, which we use to approximate our distribution revenues that are passed through to third parties as a direct cost of selling our products, although distribution and servicing expenses may include commissions paid in connection with the launching of closed-end funds for which there is no corresponding revenue in the period. Operating Revenues, as Adjusted, also include our advisory revenues we receive from CIVs that are eliminated in consolidation under GAAP.

We believe that Operating Margin, as Adjusted, is a useful measure of our performance because it provides a measure of our core business activities excluding items that have no impact on Net Income Attributable to Legg Mason, Inc. and because it indicates what our operating margin would have been without the distribution revenues that are passed through to third parties as a direct cost of selling our products, transition-related costs, and the impact of the consolidation of certain investment vehicles described above. The consolidation of these investment vehicles does not have an impact to Net Income Attributable to Legg Mason, Inc. This measure is provided in addition to our operating margin calculated under GAAP, but is not a substitute for calculations of margins under GAAP and may not be comparable to non-GAAP performance measures, including measures of adjusted margins of other companies.

The calculation of Operating margin and Operating margin, as adjusted, is as follows (dollars in thousands):

	For the Years Ended March 31,	
	2012	2011
Operating Revenues, GAAP basis	**$2,662,574**	$2,784,317
Plus (less):		
Operating revenues eliminated upon consolidation of investment vehicles	**3,094**	4,133
Distribution and servicing expense excluding consolidated investment vehicles	**(649,679)**	(712,779)
Operating Revenues, as Adjusted	**$2,015,989**	$2,075,671
Operating Income, GAAP basis	**$ 338,753**	$ 386,808
Plus (less):		
Gains (losses) on deferred compensation and seed investments	**13,809**	36,274
Transition-related costs	**73,066**	54,434
Operating income and expenses of consolidated investment vehicles	**3,702**	4,704
Operating Income, as Adjusted	**$ 429,330**	$ 482,220
Operating margin, GAAP basis	**12.7%**	13.9%
Operating margin, as adjusted	**21.3**	23.2

FISCAL 2011 COMPARED WITH FISCAL 2010

Financial Overview

Net income attributable to Legg Mason, Inc. for the year ended March 31, 2011, totaled $253.9 million, or $1.63 per diluted share, compared to $204.4 million, or $1.32 per diluted share, in the prior year. The increase in Net Income was primarily due to the net impact of increased operating revenues, reflecting a more favorable asset mix and increased performance fees, reduced interest expense, and a change in the U.K. tax rate. These increases were offset in part by the impact of transition-related compensation, the impact of gains on fund support recognized in the prior year, and an increase in costs associated with closed-end fund launches. These items are further discussed in "Results of Operations" below. Adjusted Income (see Supplemental Non-GAAP Financial Information) was $439.2 million, or $2.83 per diluted share, compared to $381.3 million, or $2.45 per diluted share, in the prior year. This increase was primarily due to the increase in Net Income, as previously discussed, excluding the impact of the current year U.K. tax rate change and fund support gains in the prior year. Operating margin increased to 13.9% from 12.2% in the prior year. Operating margin, as adjusted (see Supplemental Non-GAAP Financial Information) increased to 23.2% from 20.7% in the prior year.

Assets Under Management

The components of the changes in our AUM (in billions) for the years ended March 31 were as follows:

	2011	2010
Beginning of period	$684.5	$632.4
Investment funds, excluding liquidity funds[1]		
Subscriptions	49.5	38.8
Redemptions	(44.3)	(40.2)
Separate account flows, net	(52.1)	(76.5)
Liquidity fund flows, net	(14.2)	(4.1)
Net client cash flows	(61.1)	(82.0)
Market performance and other[2]	56.3	134.1
Dispositions	(2.1)	—
End of period	$677.6	$684.5

(1) Subscriptions and redemptions reflect the gross activity in the funds and include assets transferred between funds and between share classes.
(2) Includes impact of foreign exchange, reinvestment of dividends, and other.

AUM at March 31, 2011, was $678 billion, a decrease of $7 billion or 1% from March 31, 2010. The decrease in AUM was attributable to net client outflows of $61 billion, which were partially offset by market appreciation of $56 billion, of which approximately 17% resulted from the impact of foreign currency exchange fluctuation, and dispositions of $2 billion, relating to the sale of a Singapore-based Asian equity manager. The majority of outflows were in fixed income with $37 billion, or 61% of the outflows, followed by liquidity outflows and equity outflows of $16 billion and $8 billion, respectively. The majority of fixed income outflows were in products managed by Western Asset. Equity outflows were primarily experienced by products managed at ClearBridge and LMCM, while Permal and Royce had net inflows.

AUM by Asset Class

AUM by asset class (in billions) as of March 31 were as follows:

	2011	% of Total	2010	% of Total	% Change
Equity	$189.6	28%	$173.8	26%	9%
Fixed income	356.6	53	364.3	53	(2)
Liquidity	131.4	19	146.4	21	(10)
Total	$677.6	100%	$684.5	100%	(1)%

The component changes in our AUM by asset class (in billions) for the fiscal year ended March 31, 2011, were as follows:

	Equity	Fixed Income	Liquidity	Total
March 31, 2010	$173.8	$364.3	$146.4	$684.5
Investment funds, excluding liquidity funds				
Subscriptions	23.4	26.1	—	49.5
Redemptions	(24.7)	(19.6)	—	(44.3)
Separate account flows, net	(6.9)	(43.5)	(1.7)	(52.1)
Liquidity fund flows, net	—	—	(14.2)	(14.2)
Net client cash flows	(8.2)	(37.0)	(15.9)	(61.1)
Market performance and other	24.0	29.3	0.9	54.2
March 31, 2011	$189.6	$356.6	$131.4	$677.6

Average AUM by asset class (in billions) for the year ended March 31 were as follows:

	2011	% of Total	2010	% of Total	% Change
Equity	$173.8	26%	$155.7	23%	12%
Fixed Income	361.6	54	370.7	55	(2)
Liquidity	133.8	20	149.1	22	(10)
Total	$669.2	100%	$675.5	100%	(1)%

Investment Performance[1]

Investment performance of our assets under management in the year ended March 31, 2011, was mixed compared to relevant benchmarks from the prior year.

The equity markets worked through a difficult year with political upheaval in the Middle East late in the fiscal year driving a significant increase in oil prices and the earthquake in Japan and subsequent nuclear crisis raising questions about the future of the nuclear power industry. Despite these global concerns, most U.S. indices produced positive returns for our full fiscal year driven by corporate earnings growth resulting in increases in dividends, share buybacks, and mergers and acquisitions activity.

In the fixed income markets, relatively strong economic data, combined with continued accommodative monetary and fiscal policy, continued to alleviate fears of a double-dip recession and caused U.S. Treasury yields to rise across the yield curve.

The yield curve slightly flattened over the year as the Federal Reserve kept its funds rate at 0.25% and reiterated that rates would be kept low for an extended period. The worst performing fixed income sector for the year was Government bonds as measured by the Barclays U.S. Government Bond Index returning 4.28%, in contrast to High Yield Bonds, as measured by the Barclays High Yield Bond Index, which returned 14.31% followed by U.S. TIPS, as measured by the Barclays U.S. TIPS Index, which returned 7.91% for the year.

(1) Index performance in this section includes reinvestment of dividends and capital gains.

The following table presents a summary of the percentage of our marketed composite assets[2] that outpaced their benchmarks as of March 31, 2011 and 2010, for the trailing 1-year, 3-year, 5-year, and 10-year periods:

	As of March 31, 2011				As of March 31, 2010			
	1-year	3-year	5-year	10-year	1-year	3-year	5-year	10-year
Total (includes liquidity)	75%	78%	74%	84%	81%	60%	67%	91%
Equity	42%	57%	61%	77%	49%	61%	72%	86%
Fixed income	82%	80%	70%	81%	88%	40%	50%	88%

The following table presents a summary of the percentage of our U.S. mutual fund assets[3] that outpaced their Lipper category as of March 31, 2011 and 2010, for the trailing 1-year, 3-year, 5-year, and 10-year periods:

	As of March 31, 2011				As of March 31, 2010			
	1-year	3-year	5-year	10-year	1-year	3-year	5-year	10-year
Total long-term (excludes liquidity)	56%	74%	70%	67%	62%	68%	70%	80%
Equity	58%	70%	68%	60%	51%	63%	65%	78%
Fixed income	52%	83%	78%	85%	81%	78%	83%	87%

(2) As of March 31, 2011 and 2010, 89% and 87% of our equity assets under management, respectively, in each period, and 89% and 82% of our fixed income assets under management, respectively, were in marketed composites.

(3) Source: Lipper Inc. includes open-end, closed-end, and variable annuity funds. As of March 31, 2011 and 2010, the U.S. long-term mutual fund assets represented in the data accounted for 17% and 16%, respectively, of our total assets under management. The performance of our U.S. long-term mutual fund assets is included in the marketed composites.

RESULTS OF OPERATIONS

Operating Revenues

Total operating revenues for the year ended March 31, 2011, were $2.8 billion, an increase of 6% from $2.6 billion in the prior year, despite a 1% decrease in average AUM, reflecting increased revenue yields due to a more favorable asset mix and higher performance fees. These increases were offset in part by an increase in fee waivers on certain liquidity funds in order to maintain certain yields to investors.

Investment advisory fees from separate accounts were relatively flat at $815.6 million, as a decrease of $25.4 million, resulting from lower average fixed income assets at Western Asset, was offset by an $18.6 million increase due to higher average equity assets managed by Batterymarch and Royce, a $5.1 million increase due to higher average fixed income assets managed by Brandywine, and a $2.2 million increase due to subordinate fees received from certain CLOs managed by Western Asset.

Investment advisory fees from funds increased $119.3 million, or 9%, to $1.5 billion. Of this increase, $111.5 million was the result of higher average equity assets managed at Royce, Permal, and ClearBridge, and $84.4 million was the result of higher average fixed income assets managed at Western Asset. These increases were offset in part by a $45.7 million decrease due to lower average liquidity assets managed at Western Asset and a $36.0 million decrease as a result of fee waivers on liquidity funds managed by Western Asset, primarily to maintain certain yields to investors.

Performance fees increased 35%, or $25.2 million, to $96.7 million during fiscal 2011, driven by fees earned on assets managed at Western Asset, Permal and Brandywine.

Distribution and service fees increased 1% to $379.2 million, primarily as a result of an increase in average mutual fund AUM subject to distribution and servicing fees offset in part by the impact of increased fee waivers related to liquidity funds managed by Western Asset.

Operating Expenses

Total compensation and benefits increased $74.1 million to $1.2 billion. Compensation and benefits, excluding transition-related compensation of $45.0 million, which represents severance and retention incentive costs, increased $29.0 million, or 3%, to $1.1 billion. This increase was driven by a $68.6 million increase in revenue share-based compensation resulting from higher revenues and a reduction in operating expenses at revenue share-based affiliates in fiscal 2011, and a $7.5 million increase in incentive compensation for non-revenue share-based affiliates and administrative and sales personnel. These increases were offset in part by a $45.7 million reduction in deferred compensation obligations due to the impact of reduced market gains on assets invested for deferred compensation plans, which are recorded in Other non-operating income (expense), as well as, a $6.1 million reduction in deferred compensation expense at non-revenue share-based affiliates. The impact of reduced headcount, primarily related to our business streamlining initiatives, also reduced compensation and benefits by $6.0 million. Compensation as a percentage of operating revenues increased to 42.6% from 42.2% in the prior fiscal year primarily due to the impact of increased revenues at revenue share-based affiliates that retain a higher percentage of revenues as compensation, and transition-related compensation. These increases were substantially offset by the impact of compensation decreases related to reduced market gains on assets invested for deferred compensation plans and seed capital investments and the impact of lower corporate compensation on increased revenues.

Distribution and servicing expenses increased 3% to $712.8 million, primarily as a result of an increase in average AUM in certain products for which we pay fees to third-party distributors and an increase of $14.5 million in structuring fees related to closed-end fund launches offset in part by the impact of liquidity fund fee waivers that reduce the amounts paid to our distributors.

Communications and technology expense decreased 1% to $162.0 million, of which $9.2 million resulted from the full depreciation of certain assets prior to or during fiscal 2011, offset in part by a $6.6 million increase in technology consulting and outsourcing fees, primarily related to our business streamlining initiatives.

Occupancy expense decreased 12% to $137.9 million, primarily due to the impact of a $19.3 million charge in the prior year as a result of subleasing space in our corporate headquarters in fiscal 2010.

Amortization of intangibles remained relatively flat at $22.9 million.

Other expenses increased $8.9 million to $176.6 million, primarily as a result of a $10.3 million increase in travel and entertainment and advertising costs, a $5.6 million increase in state franchise taxes, a $4.2 million increase in professional fees, and a $5.4 million increase in charges related to trading errors and expense reimbursements paid to certain mutual funds. These increases were offset in part by the impact of a $19.0 million investor settlement in the prior year.

Non-Operating Income (Expense)

Interest income increased 26% to $9.2 million driven by higher average interest rates, offset in part by a $0.9 million decrease due to lower average investment balances.

Interest expense decreased 27% to $92.2 million, primarily as a result of the exchange of our Equity Units in August 2009 and the repayment of the $550 million outstanding term loan balance in January 2010, which reduced interest expense by $14.8 million and $12.2 million, respectively.

As of March 31, 2010, all fund support arrangements had expired or were terminated in accordance with their terms. Fund support gains were $23.2 million in the prior year. The gains primarily represent the reversal of unrealized, non-cash losses recorded in fiscal 2009 on liquidity fund support arrangements for our offshore funds.

Other non-operating income (expense) decreased $27.3 million, primarily as a result of a $46.7 million reduction in unrealized market gains on assets invested for deferred compensation plans, which were substantially offset by corresponding compensation decreases discussed above, and a $4.3 million reduction in unrealized market gains on investments in proprietary fund products. These decreases were offset in part by the impact of $22.0 million in charges related to the exchange of our Equity Units in the prior year.

Other non-operating income (expense) of CIVs decreased $15.6 million, to a gain of $1.7 million, due to losses associated with an increase in fair value of the debt related to a CIV.

Income Tax Provision

The provision for income taxes was $119.4 million compared to $118.7 million in the prior year. During fiscal 2011, the U.K. Finance (No. 2) Act of 2010 was enacted, which reduced the corporate tax rate from 28% to 27% for periods beginning after April 1, 2011. The impact of the tax rate change on certain existing deferred tax liabilities resulted in a tax benefit of approximately $8.9 million.

The effective tax rate was 32.7% compared to 36.0% in the prior year. This decrease was primarily driven by the revaluation of certain deferred tax assets and liabilities as a result of the enactment of the U.K. tax rate reduction and adjustments to state tax rates impacted by apportionment changes. In addition, the current period benefited from adjustments resulting from the finalization of prior period tax positions.

Supplemental Non-GAAP Financial Information

Consolidated Statements of Income, Excluding Consolidated Investment Vehicles

The following table presents a reconciliation of our Consolidated Statements of Income presented on a GAAP basis to our Consolidated Statements of Income, Excluding Consolidated Investment Vehicles for the years ended March 31, 2011 and 2010 (in thousands):

	For the Years Ended March 31,					
	2011			2010		
	GAAP Basis	CIVs	Non-GAAP Basis—Excluding CIVs	GAAP Basis	CIVs	Non-GAAP Basis—Excluding CIVs
Total operating revenues	$2,784,317	$4,133	$2,788,450	$2,634,879	$ 2,779	$2,637,658
Total operating expenses	2,397,509	(571)	2,396,938	2,313,696	680	2,314,376
Operating Income	386,808	4,704	391,512	321,183	2,099	323,282
Other non-operating income (expense)	(21,611)	3,680	(17,931)	8,473	(8,520)	(47)
Income (Loss) before Income Tax Provision	365,197	8,384	373,581	329,656	(6,421)	323,235
Income tax provision	119,434	—	119,434	118,676	—	118,676
Net Income (Loss)	245,763	8,384	254,147	210,980	(6,421)	204,559
Less: Net income (loss) attributable to noncontrolling interests	(8,160)	8,384	224	6,623	(6,421)	202
Net Income Attributable to Legg Mason, Inc.	$ 253,923	$ —	$ 253,923	$ 204,357	$ —	$ 204,357

Adjusted Income

A reconciliation of Net Income Attributable to Legg Mason, Inc. to Adjusted Income (in thousands except per share amounts) is as follows:

	For the Years Ended March 31,	
	2011	2010
Net Income Attributable to Legg Mason, Inc.	$253,923	$204,357
Plus (less):		
Amortization of intangible assets	22,913	22,769
Deferred income taxes on intangible assets:		
Tax amortization benefit	134,602	136,252
U.K. tax rate adjustment	(8,878)	—
Imputed interest on convertible debt	36,688	34,445
Net money market fund support gains[1]	—	(16,565)
Adjusted Income	$439,248	$381,258
Net Income per diluted share attributable to Legg Mason, Inc. common shareholders	$ 1.63	$ 1.32
Plus (less):		
Amortization of intangible assets	0.15	0.14
Deferred income taxes on intangible assets:		
Tax amortization benefit	0.87	0.88
U.K. tax rate adjustment	(0.06)	—
Imputed interest on convertible debt	0.24	0.22
Net money market fund support gains[1]	—	(0.11)
Adjusted Income per diluted share	$ 2.83	$ 2.45

(1) Net of income taxes.

Operating Margin, as Adjusted

The calculation of Operating margin and Operating margin, as adjusted, is as follows (dollars in thousands):

	For the Years Ended March 31,	
	2011	2010
Operating Revenues, GAAP basis	$2,784,317	$2,634,879
Plus (less):		
Operating revenues eliminated upon consolidation of investment vehicles	4,133	2,779
Distribution and servicing expense excluding consolidated investment vehicles	(712,779)	(691,868)
Operating Revenues, as Adjusted	$2,075,671	$1,945,790
Operating Income, GAAP basis	$ 386,808	$ 321,183
Plus (less):		
Gains (losses) on deferred compensation and seed investments	36,274	79,316
Transition-related costs	54,434	—
Operating income and expenses of consolidated investment vehicles	4,704	2,099
Operating Income, as Adjusted	$ 482,220	$ 402,598
Operating margin, GAAP basis	13.9%	12.2%
Operating margin, as adjusted	23.2	20.7

LIQUIDITY AND CAPITAL RESOURCES

The primary objective of our capital structure is to appropriately support our business strategies and to provide needed liquidity at all times, including maintaining required capital in certain subsidiaries. Liquidity and the access to liquidity is important to the success of our ongoing operations. Our overall funding needs and capital base are continually reviewed to determine if the capital base meets the expected needs of our businesses. We intend to continue to explore potential acquisition opportunities as a means of diversifying and strengthening our asset management business. These opportunities may from time-to-time involve acquisitions that are material in size and may require, among other things, and, subject to existing covenants, the raising of additional equity capital and/or the issuance of additional debt.

The consolidation of variable interest entities discussed above does not impact our liquidity and capital resources. We have no rights to the benefits from, nor do we bear the risks associated with, the assets and liabilities of the CIVs beyond our investments in and investment advisory fees generated from these vehicles, which are eliminated in consolidation. Additionally, creditors of the CIVs have no recourse to our general credit beyond the level of our investment, if any, so we do not consider these liabilities to be our obligations.

Our assets consist primarily of intangible assets, cash and cash equivalents, goodwill, investment securities, and investment advisory and related fee receivables. Our assets have been principally funded by equity capital, long-term debt and the results of our operations. At March 31, 2012, our cash and cash equivalents, total assets, long-term debt and stockholders' equity were $1.4 billion, $8.2 billion, $1.1 billion and $5.7 billion, respectively. Total assets and total liabilities of the CIVs at March 31, 2012, were $354 million and $280 million, respectively.

The following table summarizes our Consolidated Statements of Cash Flows for the years ended March 31 (in millions):

	2012	2011	2010
Cash flows provided by operating activities	**$ 496.8**	$ 412.1	$1,413.1
Cash flows provided by/(used in) investing activities	**2.3**	(44.4)	(276.7)
Cash flows used in financing activities	**(481.8)**	(468.5)	(746.7)
Effect of exchange rate changes	**(10.9)**	10.8	19.5
Net change in cash and cash equivalents	**6.4**	(90.0)	409.2
Cash and cash equivalents, beginning of period	**1,375.9**	1,465.9	1,056.7
Cash and cash equivalents, end of period	**$1,382.3**	$1,375.9	$1,465.9

Cash inflows provided by operating activities during fiscal 2012, were $496.8 million, primarily related to Net Income, adjusted for non-cash items. Cash inflows provided by investing activities during fiscal 2012, were $2.3 million, primarily related to $20.2 million of net activity related to CIVs and a release of restricted cash required for market hedge arrangements, offset in part by payments made for fixed assets. Cash outflows used in financing activities during fiscal 2012, were $481.8 million, primarily due to the repurchase of 13.6 million shares of our common stock for $400.3 million and dividends paid of $43.6 million. There remains $155 million under the current Board of Directors authorization to repurchase up to $1 billion of our common stock announced in May 2010, which we intend to utilize in fiscal 2013, subject to market conditions and our performance, actual cash flows, and other capital needs.

Cash inflows provided by operating activities during fiscal 2011 were $412.1 million, primarily attributable to Net Income, adjusted for non-cash items. Cash outflows used in investing activities during fiscal 2011 were $44.4 million, primarily attributable to payments made for fixed assets.

Cash outflows used in financing activities during fiscal 2011 were $468.5 million, primarily attributable to the repurchase of 14.6 million of our common shares for $445 million.

During fiscal 2010, cash inflows provided by operating activities were $1.4 billion, of which $1.0 billion reflects the receipt of income tax refunds resulting from net operating loss carrybacks. The remainder was primarily attributable to Net Income, adjusted for non-cash items. Cash outflows used in investing activities during fiscal 2010 were $276.7 million, primarily attributable to cash payments of $180 million made in connection with the acquisition of Permal, and payments for fixed assets of $84.1 million, principally associated with the relocation of our corporate headquarters, partially offset by fund support collateral received of $38.9 million due to the amendment, termination and expiration of certain capital support arrangements. Cash outflows used in financing activities were $746.7 million, primarily due to the repayment in January 2010 of the remaining $550 million outstanding balance on our $700 million five-year term loan, $135.0 million of cash consideration paid in the exchange offer for our outstanding Equity Units and the payment of cash dividends.

Financing Transactions

The table below reflects our primary sources of financing (in thousands) as of March 31, 2012:

Type	Total at March 31, 2012	Amount Outstanding at March 31, 2012	Amount Outstanding at March 31, 2011	Interest Rate	Maturity
2.5% Convertible Senior Notes	$1,250,000	**$1,127,009**	$1,087,932	2.50%	January 2015
5.6% Senior Notes from Equity Units	—	**—**	103,039	5.60%	Retired June 2011
Revolving Credit Agreement	500,000	**250,000**	250,000	LIBOR + 2.625%	February 2013

During January 2008, we increased our capital base by $1.25 billion through the sale of 2.5% convertible senior notes. The proceeds strengthened our balance sheet and provided additional liquidity that has been used for general corporate purposes, including the purchase of SIV securities from our liquidity funds. The senior notes bear interest at 2.5%, payable semi-annually in cash. We are accreting the carrying value to the principal amount at maturity using an imputed interest rate of 6.5% (the effective borrowing rate for non-convertible debt at the time of issuance) over its expected life of seven years, resulting in additional interest expense for fiscal 2012, 2011 and 2010, of approximately $39.1 million, $36.7 million and $34.4 million, respectively. In connection with this financing, we entered into economic hedging transactions that increase the effective conversion price of the notes. These hedging transactions had a net cost to us of $83 million, which we paid from the proceeds of the notes. These transactions closed on January 31, 2008.

In May 2008, we issued 23 million Equity Units for $1.15 billion, of which $50 million was used to pay issuance costs. Each unit consisted of a 5% interest in $1,000 principal amount of 5.6% Senior Notes due June 30, 2021 and a purchase contract to purchase a varying number of shares of our common stock by June 30, 2011. During the September 2009 quarter, we completed an exchange offer for our Equity Units in the form of Corporate Units in order to increase our equity capital levels and reduce the amount of our outstanding debt and related interest expense. We exchanged 91% of our outstanding Corporate Units, each for 0.8881 of a share of our common stock and $6.25 in cash per Corporate Unit, equating to 18.6 million shares of Legg Mason common stock and $135.0 million of cash, including cash paid in lieu of fractional shares and transaction costs. In connection with this transaction, we incurred transaction costs of approximately $22 million, of which $15.7 million was in cash. In June 2011, the $103.0 million of outstanding debt on the remaining 5.6% senior notes from Equity Units was retired, as part of a remarketing. Concurrently, we issued 1.8 million shares of Legg Mason common stock upon the exercise of the purchase contracts from Equity Units.

During November 2007, we borrowed an aggregate of $500 million under our unsecured revolving credit facility for general corporate purposes. In March 2009, we repaid $250 million of the outstanding borrowings under this credit facility. The facility may be prepaid at any time and contains customary covenants and default provisions. The facility matures on February 11, 2013.

In October 2005, we borrowed $700 million through a syndicated five-year unsecured floating-rate term loan agreement to primarily fund the cash portion of the purchase price of the Citigroup transaction. During fiscal 2010, we repaid the remaining $550 million outstanding balance of the debt.

The agreements entered into as part of our January 2008 issuance of $1.25 billion in 2.5% convertible senior notes prevent us from incurring additional debt, with a few exceptions, if our gross debt to EBITDA ratio (as defined in the documents) exceeds 2.5 to 1. As of March 31, 2012, our gross debt to EBITDA ratio was 2.7 to 1, and thus the covenant prohibits us from borrowing additional amounts as of that date. The 2.5% convertible senior notes were extinguished in May 2012, as further described in Note 20 of Notes to Consolidated Financial Statements.

The financial covenants under our bank agreements include: maximum net debt to EBITDA ratio of 2.5 to 1 and minimum EBITDA to interest expense ratio of 4.0 to 1. Debt is defined to include all obligations for borrowed money, excluding non-recourse debt, and under capital leases. Under these net debt covenants, our debt is reduced by the amount of our unrestricted cash in excess of the greater of subsidiary cash or $375 million. EBITDA is defined as consolidated net income plus/minus tax expense, interest expense, depreciation and amortization, amortization of intangibles, any extraordinary expenses or losses, and any non-cash charges, as defined. As of March 31, 2012, our net debt to EBITDA ratio was 1.1 to 1 and EBITDA to interest expense ratio was 13.8 to 1. We have maintained compliance with our covenants at all times during fiscal 2012.

If our net income significantly declines, or if we spend our available cash, it may impact our ability to maintain compliance with these covenants. If we determine that our compliance with these covenants may be under pressure, we may elect to take a number of actions, including reducing our expenses in order to increase our EBITDA, using available cash to repay all or a portion of our $250 million outstanding debt subject to these covenants or seeking to negotiate with our lenders to modify the terms or to restructure our debt. We anticipate that we will have available cash to repay our bank debt, should it be necessary. Using available cash to repay indebtedness would make the cash unavailable for other uses and might affect the liquidity discussions and conclusions above. Entering into any modification or restructuring of our debt would likely result in additional fees or interest payments.

Certain of our outstanding debt is currently impacted by the ratings of two rating agencies. The interest rate on our revolving line of credit is based on the higher credit rating of the two rating agencies. In June 2011, our rating by one of these agencies was downgraded one notch below the other. Should the other agency downgrade our rating, absent an upgrade from the former agency, our interest costs will rise modestly.

Other Transactions

During fiscal 2010, in connection with the acquisition of Permal, we paid an aggregate of $171 million in cash to acquire the remaining 62.5% of the outstanding preference shares issued by Permal and held by Permal's pre-acquisition owners. We also elected to purchase, for $9 million, the rights of the sellers of the preference shares to receive an earnout payment of up to $149 million in two years. As a result of this transaction, there will be no further payments for the Permal acquisition. In addition, during fiscal 2010, we paid an aggregate amount of $7.5 million in dividends on the preference shares. All payments for preference shares, including dividends, were recognized as additional goodwill.

In May 2010, we terminated the exchangeable share arrangement related to the acquisition of Legg Mason Canada Inc., in accordance with its terms. In this transaction, 1.1 million shares, representing all remaining outstanding exchangeable shares, were exchanged for shares of our common stock on a one-for-one basis.

Certain of our asset management affiliates maintain various credit facilities for general operating purposes. Certain affiliates are also subject to the capital requirements of various regulatory agencies. All such affiliates met their respective capital adequacy requirements during the periods presented.

See Notes 6, 7 and 20 of Notes to Consolidated Financial Statements for additional information related to our financing transactions.

Liquidity Fund Support

During fiscal 2010, four capital support agreements to provide up to $42 million in support to two liquidity funds were terminated or expired in accordance with their terms. No amounts were drawn thereunder prior to termination and $42 million of collateral was returned.

Future Outlook

We expect that over the next 12 months our operating activities will be adequate to support our operating cash needs. We currently intend to utilize our other available resources for any number of potential activities, including seed capital investments in new products, repurchase of shares of our common stock, repayment of outstanding debt, payment of increased dividends, or acquisitions.

During fiscal 2012, we completed the business model streamlining initiative that began in May 2010. We incurred transition-related costs of approximately $128 million through March 31, 2012, of which approximately 25% were non-cash charges. Approximately $80 million of these costs have been paid to date, and substantially all of the $16.8 million remaining costs represent lease obligations to be paid over the lease terms. The initiative resulted in annual cost savings of over $140 million, which will be fully realized on an annual basis, beginning in fiscal 2013. See Note 16 of Notes to Consolidated Financial Statements for information regarding transition-related costs recorded in fiscal 2012 and 2011.

As described above, we currently project that our cash flows from operating activities will be sufficient to fund our liquidity needs. As of March 31, 2012, we had over $1 billion in cash and cash equivalents in excess of our working capital requirements, a portion of which we intend to utilize to repurchase up to $155 million of our common stock during fiscal 2013, as previously discussed. We do not currently expect to raise additional debt or equity financing over the next 12 months, other than to refinance existing facilities. However, there can be no assurances of these expectations as our projections could prove to be incorrect, events may occur that require additional liquidity, such as an acquisition opportunity or an opportunity to refinance indebtedness, or market conditions might significantly worsen, affecting our results of operations and generation of available cash. If these events result in our operations and available cash being insufficient to fund liquidity needs, we would likely seek to manage our available resources by taking actions such as reducing future share repurchases, additional cost-cutting, reducing our expected expenditures on investments, selling assets (such as investment securities), repatriating earnings from foreign affiliates, or modifying arrangements with our affiliates and/or employees. Should these types of actions prove insufficient, or should a large acquisition or refinancing opportunity arise, we may seek to raise additional equity or debt.

At March 31, 2012, our total cash and cash equivalents of $1.4 billion included $600 million held by foreign subsidiaries. Some of the amounts held by foreign subsidiaries may be subject to material repatriation tax effects. In a prior year, we initiated plans to repatriate accumulated earnings of approximately $225 million, of which approximately $100 million had been repatriated as of March 31, 2012. Under current plans, we intend to repatriate $100 million to $150 million of foreign earnings in order to utilize foreign tax credits that may otherwise expire unutilized and to make the cash available in the U.S. All amounts planned for repatriation have been adequately provided for. No further repatriation of accumulated prior period foreign earnings beyond the above range is currently planned. However, we may repatriate future earnings to the extent required to fund domestic operations and, if tax has not previously been provided, we would provide for and pay additional U.S. taxes in connection with repatriation of these funds. It is not practical at this time to determine the income tax liability that would result from any further repatriation of foreign earnings beyond that currently planned.

See Note 20 of Notes to Consolidated Financial Statements for subsequent events related to our new capital plan, including $650 million issuance of 5.5% senior notes and $1.25 billion repayment of 2.5% convertible senior notes.

Credit and Liquidity Risk

Cash and cash equivalent deposits involve certain credit and liquidity risks. We maintain our cash and cash equivalents with a limited number of high quality financial institutions and from time to time may have concentrations with one or more of these institutions. The balances with these financial institutions and their credit quality are monitored on an ongoing basis.

Off-Balance Sheet Arrangements

Off-balance sheet arrangements, as defined by the Securities and Exchange Commission ("SEC"), include certain contractual arrangements pursuant to which a company has an obligation, such as certain contingent obligations, certain guarantee contracts, retained or contingent interest in assets transferred to an unconsolidated entity, certain derivative instruments classified as equity or material variable interests in unconsolidated entities that provide financing, liquidity, market risk or credit risk support. Disclosure is required for any off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on our financial condition, results of operations, liquidity or capital resources. We generally do not enter into off-balance sheet arrangements, as defined, other than those described in the Contractual Obligations section that follows and Consolidation discussed in Critical Accounting Policies and Notes 1 and 18 of Notes to Consolidated Financial Statements.

In January 2008, we entered into hedge and warrant transactions on the convertible notes with certain financial institution counterparties to increase the effective conversion price of the convertible senior notes. See Note 7 of Notes to Consolidated Financial Statements.

Contractual Obligations and Contingent Payments

We have contractual obligations to make future payments, principally in connection with our short and long-term debt, non-cancelable lease agreements, and service agreements. See Notes 6, 7, and 9 of Notes to Consolidated Financial Statements for additional disclosures related to our commitments.

The following table sets forth these contractual obligations (in millions) by fiscal year, and excludes contractual obligations of CIVs, as we are not responsible or liable for these obligations:

	2013	2014	2015	2016	2017	Thereafter	Total
Contractual Obligations							
Short-term borrowings(1)	$250.0	$ —	$ —	$ —	$ —	$ —	$ 250.0
Long-term borrowings by contract maturity(2)	1.3	1.3	1,251.4	5.9	—	—	1,259.9
Interest on short-term and long-term borrowings(2)(3)	38.1	31.7	31.6	0.3	—	—	101.7
Minimum rental and service commitments	148.2	118.1	107.9	96.4	87.7	489.3	1,047.6
Total Contractual Obligations(4)(5)(6)	$437.6	$151.1	$1,390.9	$102.6	$87.7	$489.3	$2,659.2

(1) Represents borrowing under our revolving line of credit which does not expire until February 2013. However, we may elect to repay this debt sooner if management elects to utilize a portion of our available cash for this purpose.
(2) Excludes long-term borrowings of the consolidated CLO of $271.7 million and interest on these long-term borrowings, as applicable.
(3) Interest on floating rate short-term debt is based on rates at March 31, 2012.
(4) The table above does not include approximately $36.7 million in capital commitments to investment partnerships in which Legg Mason is a limited partner. These obligations will be funded, as required, through the end of the commitment periods through fiscal 2018.
(5) The table above does not include amounts for uncertain tax positions of $69.1 million (net of the federal benefit for state tax liabilities), because the timing of any related cash outflows cannot be reliably estimated.
(6) The table above does not include redeemable noncontrolling interests of $24.0 million, because the timing of any related cash outflows cannot be reliably estimated.

MARKET RISK

We maintain an enterprise risk management program to oversee and coordinate risk management activities of Legg Mason and its subsidiaries. Under the program, certain risk activities are managed at the subsidiary level. The following describes certain aspects of our business that are sensitive to market risk.

Revenues and Net Income

The majority of our revenue is calculated from the market value of our AUM. Accordingly, a decline in the value of securities will cause our AUM, and thus our revenues, to decrease. In addition, our fixed income and liquidity AUM are subject to the impact of interest rate fluctuations, as rising interest rates may tend to reduce the market value of bonds held in various mutual fund portfolios or separately managed accounts. In the ordinary course of our business, we may also reduce or waive investment management fees, or limit total expenses, on certain products or services for particular time periods to manage fund expenses, or for other reasons, and to help retain or increase managed assets. Performance fees may be earned on certain investment advisory contracts for exceeding performance benchmarks. Declines in market values of AUM will result in reduced fee revenues and net income. We generally earn higher fees on equity assets than fees charged for fixed income and liquidity assets. Declines in market values of AUM in this asset class will disproportionately impact our revenues. In addition, under revenue sharing agreements, certain of our affiliates retain different percentages of revenues to cover their costs, including compensation. Our net income, profit margin and compensation as a percentage of operating revenues are impacted based on which affiliates generate our revenues, and a change in AUM at one subsidiary can have a dramatically different effect on our revenues and earnings than an equal change at another subsidiary.

Trading and Non-Trading Assets

Our trading and non-trading assets are comprised of investment securities, including seed capital in sponsored mutual funds and products, limited partnerships, limited liability companies and certain other investment products.

Trading and other current investments, excluding CIVs, at March 31, 2012 and 2011, subject to risk of security price fluctuations are summarized (in thousands) below.

	2012	2011
Investment securities, excluding CIVs:		
Trading investments relating to long-term incentive compensation plans	**$111,257**	$120,107
Trading proprietary fund products and other investments	**222,585**	204,063
Equity method investments relating to long-term incentive compensation plans, proprietary fund products and other investments	**78,277**	76,340
Total current investments, excluding CIVs	**$412,119**	$400,510

Approximately $80.0 million and $96.0 million of trading and other current investments related to long-term incentive compensation plans as of March 31, 2012 and 2011, respectively, have offsetting liabilities such that fluctuation in the market value of these assets and the related liabilities will not have a material effect on our net income or liquidity. However, it will have an impact on our compensation expense with a corresponding offset in other non-operating income (expense). Trading and other current investments of $86.2 million and $72.6 million at March 31, 2012 and 2011, respectively, relate to other long-term incentive plans for which the related liabilities do not completely offset due to vesting provisions. Therefore, fluctuations in the market value of these trading investments will impact our compensation expense, non-operating income (expense) and net income.

Approximately $245.9 million and $231.9 million of trading and other current investments at March 31, 2012 and 2011, respectively, are investments in proprietary fund products and other investments for which fluctuations in market value will impact our non-operating income. Of these amounts, the fluctuations in market value of approximately $12.6 million and $30.9 million of proprietary fund products as of March 31, 2012 and 2011, respectively, have offsetting compensation expense under revenue share agreements. The fluctuations in market value of approximately $11.8 million and $39.8 million in proprietary fund products as of March 31, 2012 and 2011, respectively, are substantially offset by gains (losses) on market hedges and therefore do not materially impact Net Income Attributable to Legg Mason, Inc. Investments in proprietary fund products are not liquidated until the related fund establishes a track record, has other investors, or a decision is made to no longer pursue the strategy.

Non-trading assets, excluding CIVs, at March 31, 2012 and 2011, subject to risk of security price fluctuations are summarized (in thousands) below.

	2012	2011
Investment securities, excluding CIVs:		
Available-for-sale	**$ 11,913**	$ 11,300
Investments in partnerships, LLCs and other	**34,965**	22,167
Equity method investments in partnerships and LLCs	**169,201**	155,351
Other investments	**112**	270
Total non-trading assets, excluding CIVs	**$216,191**	$189,088

Equity method investments in partnerships and LLCs at March 31, 2012 and 2011, includes approximately $89.3 million and $91.9 million, respectively, of investments related to our involvement with the U.S. Treasury's Public Private Investment Program. Fluctuations in the market value of these investments have offsetting compensation expense under revenue-sharing agreements.

Investment securities of CIVs totaled $31.6 million and $82.8 million as of March 31, 2012 and 2011, respectively, and investments of CIVs totaled $294.9 million and $312.8 million as of March 31, 2012 and 2011, respectively. As of March 31, 2012 and 2011, we held equity investments in the CIVs of $38.9 million and $53.7 million, respectively. Fluctuations in the market value of investments of CIVs in excess of our equity investment will not impact Net Income Attributable to Legg Mason, Inc. However, it may have an impact on other non-operating income (expense) of CIVs with a corresponding offset in net income (loss) attributable to non-controlling interests.

Valuation of trading and non-trading investments is described below within Critical Accounting Policies under the heading "Valuation of Financial Instruments." See Notes 1 and 15 of Notes to Consolidated Financial Statements for further discussion of derivatives.

The following is a summary of the effect of a 20% increase or decrease in the market values of our financial instruments subject to market valuation risks at March 31, 2012:

	Carrying Value	Fair Value Assuming a 20% Increase[(1)]	Fair Value Assuming a 20% Decrease[(1)]
Investment securities, excluding CIVs:			
Trading investments relating to long-term incentive compensation plans	$111,257	$133,508	$ 89,006
Trading proprietary fund products and other investments	222,585	267,102	178,068
Equity method investments relating to long-term incentive compensation plans, proprietary fund products and other investments	78,277	93,932	62,622
Total current investments, excluding CIVs	412,119	494,542	329,696
Investments in CIVs	38,919	46,703	31,135
Available-for-sale investments	11,913	14,296	9,530
Investments in partnerships, LLCs and other	34,965	41,958	27,972
Equity method investments in partnerships and LLCs	169,201	203,041	135,361
Other investments	112	134	90
Total investments subject to market risk	$667,229	$800,674	$533,784

(1) Gains and losses related to certain investments in deferred compensation plans and proprietary fund products are directly offset by a corresponding adjustment to compensation expense and related liability. In addition, investments in proprietary fund products of approximately $11.8 million have been economically hedged to limit market risk. As a result, a 20% increase or decrease in the unrealized market value of our financial instruments subject to market valuation risks would result in a $81.5 million increase or decrease in our pre-tax earnings as of March 31, 2012.

Foreign Exchange Sensitivity

We operate primarily in the United States, but provide services, earn revenues and incur expenses outside the United States. Accordingly, fluctuations in foreign exchange rates for currencies, principally in Brazil, Poland, Australia, Canada and the United Kingdom may impact our comprehensive income and net income. Certain of our affiliates have entered into forward contracts to manage the impact of fluctuations in foreign exchange rates on their results of operations. We do not expect foreign currency fluctuations to have a material effect on our net income or liquidity.

Interest Rate Risk

Exposure to interest rate changes on our outstanding debt is mitigated as substantially all of our debt is at fixed interest rates. At March 31, 2012 and 2011, approximately $250.0 million of our outstanding floating rate debt is subject to fluctuations in interest rates and will have an impact on our non-operating income and net income. As of March 31, 2012, we estimate that a 1% change in interest rates would result in a net annual change to interest expense of $2.5 million. See Notes 6 and 7 of Notes to Consolidated Financial Statements for additional disclosures regarding debt.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Accounting policies are an integral part of the preparation of our financial statements in accordance with accounting principles generally accepted in the United States of America. Understanding these policies, therefore, is a key factor in understanding our reported results of operations and financial position. See Note 1 of Notes to Consolidated Financial Statements for a discussion of our significant accounting policies and other information. Certain critical accounting policies require us to make estimates and assumptions that affect the amounts of assets, liabilities, revenues and expenses reported in the financial statements. Due to their nature, estimates involve judgment based upon available information. Therefore, actual results or amounts could differ from estimates and the difference could have a material impact on the consolidated financial statements.

We consider the following to be our critical accounting policies that involve significant estimates or judgments.

Consolidation

Effective April 1, 2010, we adopted revised accounting guidance, Accounting Standards Codification ("ASC") Topic 810, "Consolidation," (Statement of Financial Accounting

Standards No. 167, "Amendments to Financial Accounting Standards Board Interpretation No. 46(R)") ("SFAS No. 167"), relating to the consolidation of variable interest entities ("VIEs") which includes a new approach for determining who should consolidate a VIE, changes to when it is necessary to reassess who should consolidate a VIE, and changes in the assessment of which entities are VIEs. The application of the revised accounting guidance has been deferred for certain investment funds, including money market funds. Investment funds that qualify for the deferral continue to be assessed for consolidation under prior guidance, Financial Accounting Standards Board Interpretation No. 46(R), "Consolidation of Variable Interest Entities—an interpretation of ARB No. 51" ("FIN 46(R)").

In the normal course of our business, we sponsor and are the manager of various types of investment vehicles. Certain of these investment vehicles are considered to be VIEs while others are considered to be voting rights entities ("VREs") subject to traditional consolidation concepts based on ownership rights. For our services, we are entitled to receive management fees and may be eligible, under certain circumstances, to receive additional subordinate management fees or other incentive fees. Our exposure to risk in these entities is generally limited to any equity investment we have made or are required to make and any earned but uncollected management fees. Uncollected management fees from these VIEs were not material at March 31, 2012. We have not issued any investment performance guarantees to these VIEs, VREs or their investors. Investment vehicles that are considered VREs are consolidated if we have a controlling financial interest in the investment vehicle.

Financial Accounting Standards Board Interpretation No. 46(R) (Accounting Standards Update 2010–10, "Amendments to Statement 167 for Certain Investment Funds")

For most sponsored investment funds, including money market funds, we determine whether we are the primary beneficiary of a VIE if we absorb a majority of the VIE's expected losses, or receive a majority of the VIE's expected residual returns, if any. Our determination of expected residual returns excludes gross fees paid to a decision maker if certain criteria are met. In determining whether we are the primary beneficiary of a VIE, we consider both qualitative and quantitative factors such as the voting rights of the equity holders, economic participation of all parties, including how fees are earned and paid to us, related party ownership, guarantees and implied relationships. In determining the primary beneficiary, we must make assumptions and estimates about, among other things, the future performance of the underlying assets held by the VIE, including investment returns, cash flows, and credit and interest rate risks. In determining whether a VIE is significant for disclosure purposes, we consider the same factors used for determination of the primary beneficiary.

Statement of Financial Accounting Standards No. 167 (Accounting Standards Codification Topic 810, "Consolidation")

We sponsor and are the manager for collateralized debt obligation entities ("CDOs") and CLOs that do not qualify for the deferral, and are assessed under the revised accounting guidance, as follows. We determine whether we have a variable interest in a VIE by considering if, among other things, we have the obligation to absorb losses, or the right to receive benefits, that are expected to be significant to the VIE. We consider the management fee structure, including the seniority level of our fees, the current and expected economic performance of the entity, as well as other provisions included in the governing documents that might restrict or guarantee an expected loss or residual return. If we have a significant variable interest, we determine whether we are the primary beneficiary of the VIE if we have both the power to direct the activities of the VIE that most significantly impact the entity's economic performance and the obligation to absorb losses, or the right to receive benefits, that potentially could be significant to the VIE.

In evaluating whether we have the obligation to absorb losses, or the right to receive benefits, that could potentially be significant to the VIE, we consider factors regarding the design, terms, and characteristics of the investment vehicles, including the following qualitative factors: if we have involvement with the investment vehicle beyond providing management services; if we hold equity or debt interests in the investment vehicle; if we have transferred any assets to the investment vehicle; if the potential aggregate fees in future periods are insignificant relative to the potential cash flows of the investment vehicle; and if the variability of the expected fees in relation to the potential cash flows of the investment vehicle is more than insignificant.

Legg Mason must consolidate VIEs for which it is deemed to be the primary beneficiary.

See Note 18 of Notes to Consolidated Financial Statements for additional discussion of CIVs and other VIEs.

Revenue Recognition

The vast majority of our revenues are calculated as a percentage of the fair value of our AUM. The underlying securities within the portfolios we manage, which are not reflected within our consolidated financial statements, are generally valued as follows: (i) with respect to securities for which market quotations are readily available, the market value of such securities; and (ii) with respect to other securities and assets, fair value as determined in good faith.

For most of our mutual funds and other pooled products, the boards of directors or similar bodies are responsible for establishing policies and procedures related to the pricing of securities. Each board of directors generally delegates the execution of the various functions related to pricing to a fund valuation committee which, in turn, may rely on information from various parties in pricing securities such as independent pricing services, the fund accounting agent, the fund manager, broker-dealers, and others (or a combination thereof). The funds have controls reasonably designed to ensure that the prices assigned to securities they hold are accurate. Management has established policies to ensure consistency in the application of revenue recognition.

As manager and advisor for separate accounts, we are generally responsible for the pricing of securities held in client accounts (or may share this responsibility with others) and have established policies to govern valuation processes similar to those discussed above for mutual funds that are reasonably designed to ensure consistency in the application of revenue recognition. Management relies extensively on the data provided by independent pricing services and the custodians in the pricing of separate account AUM. Separate account customers typically select the custodian.

Valuation processes for AUM are dependent on the nature of the assets and any contractual provisions with our clients. Equity securities under management for which market quotations are available are usually valued at the last reported sales price or official closing price on the primary market or exchange on which they trade. Debt securities under management are usually valued at bid, or the mean between the last quoted bid and asked prices, provided by independent pricing services that are based on transactions in debt obligations, quotations from bond dealers, market transactions in comparable securities and various other relationships between securities. Short-term debt obligations are generally valued at amortized cost, which is designed to approximate fair value. The vast majority of our AUM is valued based on data from third parties such as independent pricing services, fund accounting agents, custodians and brokers. This varies slightly from time to time based upon the underlying composition of the asset class (equity, fixed income and liquidity) as well as the actual underlying securities in the portfolio within each asset class. Regardless of the valuation process or pricing source, we have established controls reasonably designed to assess the reasonableness of the prices provided. Where market prices are not readily available, or are determined not to reflect fair value, value may be determined in accordance with established valuation procedures based on, among other things, unobservable inputs. Management fees on AUM where fair values are based on unobservable inputs are not material. As of March 31, 2012, equity, fixed income and liquidity AUM values aggregated $163.4 billion, $356.1 billion and $123.8 billion, respectively.

As the vast majority of our AUM is valued by independent pricing services based upon observable market prices or inputs, we believe market risk is the most significant risk underlying valuation of our AUM. Economic events and financial market turmoil have increased market price volatility; however, the valuation of the vast majority of the securities held by our funds and in separate accounts continues to be derived from readily available market price quotations. As of March 31, 2012, less than 1% of total AUM is valued based on unobservable inputs.

Valuation of Financial Instruments

Substantially all financial instruments are reflected in the financial statements at fair value or amounts that approximate fair value, except our long-term debt. Trading investments, investment securities and derivative assets and liabilities included in the Consolidated Balance Sheets include forms of financial instruments. Unrealized gains and losses related to these financial instruments are reflected in net income or other comprehensive income, depending on the underlying purpose of the instrument.

For equity investments where we do not control the investee, and where we are not the primary beneficiary of a variable interest entity, but can exert significant influence over the financial and operating policies of the investee, we follow the equity method of accounting. The evaluation of whether we exert control or significant influence over the financial and operational policies of its investees requires significant judgment based on the facts and circumstances surrounding each individual investment. Factors considered in these evaluations may include investor voting or other rights, any influence we may have on the governing board of the investee, the legal rights of other investors in the entity pursuant to the fund's operating documents and the relationship between us and other investors in the entity. Substantially all of our equity method investees are investment companies which record their underlying investments at fair value. Therefore, under the equity method of accounting, our share of the investee's underlying net income or loss predominantly represents fair value adjustments in the investments held by the equity method investee. Our share of the investee's net income or loss is based on the most current information available and is recorded as a net gain (loss) on investments within non-operating income (expense).

For investments, we value equity and fixed income securities using closing market prices for listed instruments or broker or dealer price quotations, when available. Fixed income securities may also be valued using valuation models and estimates based on spreads to actively traded benchmark debt instruments with readily available market prices. We evaluate our non-trading Investment securities for "other than temporary" impairment. Impairment may exist when the fair value of an investment security has been below the adjusted cost for an extended period of time. If an "other than temporary" impairment is determined to exist, the difference between the adjusted cost of the investment security and its current fair value is recognized as a charge to earnings in the period in which the impairment is determined.

For investments in illiquid or privately-held securities for which market prices or quotations are not readily available, the determination of fair value requires us to estimate the value of the securities using a variety of methods and resources, including the most current available financial information for the investment and the industry. As of March 31, 2012 and 2011, excluding investments in CIVs, we owned approximately $11.9 million and $23.8 million, respectively, of financial investments that were valued on our assumptions or estimates and unobservable inputs.

At March 31, 2012 and 2011, we also have approximately $204.2 million and $177.5 million, respectively, of other investments, such as investment partnerships, that are included in Other noncurrent assets on the Consolidated Balance Sheets, of which approximately $169.2 million and $155.4 million, respectively, are accounted for under the equity method. The remainder is accounted for under the cost method, which considers if factors indicate there may be an impairment in the value of these investments. In addition, as of March 31, 2012 and 2011, we had $78.3 million and $76.3 million, respectively, of equity method investments that are included in Investment securities on the Consolidated Balance Sheets.

The accounting guidance for fair value measurements and disclosures defines fair value and establishes a framework for measuring fair value. The accounting guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A fair value measurement should reflect all of the assumptions that market participants would use in pricing the asset or liability, including assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset, and the risk of non-performance.

The accounting guidance for fair value measurements establishes a hierarchy that prioritizes the inputs for valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

Our financial instruments measured and reported at fair value are classified and disclosed in one of the following categories:

> Level 1—Financial instruments for which prices are quoted in active markets, which, for us, include investments in publicly traded mutual funds with quoted market prices and equities listed in active markets.
>
> Level 2—Financial instruments for which prices are quoted for similar assets and liabilities in active markets; prices are quoted for identical or similar assets in inactive markets; or prices are based on observable inputs, other than quoted prices, such as models or other valuation methodologies. For us, this category may include repurchase agreements, fixed income securities and certain proprietary fund products. This category also includes CLO loans and liabilities of a CIV, and previously included certain derivative assets and liabilities of CIVs.
>
> Level 3—Financial instruments for which values are based on unobservable inputs, including those for which there is little or no market activity. This category includes investments in partnerships, limited liability companies and private equity funds. This category may also include certain proprietary fund products with redemption restrictions and CLO debt of a CIV.

The valuation of an asset or liability may involve inputs from more than one level of the hierarchy. The level in the fair value hierarchy within which a fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Proprietary fund products and certain investments held by CIVs are valued at net asset value ("NAV") determined by the fund administrator. These funds are typically invested in exchange traded investments with observable market prices. Their valuations may be classified as Level 1, Level 2 or Level 3 based on whether the fund is exchange traded, the frequency of the related NAV determinations and the impact of redemption restrictions. For investments in illiquid and privately-held securities (private equity and investment partnerships) for which market prices or quotations may not be readily available, including certain investments held by CIVs, management must estimate the value of the securities using a variety of methods and resources, including the most current available financial information for the investment and the industry to which it applies in order to determine fair value. These valuation processes for illiquid and privately-held securities inherently require management's judgment and are therefore classified in Level 3.

The fair values of CLO loans and bonds are determined based on prices from well-recognized third-party pricing services that utilize available market data and are therefore classified as Level 2. Legg Mason has established controls designed to assess the reasonableness of the prices provided. The fair value of CLO debt is valued using a discounted cash flow methodology. Inputs used to determine the expected cash flows include assumptions about forecasted default and recovery rates that a market participant would use in determining the fair value of the CLO's underlying collateral assets. Given the significance of the unobservable inputs to the fair value measurement, the CLO debt valuation is classified as Level 3.

Exchange traded options are valued using the last sale price or in the absence of a sale, the last offering price. Options traded over the counter are valued using dealer supplied valuations. Options are classified as Level 1. Futures contracts are valued at the last settlement price at the end of each day on the exchange upon which they are traded and are classified as Level 1. Index and single name credit default swaps and interest rate swaps previously held were valued based on valuations furnished by pricing services and classified as Level 2.

As a practical expedient, we rely on the NAVs of certain investments as their fair value. The NAVs that have been provided by investees are derived from the fair values of the underlying investments as of the reporting date.

As of March 31, 2012, approximately 3% of total assets (13% of financial assets measured at fair value) and 10% of total liabilities meet the definition of Level 3. Excluding the assets and liabilities of CIVs, approximately 2% of total assets (13% of financial assets measured at fair value) and no liabilities meet the definition of Level 3.

Any transfers between categories are measured at the beginning of the period.

See Note 3 of Notes to Consolidated Financial Statements for additional information.

Intangible Assets and Goodwill

Balances as of March 31, 2012, are as follows:

Amortizable asset management contracts	$ 33,437
Indefinite-life intangible assets	3,753,629
Trade names	69,800
Goodwill	1,275,045
	$5,131,911

Our identifiable intangible assets consist primarily of asset management contracts, contracts to manage proprietary mutual funds or funds-of-hedge funds and trade names resulting from acquisitions. Asset management contracts are amortizable intangible assets that are capitalized at acquisition and amortized over the expected life of the contract. Contracts to manage proprietary mutual funds or funds-of-hedge funds are indefinite-life intangible assets because we assume that there is no foreseeable limit on the contract period due to the likelihood of continued renewal at little or no cost. Similarly, trade names are considered indefinite-life intangible assets because they are expected to generate cash flows indefinitely.

In allocating the purchase price of an acquisition to intangible assets, we must determine the fair value of the assets acquired. We determine fair values of intangible assets acquired based upon projected future cash flows, which take into consideration estimates and assumptions including profit margins, growth or attrition rates for acquired contracts based upon historical experience, estimated contract lives, discount rates, projected net client flows and market performance. The determination of estimated contract lives requires judgment based upon historical client turnover and attrition rates and the probability that contracts with termination provisions will be renewed. The discount rate employed is a weighted-average cost of capital that takes into consideration a premium representing the degree of risk inherent in the asset as more fully described below.

For indefinite-life intangible assets and goodwill, we project the impact of both net client flows and market appreciation/depreciation on cash flows for the near-term (generally the first five years) based on a year-by-year assessment that considers current market conditions, our past experience, relevant publicly available statistics and projections, internal budgets, and discussions with our own market experts. Beyond five years, our projections for net client flows and market performance migrate towards relevant long-term rates in line with our own results and industry growth statistics. We believe our growth assumptions are reasonable given our consideration of multiple inputs, including internal and external sources described above. However, there continues to be uncertainty in the markets, and our assumptions are subject to change based on fluctuations in our actual results and market conditions.

Goodwill represents the residual amount of acquisition cost in excess of identified tangible and intangible assets and assumed liabilities.

Given the relative significance of our intangible assets and goodwill to our consolidated financial statements, on a quarterly basis we consider if triggering events have occurred that may indicate a significant change in fair values. Triggering events may include significant adverse changes in our business, legal or regulatory environment, loss of key personnel, significant business dispositions, or other events. If a triggering event has occurred, we perform tests, which include critical reviews of all significant assumptions, to determine if any intangible assets or goodwill are impaired. At a minimum, we perform these tests for indefinite-life intangible assets and goodwill annually at December 31.

We completed our annual impairment tests of goodwill and indefinite-life intangible assets as of December 31, 2011, and determined that there was no impairment in the value of these assets as of that date. Further, no impairment in the value of amortizable intangible assets was recognized during the year ended March 31, 2012, as our estimates of the related future cash flows exceeded the asset carrying values. We have also determined that no triggering events have occurred as of March 31, 2012, therefore, no additional indefinite-life intangible asset and goodwill impairment testing was necessary.

Amortizable Intangible Assets

Intangible assets subject to amortization are considered for impairment at each reporting period using an undiscounted cash flow analysis. Significant assumptions used in assessing the recoverability of management contract intangible assets include projected cash flows generated by the contracts and the remaining lives of the contracts. Projected cash flows are based on fees generated by current AUM for the applicable contracts. Contracts are generally assumed to turnover evenly throughout the life of the intangible asset. The remaining life of the asset is based upon factors such as average client retention and client turnover rates. If the amortization periods are not appropriate, the expected lives are adjusted and the impact on the fair value is assessed. Actual cash flows in any one period may vary from the projected cash flows without resulting in an impairment charge because a variance in any one period must be considered in conjunction with other assumptions that impact projected cash flows.

The estimated useful lives of amortizable intangible assets currently range from one to five years with a weighted-average life of approximately 2.9 years.

Indefinite-Life Intangible Assets

For intangible assets with lives that are indeterminable or indefinite, fair value is determined from a market participant's perspective based on projected discounted cash flows. We have two primary types of indefinite-life intangible assets: proprietary fund contracts and, to a lesser extent, trade names.

We determine the fair value of our intangible assets based upon discounted projected cash flows, which take into consideration estimates of profit margins, growth rates and discount rates. An asset is determined to be impaired if the current implied fair value is less than the recorded carrying value of the asset. If an asset is impaired, the difference between the current implied fair value and the carrying value of the asset reflected on the financial statements is recognized as an expense in the period in which the impairment is determined to be other than temporary.

Projected cash flows are based on annualized cash flows for the applicable contracts projected forward 40 years, assuming annual cash flow growth from estimated net client flows and projected market performance. Contracts that are managed and operated as a single unit, such as contracts within the same family of funds, are reviewed in aggregate and are considered interchangeable because investors can transfer between funds with limited restrictions. Similarly, cash flows generated by new funds added to the fund group are included when determining the fair value of the intangible asset. Actual cash flows in any one period may vary from the projected cash flows without resulting in an impairment charge because a variance in any one period must be considered in conjunction with other assumptions that impact projected cash flows.

The domestic mutual fund contracts acquired in the Citigroup Asset Management ("CAM") acquisition of $2,502 million account for approximately 65% of our indefinite-life intangible assets and are managed primarily by ClearBridge and Western Asset. Permal funds-of-hedge funds contracts of $947 million account for approximately 25% of our indefinite-life intangible assets. For our December 31, 2011, annual impairment test, cash flows from the domestic mutual fund contracts were assumed to have annual growth rates that average approximately 7%. Cash flows on the Permal funds-of-hedge funds contracts were assumed to have annual growth rates that average approximately 9%. The projected cash flows from the domestic mutual fund and Permal funds were discounted at 13.0% and 14.5%, respectively. Assuming all other factors remain the same, actual results and changes in assumptions for the domestic mutual fund and Permal funds-of-hedge funds contracts would have to cause our cash flow projections over the long-term to deviate more than 5% and 35%, respectively, from previous projections or the discount rate would have to be raised to 13.5% and 19.5%, respectively, for the asset to be deemed impaired. Given the current uncertainty regarding future market conditions, it is reasonably possible that fund performance, flows and AUM levels may decrease in the near term such that actual cash flows from the domestic mutual fund contracts could deviate from the projections by more than 5% and the asset could be deemed to be impaired by a material amount. The approximate fair values of these assets exceed their carrying values by $124 million and $606 million, respectively.

Trade names account for 2% of indefinite-life intangible assets and are primarily related to Permal. We tested these intangible assets using assumptions similar to those described above for indefinite-life contracts, and the resulting fair values significantly exceeded the related carrying amounts.

Goodwill

Goodwill is evaluated at the reporting unit level and is considered for impairment when the carrying amount of the reporting unit exceeds the implied fair value of the reporting unit. In estimating the implied fair value of the reporting unit, we use valuation techniques based on discounted projected cash flows, similar to techniques employed in analyzing the purchase price of an acquisition target. In December 2010, we announced a realignment of our executive management team, which during fiscal 2012, resulted in the combination of our Americas and International divisions into one operating segment, Global Asset Management. Internal management reporting has been modified consistent with this realignment such that discrete financial information regularly received by the chief operating decision maker, our Chief Executive Officer, is at the consolidated Global Asset Management business level. As a result, the former Americas and International operating segments are no longer our reporting units, and subsequently, goodwill is recorded and evaluated at one Global Asset Management reporting unit level. See Note 17 of Notes to Consolidated Financial Statements for additional information related to business segments.

Significant assumptions used in assessing the implied fair value of the reporting unit under the discounted cash flow method include the projected cash flows generated by the reporting unit, including profit margins, expected cash flow growth rates, and the discount rate used to determine the present value of the cash flows. Cash flow growth rates consider estimates of both AUM flows and market expectations by asset class (equity, fixed income and liquidity) and by investment manager based upon, among other things, historical experience and expectations of future market performance from internal and external sources. The impact of both net client flows and market performance on cash flows are projected for the near-term (generally the first five years) based on a year-by-year assessment that considers current market conditions, our experience, our internal financial projections, relevant publicly available statistics and projections, and discussions with our own market experts. Actual cash flows in any one period may vary from the projected cash flows without resulting in an impairment charge because a variance in any one period must be considered in conjunction with other assumptions that impact projected cash flows.

Discount rates are based on appropriately weighted estimated costs of debt and capital using a market participant perspective. We estimate the cost of debt based on published debt rates. We estimate the cost of capital based on the Capital Asset Pricing Model, which considers the risk-free interest rate, market risk and size premiums, peer-group betas and unsystematic risk. The discount rates are also calibrated based on an assessment of relevant market values.

Goodwill principally originated from the acquisitions of CAM, Permal and Royce. The value of the reporting unit is based on projected net cash flows of assets managed in our mutual funds, closed-end funds and other proprietary funds, in addition to separate account assets of our managers. For our annual December 31 impairment test, the projected cash flows are discounted at 14.0% to determine the present value of cash flows. As of December 31, 2011, the implied fair value significantly exceeds the carrying value. Projected cash flows, on an aggregate basis across all asset classes, are assumed to have an average annual growth rate of approximately 8%. Cash flow growth is based on separate factors for equity, fixed income, and liquidity products. Equity product growth projections are based on long-term growth experience and current market conditions. Fixed income product growth projections are based on the past experience of our primary fixed income manager and current market influences relevant to their business, available historical experience and market statistics, and estimates of future expectations. We believe our growth assumptions are reasonable given our consideration of multiple inputs, including internal and external sources described above. However, our assumptions are subject to change based on fluctuations in our actual results and market conditions. Assuming all other factors remain the same, actual results and changes in assumptions would have to cause our cash flow projections over the long-term to deviate approximately 51% from previous projections or the discount rate would have to increase approximately eight percentage points for goodwill to be considered for impairment.

As of December 31, 2011, considering relevant prices of our common shares, our market capitalization, along with a reasonable control premium, exceeds the aggregate carrying values of our reporting unit.

Stock-Based Compensation

Our stock-based compensation plans include stock options, employee stock purchase plans, market-based performance share awards, restricted stock awards and deferred compensation payable in stock. Under our stock compensation plans, we issue equity awards to directors, officers, and key employees.

In accordance with the applicable accounting guidance, compensation expense for the years ended March 31,

2012, 2011 and 2010, includes compensation cost for all non-vested share-based awards at their grant date fair value amortized over the respective vesting periods on the straight-line method. Also, under the accounting guidance, cash flows related to income tax deductions in excess of or less than the stock-based compensation expense are classified as financing cash flows.

We granted 0.8 million, 0.7 million, and 1.5 million stock options in fiscal 2012, 2011 and 2010, respectively. For additional information on share-based compensation, see Note 12 of Notes to Consolidated Financial Statements.

We determine the fair value of each option grant using the Black-Scholes option-pricing model, except for market-based grants, for which we would use a Monte Carlo option-pricing model. Both models require management to develop estimates regarding certain input variables. The inputs for the Black-Scholes model include: stock price on the date of grant, exercise price of the option, dividend yield, volatility, expected life and the risk-free interest rate, all of which except the grant date stock price and the exercise price require estimates or assumptions. We calculate the dividend yield based upon the average of the historical quarterly dividend payments over a term equal to the vesting period of the options. We estimate volatility equally weighted between the historical prices of our stock over a period equal to the expected life of the option and the implied volatility of market listed options at the date of grant. The expected life is the estimated length of time an option will be held before it is either exercised or canceled, based upon our historical option exercise experience. The risk-free interest rate is the rate available for zero-coupon U.S. Government issues with a remaining term equal to the expected life of the options being valued. If we used different methods to estimate our variables for the Black-Scholes and Monte Carlo models, or if we used a different type of option-pricing model, the fair value of our option grants might be different.

Income Taxes

We are subject to the income tax laws of the federal, state and local jurisdictions of the U.S. and numerous foreign jurisdictions in which we operate. We file income tax returns representing our filing positions with each jurisdiction. Due to the inherent complexities arising from conducting business and being taxed in a substantial number of jurisdictions, we must make certain estimates and judgments in determining our income tax provision for financial statement purposes.

These estimates and judgments are used in determining the tax basis of assets and liabilities and in the calculation of certain tax assets and liabilities that arise from differences in the timing of revenue and expense recognition for tax and financial statement purposes. Management assesses the likelihood that we will be able to realize our deferred tax assets. If it is more likely than not that the deferred tax asset will not be realized, then a valuation allowance is established with a corresponding increase to deferred tax provision.

Substantially all of our deferred tax assets relate to U.S. and U.K. taxing jurisdictions. As of March 31, 2012, U.S. federal deferred tax assets aggregated $718 million, realization of which is expected to require $4.1 billion of future U.S. earnings, approximately $169 million of which must be in the form of foreign sourced income. Deferred tax assets generated in U.S. jurisdictions resulting from net operating losses generally expire 20 years after they are generated and those resulting from foreign tax credits generally expire 10 years after they are generated. Based on estimates of future taxable income, using assumptions consistent with those used in our goodwill impairment testing, it is more likely than not that current federal tax benefits relating to net operating losses are realizable and no valuation allowance is necessary at this time. With respect to those resulting from foreign tax credits, it is more likely than not that tax benefits relating to $10.4 million foreign tax credits will not be realizable and a valuation allowance of $3.4 million was recorded in fiscal 2012 with respect thereto. While tax planning may enhance our positions, the realization of current tax benefits is not dependent on any significant tax strategies.

As of March 31, 2012, U.S. state deferred tax assets aggregated $237 million. Due to limitations on net operating loss and capital loss carryforwards and, taking into consideration certain state tax planning strategies, a valuation allowance has been established for the state capital loss and net operating loss benefits in certain jurisdictions in the amount of $12.1 million for fiscal 2012. Due to the uncertainty of future state apportionment factors and future effective state tax rates, the value of state net operating loss benefits ultimately realized may vary. A net release of $7.3 million in fiscal 2012 of the full valuation allowance on foreign deferred tax assets related to various jurisdictions, primarily the U.K. and Japan. To the extent our analysis of the realization of deferred tax assets relies on deferred tax liabilities, we have considered the timing, nature and jurisdiction of reversals, as well as, future increases relating to the tax amortization of goodwill and indefinite-life intangible assets. In the event we determine all or any portion of our deferred tax assets that are not already subject to a valuation allowance are not realizable, we will be required to establish a valuation allowance by a charge to the income tax provision in the period in which that determination is made. Depending on the facts and circumstances, the charge could be material to our earnings.

The calculation of our tax liabilities involves uncertainties in the application of complex tax regulations. We recognize liabilities for anticipated tax uncertainties in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due.

RECENT ACCOUNTING DEVELOPMENTS

See discussion of Recent Accounting Developments in Note 1 of Notes to Consolidated Financial Statements.

FORWARD-LOOKING STATEMENTS

We have made in this 2012 Annual Report, and from time to time may otherwise make in our public filings, press releases and statements by our management, "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including information relating to anticipated growth in revenues, margins or earnings per share, anticipated changes in our business or in the amount of our client AUM, anticipated future performance of our business, including expected earnings per share in future periods, anticipated future investment performance of our affiliates, our expected future net client cash flows, anticipated expense levels, changes in expenses, the expected effects of acquisitions and expectations regarding financial market conditions. The words or phrases "can be," "may be," "expects," "may affect," "may depend," "believes," "estimate," "project," "anticipate" and similar words and phrases are intended to identify such forward-looking statements. Such forward-looking statements are subject to various known and unknown risks and uncertainties and we caution readers that any forward-looking information provided by or on behalf of Legg Mason is not a guarantee of future performance.

Actual results may differ materially from those in forward-looking information as a result of various factors, some of which are beyond our control, including but not limited to those discussed below and those discussed under the heading "Risk Factors" and elsewhere in our Annual Report on Form 10-K and our other public filings, press releases and statements by our management. Due to such risks, uncertainties and other factors, we caution each person receiving such forward-looking information not to place undue reliance on such statements. Further, such forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligations to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

Our future revenues may fluctuate due to numerous factors, such as: the total value and composition of our AUM; the mix of our AUM among our affiliates; the revenue yield of our AUM; the volatility and general level of securities prices and interest rates; the relative investment performance of company-sponsored investment funds and other asset management products both in absolute terms and relative to competing offerings and market indices; investor sentiment and confidence; general economic conditions; our ability to maintain investment management and administrative fees at current levels; competitive conditions in our business; the ability to attract and retain key personnel and the effects of acquisitions, including prior acquisitions. Our future operating results are also dependent upon the level of operating expenses, which are subject to fluctuation for the following or other reasons: variations in the level of compensation expense incurred as a result of changes in the number of total employees, competitive factors, changes in the percentages of revenues paid as compensation or other reasons; variations in expenses and capital costs, including depreciation, amortization and other non-cash charges incurred by us to maintain our administrative infrastructure; unanticipated costs that may be incurred by Legg Mason from time to time to protect client goodwill, to otherwise support investment products or in connection with litigation or regulatory proceedings; and the effects of acquisitions and dispositions.

Our business is also subject to substantial governmental regulation and changes in legal, regulatory, accounting, tax and compliance requirements that may have a substantial effect on our business and results of operations.

EFFECTS OF INFLATION

The rate of inflation can directly affect various expenses, including employee compensation, communications and technology and occupancy, which may not be readily recoverable in charges for services provided by us. Further, to the extent inflation adversely affects the securities markets, it may impact revenues and recorded intangible asset and goodwill values. See discussion of "Market Risks—Revenues and Net Income" and "Critical Accounting Policies—Intangible Assets and Goodwill" previously discussed.

Report of Management on Internal Control over Financial Reporting

The management of Legg Mason, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting.

Legg Mason's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Legg Mason's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Legg Mason; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of Legg Mason are being made only in accordance with authorizations of management and directors of Legg Mason; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Legg Mason's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Legg Mason's internal control over financial reporting as of March 31, 2012, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control—Integrated Framework.* Based on that assessment, management concluded that, as of March 31, 2012, Legg Mason's internal control over financial reporting is effective based on the criteria established in the COSO framework.

The effectiveness of Legg Mason's internal control over financial reporting as of March 31, 2012, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report appearing herein, which expresses an unqualified opinion on the effectiveness of Legg Mason's internal control over financial reporting as of March 31, 2012.

Mark R. Fetting
Chairman of the Board, President and Chief Executive Officer

Peter H. Nachtwey
Senior Executive Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors
and Stockholders of Legg Mason, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income (loss), comprehensive income (loss), changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Legg Mason, Inc. and its subsidiaries ("the Company") at March 31, 2012 and March 31, 2011, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Baltimore, Maryland
May 25, 2012

Consolidated Balance Sheets

(Dollars in thousands)

	March 31, 2012	March 31, 2011
ASSETS		
Current Assets		
Cash and cash equivalents	**$1,382,263**	$1,375,918
Cash and cash equivalents of consolidated investment vehicles	**26,139**	37,153
Restricted cash	**2,167**	9,253
Receivables:		
Investment advisory and related fees	**333,777**	366,571
Other	**100,060**	29,466
Investment securities	**412,119**	400,510
Investment securities of consolidated investment vehicles	**31,575**	82,829
Deferred income taxes	**117,391**	82,174
Other	**51,977**	59,700
Other current assets of consolidated investment vehicles	**326**	2,982
Total current assets	**2,457,794**	2,446,556
Fixed assets, net	**239,411**	286,705
Intangible assets, net	**3,856,866**	3,876,775
Goodwill	**1,275,045**	1,311,652
Investments of consolidated investment vehicles	**294,853**	312,765
Deferred income taxes	**142,706**	232,394
Other	**287,653**	239,210
Other assets of consolidated investment vehicles	**1,419**	1,699
Total Assets	**$8,555,747**	$8,707,756
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Current Liabilities		
Accrued compensation	**$ 409,759**	$ 368,164
Accounts payable and accrued expenses	**195,808**	207,870
Short-term borrowings	**250,000**	250,000
Current portion of long-term debt	**1,278**	792
Other	**114,840**	87,393
Other current liabilities of consolidated investment vehicles	**4,097**	54,753
Total current liabilities	**975,782**	968,972
Deferred compensation	**57,339**	92,487
Deferred income taxes	**242,567**	266,193
Other	**167,544**	90,059
Other liabilities of consolidated investment vehicles	**3,872**	3,553
Long-term debt	**1,135,614**	1,201,076
Long-term debt of consolidated investment vehicles	**271,707**	278,320
Total Liabilities	**2,854,425**	2,900,660
Commitments and Contingencies (Note 9)		
Redeemable Noncontrolling Interests	**24,031**	36,712
Stockholders' Equity		
Common stock, par value $.10; authorized 500,000,000 shares; issued 139,874,034 shares in 2012 and 150,218,810 shares in 2011	**13,987**	15,022
Additional paid-in capital	**3,864,216**	4,111,095
Employee stock trust	**(32,419)**	(34,466)
Deferred compensation employee stock trust	**32,419**	34,466
Retained earnings	**1,715,395**	1,539,984
Appropriated retained earnings of consolidated investment vehicle	**12,221**	10,922
Accumulated other comprehensive income, net	**71,472**	93,361
Total Stockholders' Equity	**5,677,291**	5,770,384
Total Liabilities and Stockholders' Equity	**$8,555,747**	$8,707,756

See notes to consolidated financial statements.

Consolidated Statements of Income

(Dollars in thousands, except per share amounts)

	Years Ended March 31,		
	2012	2011	2010
OPERATING REVENUES			
Investment advisory fees:			
Separate accounts	**$ 775,534**	$ 815,633	$ 814,824
Funds	**1,491,325**	1,486,615	1,367,297
Performance fees	**49,499**	96,661	71,452
Distribution and service fees	**340,966**	379,161	375,333
Other	**5,250**	6,247	5,973
Total operating revenues	**2,662,574**	2,784,317	2,634,879
OPERATING EXPENSES			
Compensation and benefits	**1,109,671**	1,140,305	1,111,298
Transition-related compensation	**34,638**	45,048	—
Total compensation and benefits	**1,144,309**	1,185,353	1,111,298
Distribution and servicing	**649,739**	712,839	691,931
Communications and technology	**164,712**	161,969	163,098
Occupancy	**154,816**	137,861	156,967
Amortization of intangible assets	**19,574**	22,913	22,769
Other	**190,671**	176,574	167,633
Total operating expenses	**2,323,821**	2,397,509	2,313,696
OPERATING INCOME	**338,753**	386,808	321,183
OTHER NON-OPERATING INCOME (EXPENSE)			
Interest income	**11,481**	9,246	7,354
Interest expense	**(87,584)**	(92,157)	(126,273)
Fund support	**—**	—	23,171
Other income	**22,097**	59,596	86,892
Other non-operating income of consolidated investment vehicles, net	**18,336**	1,704	17,329
Total other non-operating income (expense)	**(35,670)**	(21,611)	8,473
INCOME BEFORE INCOME TAX PROVISION	**303,083**	365,197	329,656
Income tax provision	**72,052**	119,434	118,676
NET INCOME	**231,031**	245,763	210,980
Less: Net income (loss) attributable to noncontrolling interests	**10,214**	(8,160)	6,623
NET INCOME ATTRIBUTABLE TO LEGG MASON, INC.	**$ 220,817**	$ 253,923	$ 204,357
NET INCOME PER SHARE ATTRIBUTABLE TO LEGG MASON, INC. COMMON SHAREHOLDERS			
Basic	**$ 1.54**	$ 1.63	$ 1.33
Diluted	**$ 1.54**	$ 1.63	$ 1.32

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

(Dollars in thousands)

	Years Ended March 31,		
	2012	2011	2010
NET INCOME	**$231,031**	$245,763	$210,980
Other comprehensive income:			
Foreign currency translation adjustment	**(22,098)**	35,159	61,029
Unrealized gains (losses) on investment securities:			
Unrealized holding gains (losses), net of tax provision (benefit) of $132, $(22), and $(9), respectively	**198**	(33)	(13)
Reclassification adjustment for (gains) losses included in net income	**11**	8	(5)
Net unrealized gains (losses) on investment securities	**209**	(25)	(18)
Total other comprehensive income (loss)	**(21,889)**	35,134	61,011
COMPREHENSIVE INCOME	**209,142**	280,897	271,991
Less: Comprehensive income (loss) attributable to noncontrolling interests	**10,214**	(8,160)	6,623
COMPREHENSIVE INCOME ATTRIBUTABLE TO LEGG MASON, INC.	**$198,928**	$289,057	$265,368

See notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

(Dollars in thousands)

	Years Ended March 31,		
	2012	2011	2010
COMMON STOCK			
Beginning balance	**$ 15,022**	$ 16,144	$ 14,185
Stock options and other stock-based compensation	**17**	64	8
Deferred compensation employee stock trust	**7**	7	13
Deferred compensation, net	**124**	152	66
Exchangeable shares	**—**	110	12
Equity Units exchanged	**183**	—	1,860
Employee tax withholdings by net share transactions	**(6)**	—	—
Shares repurchased and retired	**(1,360)**	(1,455)	—
Ending balance	**13,987**	15,022	16,144
SHARES EXCHANGEABLE INTO COMMON STOCK			
Beginning balance	**—**	2,760	3,069
Exchanges	**—**	(2,760)	(309)
Ending balance	**—**	—	2,760
ADDITIONAL PAID-IN CAPITAL			
Beginning balance	**4,111,095**	4,447,612	3,452,530
Stock options and other stock-based compensation	**16,508**	31,674	18,758
Deferred compensation employee stock trust	**2,020**	2,673	3,156
Deferred compensation, net	**32,193**	34,619	29,056
Exchangeable shares	**—**	2,650	297
Equity Units exchanged	**102,831**	35,877	943,815
Employee tax withholdings by net share transactions	**(1,525)**	—	—
Shares repurchased and retired	**(398,906)**	(444,010)	—
Ending balance	**3,864,216**	4,111,095	4,447,612
EMPLOYEE STOCK TRUST			
Beginning balance	**(34,466)**	(33,095)	(35,094)
Shares issued to plans	**(2,027)**	(2,136)	(2,938)
Distributions and forfeitures	**4,074**	765	4,937
Ending balance	**(32,419)**	(34,466)	(33,095)
DEFERRED COMPENSATION EMPLOYEE STOCK TRUST			
Beginning balance	**34,466**	33,095	35,094
Shares issued to plans	**2,027**	2,136	2,938
Distributions and forfeitures	**(4,074)**	(765)	(4,937)
Ending balance	**32,419**	34,466	33,095
RETAINED EARNINGS			
Beginning balance	**1,539,984**	1,316,981	1,131,625
Net income attributable to Legg Mason, Inc.	**220,817**	253,923	204,357
Dividends declared	**(45,406)**	(30,920)	(19,001)
Ending balance	**1,715,395**	1,539,984	1,316,981
APPROPRIATED RETAINED EARNINGS OF CONSOLIDATED INVESTMENT VEHICLE			
Beginning balance	**10,922**	—	—
Cumulative effect of change in accounting principle	**—**	24,666	—
Net income (loss) reclassified to appropriated retained earnings	**1,299**	(13,744)	—
Ending balance	**12,221**	10,922	—
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS), NET			
Beginning balance	**93,361**	58,227	(2,784)
Unrealized holding gains (losses) on investment securities, net of tax	**209**	(25)	(18)
Foreign currency translation adjustment	**(22,098)**	35,159	61,029
Ending balance	**71,472**	93,361	58,227
TOTAL STOCKHOLDERS' EQUITY	**$5,677,291**	$5,770,384	$5,841,724

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(Dollars in thousands)

	Years Ended March 31,		
	2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES			
Net Income	**$ 231,031**	$ 245,763	$ 210,980
Loss on Equity Units exchange	**—**	—	22,040
Adjustments to reconcile Net Income to net cash provided by operations:			
Depreciation and amortization	**93,795**	102,748	114,078
Imputed interest for 2.5% convertible senior notes	**39,077**	36,688	34,445
Accretion and amortization of securities discounts and premiums, net	**4,552**	4,539	13,387
Stock-based compensation	**48,735**	56,245	46,578
Net gains on investments	**(1,714)**	(58,851)	(103,457)
Net losses (gains) of consolidated investment vehicles	**(6,711)**	3,959	(17,359)
Unrealized gains on fund support	**—**	—	(22,115)
Deferred income taxes	**49,192**	80,272	113,947
Other	**(12,191)**	5,393	2,808
Decrease (increase) in assets:			
Investment advisory and related fees receivable	**31,790**	(13,794)	(53,402)
Net (purchases) sales of trading and other current investments	**(40,020)**	(55,540)	52,288
Refundable income taxes	**—**	—	992,548
Other receivables	**1,432**	1,962	177,667
Other assets	**1,810**	(20,923)	(50,082)
Increase (decrease) in liabilities:			
Accrued compensation	**42,763**	75,970	(89,800)
Deferred compensation	**(35,148)**	(44,825)	32,197
Accounts payable and accrued expenses	**(11,147)**	(251)	2,686
Other liabilities	**28,135**	(49,954)	(86,484)
Net increase in operating assets and liabilities of consolidated investment vehicles, including cash	**31,388**	42,739	20,213
CASH PROVIDED BY OPERATING ACTIVITIES	**496,769**	412,140	1,413,163
CASH FLOWS FROM INVESTING ACTIVITIES			
Payments for fixed assets	**(31,822)**	(32,904)	(84,117)
Payments for business acquisitions-related costs	**—**	—	(11,092)
Contractual acquisition earnout payments	**—**	—	(179,804)
Proceeds from sale of assets	**3,060**	—	150
Fund support	**—**	—	38,890
Restricted cash	**11,221**	—	—
Purchases of investment securities	**(6,493)**	(8,430)	(55,507)
Proceeds from sales and maturities of investment securities	**6,197**	9,077	14,792
Purchases of investments by consolidated investment vehicles	**(141,727)**	(173,261)	—
Proceeds from sales and maturities of investments by consolidated investment vehicles	**161,894**	161,047	—
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	**$ 2,330**	$ (44,471)	$ (276,688)

Consolidated Statements of Cash Flows (Continued)

(Dollars in thousands)

	Years Ended March 31,		
	2012	2011	2010
CASH FLOWS FROM FINANCING ACTIVITIES			
Debt issue costs	**$ —**	$ —	$ (3,056)
Third-party distribution financing, net	**—**	(1,639)	(2,428)
Repayment of principal on long-term debt	**(1,014)**	(3,515)	(554,913)
Payment on Equity Units exchange	**—**	—	(135,015)
Issuance of common stock	**4,538**	14,440	4,999
Repurchase of common stock	**(401,797)**	(445,465)	—
Dividends paid	**(43,602)**	(26,813)	(48,241)
Net repayments of consolidated investment vehicles	**(18,309)**	(7,025)	—
Net (redemptions/distributions paid to)/subscriptions received from noncontrolling interest holders	**(21,596)**	1,551	(8,066)
CASH USED IN FINANCING ACTIVITIES	**(481,780)**	(468,466)	(746,720)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	**(10,974)**	10,827	19,481
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**6,345**	(89,970)	409,236
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**1,375,918**	1,465,888	1,056,652
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$1,382,263**	$1,375,918	$1,465,888
SUPPLEMENTARY DISCLOSURE			
Cash paid (received) for:			
Income taxes, net of (refunds) payments of ($12,034), ($12,090) and $60,747, respectively	**$ 24,552**	$ 39,524	$ (994,823)
Interest	**41,039**	46,620	73,909

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(Amounts in thousands, except per share amounts or unless otherwise noted)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Legg Mason, Inc. ("Parent") and its subsidiaries (collectively, "Legg Mason") are principally engaged in providing asset management and related financial services to individuals, institutions, corporations and municipalities.

The consolidated financial statements include the accounts of the Parent and its subsidiaries in which it has a controlling financial interest. Generally, an entity is considered to have a controlling financial interest when it owns a majority of the voting interest in an entity. Legg Mason is also required to consolidate any variable interest entity ("VIE") in which it is considered to be the primary beneficiary. See Note 18 for a further discussion of VIEs. All material intercompany balances and transactions have been eliminated.

Where appropriate, prior years financial statements reflect reclassifications to conform to the current year presentation.

Unless otherwise noted, all per share amounts include common shares of Legg Mason and shares issued in connection with the acquisition of Legg Mason Canada Inc., which were exchangeable into common shares of Legg Mason on a one-for-one basis at any time. In May 2010, all outstanding exchangeable shares were exchanged for shares of Legg Mason common stock.

All references to fiscal 2012, 2011 or 2010, refer to Legg Mason's fiscal year ended March 31 of that year.

Use of Estimates

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make assumptions and estimates that affect the amounts reported in the financial statements and accompanying notes, including revenue recognition, valuation of financial instruments, intangible assets and goodwill, stock-based compensation, income taxes, and consolidation. Management believes that the estimates used are reasonable, although actual amounts could differ from the estimates and the differences could have a material impact on the consolidated financial statements.

Consolidation

Effective April 1, 2010, Legg Mason adopted Accounting Standards Codification ("ASC") Topic 810, "Consolidation," (Statement of Financial Accounting Standards No. 167, "Amendments to Financial Accounting Standards Board Interpretation No. 46(R)") ("SFAS No. 167"), relating to the consolidation of VIEs, which includes a new approach for determining who should consolidate a VIE, changes to when it is necessary to reassess who should consolidate a VIE, and changes in the assessment of which entities are VIEs. The application of the revised accounting guidance has been deferred for certain investment funds, including money market funds. Investment funds that qualify for the deferral continue to be assessed for consolidation under prior guidance, ASC Topic 810, "Consolidation," (Financial Accounting Standards Board Interpretation No. 46(R), "Consolidation of Variable Interest Entities—an interpretation of ARB No. 51") ("FIN 46(R)").

In the normal course of its business, Legg Mason sponsors and is the manager of various types of investment vehicles. Certain of these investment vehicles are considered to be VIEs while others are considered to be voting rights entities ("VREs") subject to traditional consolidation concepts based on ownership rights. For its services, Legg Mason is entitled to receive management fees and may be eligible, under certain circumstances, to receive additional subordinate management fees or other incentive fees. Legg Mason did not sell or transfer assets to any of the VIEs or VREs. Legg Mason's exposure to risk in these entities is generally limited to any equity investment it has made or is required to make and any earned but uncollected management fees. Uncollected management fees from these VIEs were not material at March 31, 2012 and 2011. Legg Mason has not issued any investment performance guarantees to these VIEs, VREs or their investors. Investment vehicles that are considered VREs are consolidated if Legg Mason has a controlling financial interest in the investment vehicle.

Financial Accounting Standards Board Interpretation No. 46(R) (Accounting Standards Update 2010-10, "Amendments to Statement 167 for Certain Investment Funds")

For most sponsored investment funds, including money market funds, which qualify for the deferral of the revised accounting guidance, Legg Mason determines it is the primary beneficiary of a VIE if it absorbs a majority of the VIE's expected losses, or receives a majority of the VIE's expected residual returns, if any. Legg Mason's determination of expected residual returns excludes gross fees paid to a decision maker. It is unlikely that Legg Mason will be the primary beneficiary for VIEs created to manage assets for clients which qualify for the deferral unless Legg Mason's ownership interest in the VIE, including interests of related parties, is substantial, unless Legg Mason may earn significant performance fees from the VIE or unless Legg Mason is considered to have a material implied variable interest. In determining whether it is the primary beneficiary of a VIE which qualifies for the deferral, Legg Mason considers both qualitative and quantitative factors such as the voting rights of the equity holders, economic participation of all parties, including how fees are earned and paid to Legg Mason, related party ownership, guarantees and implied relationships. In determining the primary beneficiary, Legg Mason must make assumptions and estimates about, among other things, the future performance of the underlying assets held by the VIE, including investment returns, cash flows, and credit and interest rate risks. In determining whether a VIE is significant for disclosure purposes, Legg Mason considers the same factors used for determination of the primary beneficiary.

Statement of Financial Accounting Standards No. 167 (Accounting Standards Codification Topic 810, "Consolidation")

Legg Mason sponsors and is the manager for collateralized debt obligation entities ("CDOs") and collateralized loan obligations ("CLOs") that do not qualify for the deferral, and are assessed under the revised accounting guidance, as follows. Legg Mason determines whether it has a variable interest in a VIE by considering if, among other things, it has the obligation to absorb losses, or the right to receive benefits, that are expected to be significant to the VIE. Legg Mason also considers the management fee structure, including the seniority level of its fees, the current and expected economic performance of the entity, as well as other provisions included in the governing documents that might restrict or guarantee an expected loss or residual return. If Legg Mason has a significant variable interest, it determines it is the primary beneficiary of the VIE if it has both the power to direct the activities of the VIE that most significantly impact the entity's economic performance and the obligation to absorb losses, or the right to receive benefits, that potentially could be significant to the VIE.

In evaluating whether it has the obligation to absorb losses, or the right to receive benefits, that potentially could be significant to the VIE, Legg Mason considers factors regarding the design, terms, and characteristics of the investment vehicles, including, but not limited to, the following qualitative factors: if Legg Mason has involvement with the investment vehicle beyond providing management services; if Legg Mason holds equity or debt interests in the investment vehicle; if Legg Mason has transferred any assets to the investment vehicle; if the potential aggregate fees in future periods are insignificant relative to the potential cash flows of the investment vehicle; and if the variability of the expected fees in relation to the potential cash flows of the investment vehicle is more than insignificant.

Under both the revised accounting guidance and prior guidance, Legg Mason must consolidate VIEs for which it is deemed to be the primary beneficiary. Under the revised accounting guidance, effective April 1, 2010, Legg Mason consolidated a CLO that was not previously consolidated. As of March 31, 2012 and 2011, Legg Mason's Consolidated Balance Sheet reflects $291,853 and $314,617, respectively, in assets, and $271,707 and $278,320, respectively, in debt issued by the CLO, despite the fact that the assets cannot be used by Legg Mason, nor is Legg Mason obligated for the debt. The adoption had no impact on Net Income Attributable to Legg Mason, Inc.'s common shareholders. In addition, Legg Mason's Consolidated Statements of Cash Flows for the years ended March 31, 2012 and 2011, reflect the cash flows of this CLO. In accordance with the revised accounting guidance, periods prior to fiscal 2011 have not been restated. See Note 18 for additional information related to the application of the amended VIE consolidation model and the required disclosures.

Cash and Cash Equivalents

Cash equivalents are highly liquid investments with original maturities of 90 days or less.

Restricted Cash

Restricted cash primarily represents long-term escrow deposits and cash collateral required for market hedge arrangements. This cash is not available to Legg Mason for general corporate use.

Financial Instruments

Substantially all financial instruments are reflected in the financial statements at fair value or amounts that approximate fair value, except Legg Mason's long-term debt.

For equity investments where Legg Mason does not control the investee, and where it is not the primary beneficiary of a VIE, but can exert significant influence over the financial and operating policies of the investee, Legg Mason follows the equity method of accounting. The evaluation of whether Legg Mason can exert control or significant influence over the financial and operational policies of its investees requires significant judgment based on the facts and circumstances surrounding each individual investment. Factors considered in these evaluations may include investor voting or other rights, any influence Legg Mason may have on the governing board of the investee, the legal rights of other investors in the entity pursuant to the fund's operating documents and the relationship between Legg Mason and other investors in the entity. Substantially all of Legg Mason's equity method investees are investment companies which record their underlying investments at fair value. Therefore, under the equity method of accounting, Legg Mason's share of the investee's underlying net income or loss predominantly represents fair value adjustments in the investments held by the equity method investee. Legg Mason's share of the investee's net income or loss is based on the most current information available and is recorded as a net gain (loss) on investments within non-operating income (expense). A significant portion of earnings (losses) attributable to Legg Mason's equity method investments has offsetting compensation expense adjustments under revenue sharing agreements and deferred compensation arrangements, therefore, fluctuations in the market value of these investments will not have a material impact on Net Income Attributable to Legg Mason, Inc.

Legg Mason also holds debt and marketable equity investments which are classified as available-for-sale, held-to-maturity or trading. Debt and marketable equity securities classified as available-for-sale are reported at fair value and resulting unrealized gains and losses are reflected in stockholders' equity, noncontrolling interests, and comprehensive income, net of applicable income taxes. Debt securities, for which there is positive intent and ability to hold to maturity, are classified as held-to-maturity and are recorded at amortized cost. Amortization of discount or premium is recorded under the interest method and is included in interest income. Certain investment securities, including those held by consolidated investment vehicles ("CIVs"), are classified as trading securities. These investments are recorded at fair value and unrealized gains and losses are included in current period earnings. Realized gains and losses for all investments are included in current period earnings.

Equity and fixed income securities classified as trading or available-for-sale are valued using closing market prices for listed instruments or broker or dealer price quotations, when available. Fixed income securities may also be valued using valuation models and estimates based on spreads to actively traded benchmark debt instruments with readily available market prices.

Legg Mason evaluates its non-trading investment securities for "other-than-temporary" impairment. Impairment may exist when the fair value of an investment security has been below the adjusted cost for an extended period of time. If an "other-than-temporary" impairment is determined to exist, the amount of impairment that relates to credit losses is recognized as a charge to income. As of March 31, 2012, 2011 and 2010, the amount of temporary unrealized losses for investment securities not recognized in income was not material.

For investments in illiquid or privately-held securities for which market prices or quotations may not be readily available, including certain investments held by CIVs, management estimates the value of the securities using a variety of methods and resources, including the most current available financial information for the investment and the industry.

In addition to the financial instruments described above and the derivative instruments and CLO loans, bonds and debt, described below, other financial instruments that are carried at fair value or amounts that approximate fair value include Cash and cash equivalents and Short-term borrowings. The fair value of Long-term debt at March 31, 2012 and 2011, was $1,214,245 and $1,322,960, respectively. These fair values were estimated using cash flow analysis discounted at current market rates and are classified as Level 2 in the fair value hierarchy described below.

Derivative Instruments

The fair values of derivative instruments are recorded as assets or liabilities on the Consolidated Balance Sheets. Legg Mason has used foreign exchange forwards and interest rate swaps to hedge the risk of movement in exchange rates or interest rates on financial assets on a limited basis. Also, Legg Mason has used futures contracts on index funds to hedge the market risk of certain seed capital investments. In addition, certain CIVs use derivative instruments. However, there is no risk to Legg Mason in relation to the derivative assets and liabilities of the CIVs in excess of its investment in the funds, if any.

Legg Mason has not designated any financial instruments for hedge accounting, as defined in the accounting literature, during the periods presented. The gains or losses on derivative instruments not designated for hedge accounting are included as Other income (expense) or Other non-operating income (expense) in the Consolidated Statements of Income, with the exception of gains and losses on derivative instruments of CIVs, which are recorded as Other non-operating income (expense) of consolidated investment vehicles, net, in the Consolidated Statements of Income.

Fair Value Measurements

Accounting guidance for fair value measurements defines fair value and establishes a framework for measuring fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Under the accounting guidance, a fair value measurement should reflect all of the assumptions that market participants would use in pricing the asset or liability, including assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset, and the risk of non-performance.

The objective of fair value accounting measurements is to reflect, at the date of the financial statements, how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) under current market conditions. Specifically, it requires the use of judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. This accounting guidance also relates to other-than-temporary impairments and is intended to bring greater consistency to the timing of impairment recognition. It is also intended to provide greater clarity to investors about the credit and noncredit components of impaired debt securities that are not expected to be sold. The guidance also requires timely disclosures regarding expected cash flows, credit losses, and an aging of securities with unrealized losses.

The fair value accounting guidance also establishes a hierarchy that prioritizes the inputs for valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

Legg Mason's financial instruments measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1—Financial instruments for which prices are quoted in active markets, which, for Legg Mason, include investments in publicly traded mutual funds with quoted market prices and equities listed in active markets.

Level 2—Financial instruments for which: prices are quoted for similar assets and liabilities in active markets; prices are quoted for identical or similar assets in inactive markets; or prices are based on observable inputs, other than quoted prices, such as models or other valuation methodologies. For Legg Mason, this category may include repurchase agreements, fixed income securities, and certain proprietary fund products. This category also includes CLO loans and liabilities of a CIV, and previously included certain derivative assets and liabilities of CIVs.

Level 3—Financial instruments for which values are based on unobservable inputs, including those for which there is little or no market activity. This category includes investments in partnerships, limited liability companies, and private equity funds. This category may also include certain proprietary fund products with redemption restrictions and CLO debt of a CIV.

The valuation of an asset or liability may involve inputs from more than one level of the hierarchy. The level in the fair value hierarchy which a fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Proprietary fund products and certain investments held by CIVs are valued at net asset value ("NAV") determined by the applicable fund administrator. These funds are typically invested in exchange traded investments with observable market prices. Their valuations may be classified as Level 1, Level 2 or Level 3 based on whether the fund is exchange traded, the frequency of the related NAV determinations and the impact of redemption restrictions. For investments in illiquid and privately-held securities (private equity and investment partnerships) for which market prices or quotations may not be readily available, including certain investments held by CIVs, management must estimate the value of the securities using a variety of methods and resources, including the most current available financial information for the investment and the industry to which it applies in order to determine fair value. These valuation processes for illiquid and privately-held securities inherently require management's judgment and are therefore classified in Level 3.

The fair values of CLO loans and bonds are determined based on prices from well-recognized third-party pricing services that utilize available market data and are therefore classified as Level 2. Legg Mason has established controls designed to assess the reasonableness of the prices provided. The fair value of CLO debt is valued using a discounted cash flow methodology. Inputs used to determine the expected cash flows include assumptions about forecasted default and recovery rates that a market participant would use in determining the fair value of the CLO's underlying collateral assets. Given the significance of the unobservable inputs to the fair value measurement, the CLO debt valuation is classified as Level 3.

Exchange traded options are valued using the last sale price or in the absence of a sale, the last offering price. Options traded over the counter are valued using dealer supplied valuations. Options are classified as Level 1. Futures contracts are valued at the last settlement price at the end of each day on the exchange upon which they are traded and are classified as Level 1. Index and single name credit default swaps and interest rate swaps previously held were valued based on valuations furnished by pricing services and classified as Level 2.

As a practical expedient, Legg Mason relies on the NAV of certain investments as their fair value. The NAVs that have been provided by investees are derived from the fair values of the underlying investments as of the reporting date.

Any transfers between categories are measured at the beginning of the period.

See Note 3 for additional information regarding fair value measurements.

Fair Value Option

Legg Mason has elected the fair value option for certain eligible assets and liabilities, including corporate loans and debt, of a CLO it is consolidating (see Note 18). Management believes that the use of the fair value option eliminates certain timing differences and better matches the changes in fair value of assets and liabilities related to the CLO. Unrealized gains and losses on assets and liabilities for which the fair value option has been elected are reported in earnings. The decision to elect the fair value option is determined on an instrument by instrument basis, must be applied to an entire instrument and is irrevocable once elected. Assets and liabilities which are measured at fair value pursuant to the fair value option are included in the assets and liabilities of consolidated investment vehicles in the Consolidated Balance Sheets. At this time, the Company has not elected to apply the fair value option to any of its other financial instruments.

Appropriated Retained Earnings

Upon the adoption of revised consolidation guidance as of April 1, 2010, and the related election of the fair value option for eligible assets and liabilities of the CLO described above, Legg Mason recorded a cumulative effect adjustment to Appropriated retained earnings of consolidated investment vehicles on the Consolidated Balance Sheets equal to the difference between the fair values of the CLO's assets and liabilities. This difference is recorded as "Appropriated retained earnings" because the investors in the CLO, not Legg Mason shareholders, will ultimately realize any benefits or losses associated with the CLO. Beginning April 1, 2010, changes in the fair values of the CLO assets and liabilities are recorded as Net income (loss) attributable to noncontrolling interests in the Consolidated Statements of Income and Appropriated retained earnings of consolidated investment vehicle in the Consolidated Balance Sheets.

Fixed Assets

Fixed assets consist of equipment, software and leasehold improvements and capital lease assets. Equipment consists primarily of communications and technology hardware and furniture and fixtures. Software includes both purchased software and internally developed software. Fixed assets are reported at cost, net of accumulated depreciation and amortization. Capital lease assets are initially reported at the lesser of the present value of the related future minimum lease payments or the asset's then current fair value, subsequently reduced by accumulated depreciation. Depreciation and amortization are determined by use of the straight-line method. Equipment is depreciated over the estimated useful lives of the assets, generally ranging from three to eight years. Software is amortized over the estimated useful lives of the assets, which are generally three years. Leasehold improvements and capital lease assets are amortized or depreciated over the initial term of the lease unless options to extend are likely to be exercised. Maintenance and repair costs are expensed as incurred. Internally developed software is reviewed periodically to determine if there is a change in the useful life, or if an impairment in value may exist. If impairment is deemed to exist, the asset is written down to its fair value or is written off if the asset is determined to no longer have any value.

Intangible Assets and Goodwill

Legg Mason's intangible assets consist principally of asset management contracts, contracts to manage proprietary funds and trade names resulting from acquisitions. Intangible assets are amortized over their estimated useful lives, using the straight-line method, unless the asset is determined to have an indefinite useful life. Asset management contracts are amortizable intangible assets that are capitalized at acquisition and amortized over the expected life of the contract. The value of contracts to manage assets in proprietary funds and the value of trade names are classified as indefinite-life intangible assets. The assignment of indefinite lives to proprietary fund contracts is based upon the assumption that there is no foreseeable limit on the contract period to manage proprietary funds due to the likelihood of continued renewal at little or no cost. The assignment of indefinite lives to trade names is based on the assumption that they are expected to generate cash flows indefinitely.

Goodwill represents the excess cost of a business acquisition over the fair value of the net assets acquired. Indefinite-life intangible assets and goodwill are not amortized for book purposes. Given the relative significance of intangible assets and goodwill to the Company's consolidated financial statements, on a quarterly basis Legg Mason considers if triggering events have occurred that may indicate that the fair values have declined below their respective carrying amounts. Triggering events may include significant adverse changes in the Company's business, legal or regulatory environment, loss of key personnel, significant business dispositions, or other events. If a triggering event has occurred, the Company will perform tests, which include critical reviews of all significant assumptions, to determine if any intangible assets or goodwill are impaired. At a minimum, the Company performs these tests annually at December 31, for indefinite-life intangible assets and goodwill, considering factors such as projected cash flows and revenue multiples, to determine whether the value of the assets is impaired and the indefinite-life assumptions are appropriate. If an asset is impaired, the difference between the value of the asset reflected on the financial statements and its current fair value is recognized as an expense in the period in which the impairment is determined. The fair values of intangible assets subject to amortization are reviewed at each reporting period using an undiscounted cash flow analysis. For intangible assets with indefinite lives, fair value is determined based on anticipated discounted cash flows. Goodwill is evaluated at the reporting unit level, and is potentially impaired if the carrying amount of the reporting unit exceeds its implied fair value. In estimating the fair value of the reporting unit, Legg Mason uses valuation techniques principally based on discounted cash flows similar to models employed in analyzing the purchase price of an acquisition target. Goodwill is deemed to be recoverable at the reporting unit level, which is also the operating segment level that Legg Mason defines as the Global Asset Management segment. This results from the fact that the chief operating decision maker, Legg Mason's Chief Executive Officer, regularly receives discrete financial information at the consolidated Global Asset Management business level and does not regularly receive discrete financial information, such as operating results, at any lower level, such as the asset management affiliate level. Prior to fiscal 2012, Legg Mason's reporting units were its Americas and International divisions. Allocations of goodwill for management restructures, acquisitions and dispositions are based on relative fair values of the respective businesses restructured, added to or sold from the divisions.

See Note 5 for additional information regarding intangible assets and goodwill and Note 17 for additional business segment information.

Translation of Foreign Currencies

Assets and liabilities of foreign subsidiaries that are denominated in non-U.S. dollar functional currencies are translated at exchange rates as of the Consolidated Balance Sheet dates. Revenues and expenses are translated at average exchange rates during the period. The gains or losses resulting from translating foreign currency financial statements into U.S. dollars are included in stockholders' equity and comprehensive income. Gains or losses resulting from foreign currency transactions are included in Net income.

Investment Advisory Fees

Legg Mason earns investment advisory fees on assets in separately managed accounts, investment funds, and other products managed for Legg Mason's clients. These fees are primarily based on predetermined percentages of the market value of the assets under management ("AUM"), are recognized over the period in which services are performed and may be billed in advance of the period earned based on AUM at the beginning of the billing period in accordance with the related advisory contracts. Revenue associated with advance billings is deferred and included in Other (current) liabilities in the Consolidated Balance Sheets and is recognized over the period earned.

Performance fees may be earned on certain investment advisory contracts for exceeding performance benchmarks on a relative or absolute basis, depending on the product, and are recognized at the end of the performance measurement period. Accordingly, neither advanced billings nor performance fees are subject to reversal.

Legg Mason has responsibility for the valuation of AUM, substantially all of which is based on observable market data from independent pricing services, fund accounting agents, custodians or brokers.

Distribution and Service Fees Revenue and Expense

Distribution and service fees represent fees earned from funds to reimburse the distributor for the costs of marketing and selling fund shares and servicing proprietary funds and are generally determined as a percentage of client assets. Reported amounts also include fees earned from providing client or shareholder servicing, including record keeping or administrative services to proprietary funds. Distribution fees earned on company-sponsored investment funds are reported as revenue. When Legg Mason enters into arrangements with broker-dealers or other third parties to sell or market proprietary fund shares, distribution and servicing expense is accrued for the amounts owed to third parties, including finders' fees and referral fees paid to unaffiliated broker-dealers or introducing parties. Distribution and servicing expense also includes payments to third parties for certain shareholder administrative services and sub-advisory fees paid to unaffiliated asset managers.

Deferred Sales Commissions

Commissions paid to financial intermediaries in connection with sales of certain classes of company-sponsored mutual funds are capitalized as deferred sales commissions. The asset is amortized over periods not exceeding six years, which represent the periods during which commissions are generally recovered from distribution and service fee revenues and from contingent deferred sales charges ("CDSC") received from shareholders of those funds upon redemption of their shares. CDSC receipts are recorded as distribution and service fee revenue when received and a reduction of the unamortized balance of deferred sales commissions, with a corresponding expense.

Management periodically tests the deferred sales commission asset for impairment by reviewing the changes in value of the related shares, the relevant market conditions and other events and circumstances that may indicate an impairment in value has occurred. If these factors indicate an impairment in value, management compares the carrying value to the estimated undiscounted cash flows expected to be generated by the asset over its remaining life. If management determines that the deferred sales commission asset is not fully recoverable, the asset will be deemed impaired and a loss will be recorded in the amount by which the recorded amount of the asset exceeds its estimated fair value. For the years ended March 31, 2012, 2011 and 2010, no impairment charges were recorded. Deferred sales commissions, included in Other non-current assets in the Consolidated Balance Sheets, were $9,510 and $11,339 at March 31, 2012 and 2011, respectively.

Income Taxes

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements. Deferred income tax assets are subject to a valuation allowance if, in management's opinion, it is more likely than not that these benefits will not be realized. Legg Mason's deferred income taxes principally relate to net operating loss and other carryforward benefits, business combinations, amortization and accrued compensation.

Under applicable accounting guidance, a tax benefit should only be recognized if it is more likely than not that the position will be sustained based on its technical merits. A tax position that meets this threshold is measured as the largest amount of benefit that has a greater than 50% likelihood of being realized upon settlement by the appropriate taxing authority having full knowledge of all relevant information.

The Company's accounting policy is to classify interest related to tax matters as interest expense and related penalties, if any, as other operating expense.

See Note 8 for additional information regarding income taxes.

Loss Contingencies

Legg Mason accrues estimates for loss contingencies related to legal actions, investigations, and proceedings, exclusive of legal fees, when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

Stock-Based Compensation

Legg Mason's stock-based compensation includes stock options, employee stock purchase plans, restricted stock awards, market-based performance shares payable in common stock and deferred compensation payable in stock. Under its stock compensation plans, Legg Mason issues equity awards to directors, officers, and other key employees.

In accordance with the applicable accounting guidance, compensation expense includes costs for all non-vested share-based awards at their grant date fair value amortized over the respective vesting periods on the straight-line method. Legg Mason determines the fair value of stock options using the Black-Scholes option-pricing model, with the exception of market-based performance grants, which would be valued with a Monte Carlo option-pricing model. See Note 12 for additional information regarding stock-based compensation.

Earnings Per Share

Basic earnings per share attributable to Legg Mason, Inc. common shareholders ("EPS") is calculated by dividing Net income attributable to Legg Mason, Inc. by the weighted-average number of shares outstanding. The calculation of weighted-average shares includes common shares, shares exchangeable into common stock and certain unvested share-based payment awards that are considered participating securities because they contain nonforfeitable rights to dividends. Diluted EPS is similar to basic EPS, but adjusts for the effect of potential common shares unless they are antidilutive. See Note 13 for additional discussion of EPS.

Restructuring Costs

In May 2010, Legg Mason's management committed to a plan to streamline its business model as further described in Note 16. The streamlining initiative was complete as of March 31, 2012. The costs associated with this initiative primarily related to employee termination benefits, incentives to retain employees during the transition period, charges for consolidating leased office space, and contract termination costs. Termination benefits, including severance, and retention incentives were recorded as Transition-related compensation in the Consolidated Statements of Income. These compensation items required employees to provide future service and were therefore expensed ratably over the required service period. Contract termination and other costs were expensed when incurred.

Noncontrolling interests

Noncontrolling interests related to CIVs are classified as redeemable noncontrolling interests if investors in these funds may request withdrawals at any time. Redeemable noncontrolling interests as of and for the years ended March 31, 2012, 2011 and 2010, were as follows:

	2012	2011	2010
Balance, beginning of period	**$ 36,712**	$29,577	$31,020
Net income attributable to redeemable noncontrolling interests	**8,915**	5,584	6,623
Net (redemptions/distributions paid to)/subscriptions received from noncontrolling interest holders	**(21,596)**	1,551	(8,066)
Balance, end of period	**$ 24,031**	$36,712	$29,577

Other Recent Accounting Developments

The following relevant accounting pronouncements were recently issued.

In December 2011, the Financial Accounting Standards Board ("FASB") updated the guidance on disclosures for offsetting assets and liabilities to require both gross and net information about instruments and transactions, including derivatives, repurchase and reverse repurchase and other arrangements that are eligible for offset in the balance sheet. The disclosures will be effective for Legg Mason in fiscal 2014, and are not expected to have a material impact on Legg Mason's consolidated financial statements.

In September 2011, the FASB updated the guidance on the annual goodwill test for impairment. The update permits companies to assess qualitative factors to determine if it is more likely than not that the fair value of the reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the currently required quantitative fair value assessment. This update will be effective for Legg Mason in fiscal 2013, and is not expected to have a material effect on its recorded goodwill.

2. ACQUISITIONS

Effective November 1, 2005, Legg Mason acquired 80% of the outstanding equity of Permal Group, Ltd. ("Permal"), a leading global funds-of-hedge funds manager. Concurrent with the acquisition, Permal completed a reorganization in which the residual 20% of outstanding equity was converted to preference shares, with Legg Mason owning 100% of the outstanding voting common stock of Permal. During fiscal 2010, Legg Mason paid an aggregate of $170,804 in cash to acquire the remaining 62.5% of the outstanding preference shares. The Company also elected to purchase, for $9,000, the rights of the sellers of the preference shares to receive an earnout payment of up to $149,200 in two years. As a result of this transaction, there will be no further payments for the Permal acquisition. In addition, during fiscal 2010, Legg Mason paid $7,524 in dividends on the preference shares. All payments for preference shares, including dividends, were recognized as additional goodwill.

3. INVESTMENTS AND FAIR VALUES OF ASSETS AND LIABILITIES

The disclosures below include details of Legg Mason's assets and liabilities that are measured at fair value, excluding the assets and liabilities of CIVs. See Note 18, Variable Interest Entities and Consolidation of Investment Vehicles, for information related to the assets and liabilities of CIVs that are measured at fair value.

Legg Mason has investments in debt and equity securities that are generally classified as available-for-sale and trading as described in Note 1. Investments as of March 31, 2012 and 2011, are as follows:

	2012	2011
Investment securities:		
Current investments	**$412,119**	$400,510
Available-for-sale	**11,913**	11,300
Other[(1)]	**112**	270
Total	**$424,144**	$412,080

(1) Includes investments in private equity securities that do not have readily determinable fair values.

The net unrealized and realized (loss) gain for investment securities classified as trading was $(6,063), $28,355 and $125,395 for fiscal 2012, 2011 and 2010, respectively.

Legg Mason's available-for-sale investments consist of mortgage backed securities, U.S. government and agency securities and equity securities. Gross unrealized gains (losses) for investments classified as available-for-sale were $551 and $(184), respectively, as of March 31, 2012, and $157 and $(186), respectively, as of March 31, 2011.

Legg Mason uses the specific identification method to determine the cost of a security sold and the amount reclassified from accumulated other comprehensive income into earnings. The proceeds and gross realized gains and losses from sales and maturities of available-for-sale investments are as follows:

	Years Ended March 31,		
	2012	2011	2010
Available-for-sale:			
Proceeds	**$6,197**	$4,012	$1,279
Gross realized gains	**6**	7	1
Gross realized losses	**(25)**	(19)	(4)

Legg Mason had no investments classified as held-to-maturity as of March 31, 2012 and 2011.

The fair values of financial assets and (liabilities) of the Company were determined using the following categories of inputs:

	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Value as of March 31, 2012
ASSETS:				
Cash equivalents[1]:				
Money market funds	$ 893,738	$ —	$ —	$ 893,738
Time deposits	—	88,289	—	88,289
Total cash equivalents	893,738	88,289	—	982,027
Investment securities:				
Trading investments relating to long-term incentive compensation plans[2]	111,257	—	—	111,257
Trading proprietary fund products and other investments[3]	143,002	79,583	—	222,585
Equity method investments relating to long-term incentive compensation plans, proprietary fund products and other investments[4][5]	11,565	54,934	11,778	78,277
Total current investments	265,824	134,517	11,778	412,119
Available-for-sale investment securities	2,091	9,810	12	11,913
Investments in partnerships, LLCs and other	851	5,351	28,763	34,965
Equity method investments in partnerships and LLCs[4]	1,415	1,348	166,438	169,201
Derivative assets:				
Currency and market hedges	84	—	—	84
Other investments	—	—	112	112
	$1,164,003	$239,315	$207,103	$1,610,421
LIABILITIES:				
Derivative liabilities:				
Currency and market hedges	$ (886)	$ —	$ —	$ (886)

Substantially all of the above financial instruments where valuation methods rely on other than observable market inputs as a significant input utilize either the equity method, cost method or NAV practical expedient, such that measurement uncertainty has little relevance.

	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Value as of March 31, 2011
ASSETS:				
Cash equivalents[1]:				
Money market funds	$ 912,951	$ —	$ —	$ 912,951
Time deposits	—	92,877	—	92,877
Total cash equivalents	912,951	92,877	—	1,005,828
Investment securities:				
Trading investments relating to long-term incentive compensation plans[2]	120,107	—	—	120,107
Trading proprietary fund products and other investments[3]	90,123	102,562	11,378	204,063
Equity method investments relating to long-term incentive compensation plans, proprietary fund products and other investments[4][5]	15,645	48,528	12,167	76,340
Total current investments	225,875	151,090	23,545	400,510
Available-for-sale investment securities	2,666	8,622	12	11,300
Investments in partnerships, LLCs and other	—	—	22,167	22,167
Equity method investments in partnerships and LLCs[4]	1,420	—	153,931	155,351
Derivative assets:				
Currency and market hedges	1,169	—	—	1,169
Other investments	—	—	270	270
	$1,144,081	$252,589	$199,925	$1,596,595
LIABILITIES:				
Derivative liabilities:				
Currency and market hedges	$ (3,120)	$ —	$ —	$ (3,120)

(1) Cash equivalents include highly liquid investments with original maturities of 90 days or less. Cash investments in actively traded money market funds are measured at NAV and are classified as Level 1. Cash investments in time deposits are measured at amortized cost, which approximates fair value because of the short time between the purchase of the instrument and its expected realization, and are classified as Level 2.

(2) Primarily mutual funds where there is minimal market risk to the Company as any change in value is primarily offset by an adjustment to compensation expense and related deferred compensation liability.

(3) Trading proprietary fund products and other investments primarily represent mutual funds that are invested approximately 52% and 48% in equity and debt securities as of March 31, 2012, respectively, and were invested approximately 60% and 40% in equity and debt securities as of March 31, 2011, respectively.

(4) Substantially all of Legg Mason's equity method investments are investment companies which record their underlying investments at fair value. Fair value is measured using Legg Mason's share of the investee's underlying net income or loss, which is predominately representative of fair value adjustments in the investments held by the equity method investee.

(5) Includes investments under the equity method (which approximates fair value) relating to long-term incentive compensation plans of $54,934 and $48,528 as of March 31, 2012 and March 31, 2011, respectively, and proprietary fund products and other investments of $23,343 and $27,812 as of March 31, 2012 and March 31, 2011, respectively, which are classified as Investment securities on the Consolidated Balance Sheets.

In accordance with new accounting guidance adopted during fiscal 2012, the changes in financial assets measured at fair value using significant unobservable inputs (Level 3) for the period from March 31, 2011 to March 31, 2012, are now presented on a gross basis in the table below:

	Value as of March 31, 2011	Purchases	Sales	Settlements/ Other	Transfers	Realized and unrealized gains/(losses), net	**Value as of March 31, 2012**
ASSETS:							
Trading proprietary fund products and other investments	$ 11,378	$ —	$(11,906)	$ —	$—	$ 528	**$ —**
Equity method investments in proprietary fund products	12,167	—	—	—	—	(389)	**11,778**
Investments in partnerships, LLCs and other	22,167	6,932	—	(578)	—	242	**28,763**
Equity method investments in partnerships and LLCs	153,931	25,883	(6,387)	(14,168)	—	7,179	**166,438**
Other investments	282	—	—	(159)	—	1	**124**
	$199,925	$32,815	$(18,293)	$(14,905)	$—	$7,561	**$207,103**

	Value as of March 31, 2010	Purchases, sales, issuances and settlements, net	Transfers	Realized and unrealized gains/(losses), net	Value as of March 31, 2011
ASSETS:					
Trading proprietary fund products and other investments	$ 22,459	$(13,429)	$350	$1,998	$ 11,378
Equity method investments in proprietary fund products	12,090	—	—	77	12,167
Investments in partnerships, LLCs and other	23,049	831	—	(1,713)	22,167
Equity method investments in partnerships and LLCs	98,968	29,335	—	25,628	153,931
Other investments	1,464	(4,065)	—	2,883	282
	$158,030	$ 12,672	$350	$28,873	$199,925

Realized and unrealized gains and losses recorded for Level 3 investments are included in Other income (expense) on the Consolidated Statements of Income. The change in unrealized gains relating to Level 3 assets and liabilities still held at the reporting date was $5,495 and $11,472, for the years ended March 31, 2012 and 2011, respectively.

There were no significant transfers between Levels 1 and 2 during the years ended March 31, 2012 and 2011.

As a practical expedient, Legg Mason relies on the net asset value of certain investments as their fair value. The net asset values that have been provided by the investees have been derived from the fair values of the underlying investments as of the reporting date. The following table summarizes, as of March 31, 2012, the nature of these investments and any related liquidation restrictions or other factors which may impact the ultimate value realized.

Category of Investment	Investment Strategy	Fair Value Determined Using NAV	Unfunded Commitments	Remaining Term
Funds-of-hedge funds	Global, fixed income, macro, long/short equity, natural resources, systematic, emerging market, European hedge	$ 51,251[1]	n/a	n/a
Hedge funds	Fixed income—developed market, event driven, fixed income—hedge, relative value arbitrage, European hedge	25,460[2]	$20,000	n/a
Private equity funds	Long/short equity	27,927[2]	5,906	Up to 8 years
Private fund	Fixed income, residential and commercial mortgage-backed securities	89,323[2][3]	n/a	6 years, subject to two one-year extensions
Other	Various	2,450[2]	n/a	Various[4]
Total		$196,411	$25,906	

n/a-not applicable
(1) 63% monthly redemption; 37% quarterly redemption, of which 36% is subject to two-year lock-up.
(2) Liquidations are expected over the remaining term.
(3) Redemptions prohibited until November 2012.
(4) 4% remaining term of less than one year; 96% 20-year remaining term.

There are no current plans to sell any of these investments.

4. FIXED ASSETS

The following table reflects the components of fixed assets as of March 31:

	2012	2011
Equipment	**$ 155,173**	$ 200,696
Software	**205,760**	224,026
Leasehold improvements	**242,566**	280,277
Total cost	**603,499**	704,999
Less: accumulated depreciation and amortization	**(364,088)**	(418,294)
Fixed assets, net	**$ 239,411**	$ 286,705

Depreciation and amortization expense related to fixed assets was $74,221, $79,835 and $91,309 for fiscal 2012, 2011 and 2010, respectively. The decrease in the total cost of fixed assets was substantially due to disposals in conjunction with the business streamlining initiative. See additional information regarding Legg Mason's business streamlining initiative in Note 16.

5. INTANGIBLE ASSETS AND GOODWILL

Goodwill and indefinite-life intangible assets are not amortized and the values of identifiable intangible assets are amortized over their useful lives, unless the assets are determined to have indefinite useful lives. Goodwill and indefinite-life intangible assets are analyzed to determine if the fair value of the assets exceeds the book value. Intangible assets subject to amortization are considered for impairment at each reporting period. If the fair value is less than the book value, Legg Mason will record an impairment charge.

The following table reflects the components of intangible assets as of March 31:

	2012	2011
Amortizable asset management contracts		
Cost	**$ 206,411**	$ 208,454
Accumulated amortization	**(172,974)**	(155,136)
Net	**33,437**	53,318
Indefinite-life intangible assets		
Fund management contracts	**3,753,629**	3,753,657
Trade names	**69,800**	69,800
	3,823,429	3,823,457
Intangible assets, net	**$3,856,866**	$3,876,775

As of March 31, 2012, management contracts are being amortized over a weighted-average life of 2.9 years.

Estimated amortization expense for each of the next five fiscal years is as follows:

2013	$14,018
2014	11,835
2015	2,920
2016	2,663
2017	2,001
Thereafter	—
Total	$33,437

The change in indefinite-life intangible assets is attributable to the impact of foreign currency translation. Legg Mason completed its most recent annual impairment tests of indefinite-life intangible assets as of December 31, 2011, and determined that there was no impairment in the value of these assets during fiscal 2012. Legg Mason also determined that no triggering events occurred as of March 31, 2012, that would require further impairment testing. Specific to the $2,502,000 of indefinite-life domestic mutual fund contracts acquired in the Citigroup Asset Management ("CAM") acquisition, principally managed by ClearBridge Advisors LLC and Western Asset Management Company, as of Legg Mason's most recent annual impairment test, its assessed fair value exceeded its carrying value by 5%. Given the current uncertainty regarding future market conditions, should market performance, flows, or related AUM levels decrease in the near term such that cash flow projections deviate from current projections, it is reasonably possible that the asset could be deemed to be impaired by a material amount.

The change in the carrying value of goodwill is summarized below:

	Gross Book Value	Accumulated Impairment	Net Book Value
Balance as of March 31, 2010	$2,477,196	$(1,161,900)	$1,315,296
Impact of excess tax basis amortization	(22,735)	—	(22,735)
Other, including changes in foreign exchange rates	19,091	—	19,091
Balance as of March 31, 2011	2,473,552	(1,161,900)	1,311,652
Impact of excess tax basis amortization	(21,694)	—	(21,694)
Other, including changes in foreign exchange rates	(14,913)	—	(14,913)
Balance as of March 31, 2012	**$2,436,945**	**$(1,161,900)**	**$1,275,045**

Legg Mason completed its most recent annual impairment test of goodwill as of December 31, 2011, and determined that there was no impairment in the value of these assets during fiscal 2012. Legg Mason also determined that no triggering events occurred as of March 31, 2012, that would require further impairment testing.

Legg Mason also recognizes the tax benefit of the amortization of excess tax basis related to the CAM acquisition. In accordance with accounting guidance for income taxes, the tax benefit is recorded as a reduction of goodwill and deferred tax liabilities as the benefit is realized.

6. SHORT-TERM BORROWINGS

Legg Mason maintains a revolving credit facility, which expires in February 2013, with a maximum amount available of $500,000, subject to the covenant discussed in Note 7. As of both March 31, 2012 and 2011, the revolving credit facility rate was LIBOR plus 262.5 basis points and the effective interest rate was 2.9%. The facility rate may change in the future based on changes in Legg Mason's credit ratings or LIBOR rates. As of both March 31, 2012 and 2011, there was $250,000 outstanding under this facility.

This facility has standard financial covenants, including a maximum net debt to EBITDA ratio of 2.5 to 1 and minimum EBITDA to interest ratio of 4.0 to 1. As of March 31, 2012, Legg Mason's net debt to EBITDA ratio was 1.1 to 1 and EBITDA to interest expense ratio was 13.8 to 1. Legg Mason has maintained compliance with the applicable covenants but if it is determined that compliance with these covenants becomes under pressure, a number of actions may be taken, including reducing expenses to increase EBITDA, using available cash to repay all or a portion of the $250,000 outstanding debt subject to these covenants or seeking to negotiate with lenders to modify the terms or to restructure the debt.

See Note 20 for subsequent borrowing of remaining $250,000 available under the revolving credit facility in May 2012.

A subsidiary of Legg Mason maintains a credit line for general operating purposes. The maximum amount that may be borrowed on this credit line is $15,000, subject to the covenant discussed in Note 7. There were no borrowings outstanding under this facility as of March 31, 2012 and 2011.

7. LONG-TERM DEBT

The disclosures below include details of Legg Mason's debt, excluding the debt of CIVs. See Note 18, Variable Interest Entities and Consolidation of Investment Vehicles, for information related to the debt of CIVs.

The accreted value of long-term debt consists of the following:

	2012			2011
	Current Accreted Value	**Unamortized Discount**	**Maturity Amount**	Accreted Value
2.5% convertible senior notes	**$1,127,009**	**$122,991**	**$1,250,000**	$1,087,932
5.6% senior notes from Equity Units	**—**	**—**	**—**	103,039
Other term loans	**9,883**	**—**	**9,883**	10,897
Subtotal	**1,136,892**	**122,991**	**1,259,883**	1,201,868
Less: current portion	**1,278**	**—**	**1,278**	792
Total	**$1,135,614**	**$122,991**	**$1,258,605**	$1,201,076

2.5% Convertible Senior Notes and Related Hedge Transactions

On January 14, 2008, Legg Mason sold $1,250,000 of 2.5% convertible senior notes (the "Notes"). The Notes bear interest at 2.5%, payable semi-annually in cash. Legg Mason is accreting the carrying value to the principal amount at maturity using an imputed interest rate of 6.5% (the effective borrowing rate for nonconvertible debt at the time of issuance) over its expected life of seven years, resulting in additional interest expense for fiscal 2012, 2011 and 2010, of $39,077, $36,688, and $34,445 respectively. The Notes are convertible, if certain conditions are met, at an initial conversion rate of 11.3636 shares of Legg Mason common stock per one thousand dollar principal amount of Notes (equivalent to a conversion price of approximately $88 per share), or a maximum of 14,205 shares, subject to adjustment. Unconverted notes mature at par in January 2015. Upon conversion of a one thousand dollar principal amount note, the holder will receive cash in an amount equal to one thousand dollars or, if less, the conversion value of the note. If the conversion value exceeds the principal amount of the Note at conversion, Legg Mason will also deliver, at its election, cash or common stock or a combination of cash and common stock for the conversion value in excess of one thousand dollars. The amount by which the Notes' if-converted value exceeds the accreted value as of March 31, 2012 (representing a potential loss), is approximately $77,353 using a current interest rate of 4.00%. The agreement governing the issuance of the Notes contains certain covenants for the benefit of the initial purchaser of the Notes, including that no additional debt may be incurred if Legg Mason's gross debt to EBITDA ratio (as defined in the documents) exceeds 2.5 to 1. These covenants may result in the Notes becoming immediately due and payable if the covenants are not met. The leverage covenant was waived to accommodate the Equity Units issuance in May 2008. This waiver expired in June 2011. Legg Mason has maintained compliance with the applicable covenants. As of March 31, 2012, our leverage ratio was 2.7 to 1, thus the covenant prohibits Legg Mason from borrowing additional amounts as of that date.

In connection with the sale of the Notes, on January 14, 2008, Legg Mason entered into convertible note hedge transactions with respect to its common stock (the "Purchased Call Options") with financial institution counterparties ("Hedge Providers"). The Purchased Call Options are exercisable solely in connection with any conversions of the Notes in the event that the market value per share of Legg Mason common stock at the time of exercise is greater than the exercise price of the Purchased Call Options, which is equal to the $88 conversion price of the Notes, subject to adjustment. Simultaneously, in separate transactions Legg Mason also sold to the Hedge Providers warrants to purchase, in the aggregate and subject to adjustment, 14,205 shares of common stock on a net share-settled basis at an exercise price of $107.46 per share of common stock. The Purchased Call Options and warrants are not part of the terms of the Notes and will not affect the holders' rights under the Notes. These hedging transactions had a net cost of approximately $83,000, which was paid from the proceeds of the Notes and recorded as a reduction of additional paid-in capital.

If, when the Notes are converted, the market price per share of Legg Mason common stock exceeds the $88 exercise price of the Purchased Call Options, the Purchased Call Options entitle Legg Mason to receive from the Hedge Providers shares of Legg Mason common stock, cash, or a combination of shares of common stock and cash, that will match the shares or cash Legg Mason must deliver under terms of the Notes. Additionally, if at the same time the market price per share of Legg Mason common stock exceeds the $107.46 exercise price of the warrants, Legg Mason will be required to deliver to the Hedge Providers net shares of common stock, in an amount based on the excess of such market price per share of common stock over the exercise price of the warrants. These transactions effectively increase the conversion price of the Notes to $107.46 per share of common stock. Legg Mason has contractual rights, and, at execution of the related agreements, had the ability to settle its obligations under the conversion feature of the Notes, the Purchased Call Options and warrants, with Legg Mason common stock. Accordingly, these transactions are accounted for as equity, with no subsequent adjustment for changes in the value of these obligations.

5.6% Senior Notes from Equity Units

In May 2008, Legg Mason issued 23,000 Equity Units for $1,150,000, of which approximately $50,000 was used to pay issuance costs. Each unit consisted of a 5% interest in one thousand dollar principal amount of 5.6% senior notes due June 30, 2021, and a detachable contract to purchase a varying number of shares of Legg Mason's common stock for $50 by June 30, 2011. The notes and purchase contracts were separate and distinct instruments, but their terms were structured to simulate a conversion of debt to equity and potentially remarketed debt approximately three years after issuance. The holders' obligations to purchase shares of Legg Mason's common stock were collateralized by their pledge of the notes or other prescribed collateral. In connection with the issuance of the Equity Units, Legg Mason incurred issuance costs of $36,200, of which $27,600 was allocated to the equity component of the Equity Units and recorded as a reduction of Additional paid-in capital. The notes were considered to be mandatorily convertible. For their commitment to purchase shares of Legg Mason's common stock, holders also received quarterly payments, referred to as Contract Adjustment Payments ("CAP"), at a fixed annual rate of 1.4% of the commitment amount over the three-year contract term. Upon issuance of the Equity Units, Legg Mason recognized a liability of approximately $45,800 for the fair value of its obligation (based upon discounted cash flows) to pay unitholders a quarterly contract adjustment payment. This amount also represented the fair value of Legg Mason's commitment under the contract to issue shares of common stock in the future at designated prices, and was recorded as a reduction to Additional paid-in capital. The CAP obligation liability was accreted over the approximate three-year contract term by charges to Interest expense based on a constant rate calculation. Subsequent contract adjustment payments reduced the CAP obligation liability, which as of March 31, 2011, was $168, and was included in Other liabilities on the Consolidated Balance Sheets. Due to the retirement of the remaining Equity Units discussed below, there was no CAP obligation liability as of March 31, 2012.

Each purchase contract obligated Legg Mason to sell a number of newly issued shares of common stock that was based on a settlement rate determined by Legg Mason's stock price at the purchase date. The settlement rate adjusted with the price of Legg Mason stock in a way intended to maintain the original investment value when Legg Mason's common stock was priced between $56.30 and $67.56 per share. The settlement rate was 0.7401 shares of Legg Mason common stock, subject to adjustment, for each Equity Unit if the market value of Legg Mason common stock was at or above $67.56. The settlement rate was 0.8881 shares of Legg Mason common stock, subject to adjustment, for each Equity Unit if the market value of Legg Mason common stock was at or below $56.30. If the market value of Legg Mason common stock was between $56.30 and $67.56, the settlement rate was the number of shares of Legg Mason common stock equal to $50 divided by the market value.

During the September 2009 quarter, Legg Mason completed a tender offer and retired 91% of its outstanding Equity Units (20,939 units) including the extinguishment of $1,050,000 of its outstanding 5.6% senior notes and termination of the related purchase contracts in exchange for the issuance of approximately 18,596 shares of Legg Mason common stock and a payment of approximately $130,870 in cash. The cash payment was allocated between the liability and equity components of the Equity Units based on relative fair values, resulting in a loss on debt extinguishment of approximately $22,040 (including a non-cash charge of approximately $6,355 of accelerated expense of deferred issue costs) and a decrease in additional paid-in capital of approximately $115,186.

The $103,039 of outstanding debt on the remaining 5.6% senior notes was retired on June 30, 2011, as part of a remarketing. Concurrently, Legg Mason issued 1,830 shares of Legg Mason common stock upon the exercise of the purchase contracts from the Equity Units.

Other Term Loans

In fiscal 2006, a subsidiary of Legg Mason entered into a $12,803 term loan agreement to finance an aircraft. The loan bears interest at 5.9%, is secured by the aircraft, and has a maturity date of January 1, 2016. The outstanding balance at March 31, 2012 and 2011, was $8,568, and $9,363, respectively.

As of March 31, 2012, the aggregate maturities of long-term debt, based on their contractual terms, are as follows:

2013	$ 1,278
2014	1,332
2015	1,251,386
2016	5,887
2017	—
Thereafter	—
Total	$1,259,883

See Note 20 for subsequent issuance of $650,000 of 5.5% Senior Notes and repurchase of all $1,250,000 of the Notes in May 2012.

8. INCOME TAXES

The components of income before income tax provision are as follows:

	2012	2011	2010
Domestic	**$257,866**	$230,334	$207,210
Foreign	**45,217**	134,863	122,446
Total	**$303,083**	$365,197	$329,656

The components of income tax expense are as follows:

	2012	2011	2010
Federal	**$54,179**	$ 75,290	$ 78,224
Foreign	**(7,850)**	18,788	14,066
State and local	**25,723**	25,356	26,386
Total income tax provision	**$72,052**	$119,434	$118,676
Current	**$22,860**	$ 39,162	$ 4,729
Deferred	**49,192**	80,272	113,947
Total income tax provision	**$72,052**	$119,434	$118,676

Legg Mason received approximately $580,000 in tax refunds during the June 2009 quarter, primarily attributable to the utilization of $1,600,000 of realized losses incurred in fiscal 2009 on the sale of securities issued by structured investment vehicles. Federal legislation, enacted in November 2009 to temporarily extend the net operating loss carryback period from two to five years enabled Legg Mason to utilize an additional $1,300,000 of net operating loss deductions and, as a result, an additional $459,000 in tax refunds was received in January 2010.

A reconciliation of the difference between the effective income tax rate and the statutory federal income tax rate is as follows:

	2012	2011	2010
Tax provision at statutory U.S. federal income tax rate	**35.0%**	35.0%	35.0%
State income taxes, net of federal income tax benefit(1)	**5.4**	4.9	2.5
Effect of foreign tax rates(1)	**(1.8)**	(5.4)	(3.5)
Effect of loss on Australian restructuring	**(6.0)**	—	—
Changes in U.K. tax rates on deferred tax assets and liabilities	**(6.0)**	(2.5)	—
Net (income) loss attributable to noncontrolling interests	**(1.1)**	0.8	—
Other, net	**(1.7)**	(0.1)	2.0
Effective income tax rate	**23.8%**	32.7%	36.0%

(1) State income taxes include changes in valuation allowances, net of the impact on deferred tax assets of changes in state apportionment factors and planning strategies. The effect of foreign tax rates also includes changes in valuation allowances.

During the quarter ended September 30, 2010, the U.K. Finance (No. 2) Act 2010 was enacted, which reduced the main U.K. corporate tax rate from 28% to 27%. In July 2011, The U.K. Finance Act 2011 (the "Act") was enacted. The Act further reduced the main U.K. corporate tax rate from 27% to 26% effective April 1, 2011, and from 26% to 25% effective April 1, 2012. The reductions in the U.K. corporate tax rate resulted in tax benefits of $18,268 and $8,878, recognized in fiscal 2012 and 2011, respectively, as a result of the revaluation of deferred tax assets and liabilities at the new rates. In addition, during the year ended March 31, 2012, Legg Mason recorded $18,254 of tax benefits related to a restructuring of our Australian business.

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the Consolidated Balance Sheets. These temporary differences result in taxable or deductible amounts in future years. A summary of Legg Mason's deferred tax assets and liabilities are as follows:

	2012	2011
DEFERRED TAX ASSETS		
Accrued compensation and benefits	**$ 125,797**	$129,320
Accrued expenses	**62,410**	46,650
Operating loss carryforwards	**397,013**	375,703
Capital loss carryforwards	**46,244**	44,475
Convertible debt obligations	**4,951**	4,609
Foreign tax credit carryforward	**59,871**	45,119
Federal benefit of uncertain tax positions	**17,602**	17,451
Mutual fund launch costs	**14,476**	102
Net unrealized losses from investments	**5,327**	2,590
Other	**18,119**	6,844
Deferred tax assets	**751,810**	672,863
Valuation allowance	**(102,722)**	(94,541)
Deferred tax assets after valuation allowance	**$ 649,088**	$578,322

	2012	2011
DEFERRED TAX LIABILITIES		
Basis differences, principally for intangible assets and goodwill	**$196,611**	$229,879
Depreciation and amortization	**431,280**	295,699
Other	**3,667**	4,369
Deferred tax liabilities	**631,558**	529,947
Net deferred tax asset	**$ 17,530**	$ 48,375

Certain tax benefits associated with Legg Mason's employee stock plans are recorded directly in Stockholders' Equity. No tax benefit was recorded to equity in fiscal 2012, 2011 or 2010, due to the net operating loss position of the Company. As of March 31, 2012, an additional $6,700 of net operating loss will be recognized as an increase in Stockholders' Equity when ultimately realized.

In connection with the completion and filing of its fiscal 2010 federal tax return in December 2010, Legg Mason recorded a net additional tax benefit of approximately $36,000 in fiscal 2011 with respect to the Equity Unit extinguishment that occurred in fiscal 2010. The tax benefit increased Additional paid-in capital in a manner consistent with the fiscal 2010 allocation of the extinguishment payment.

Legg Mason has various loss carryforwards that may provide future tax benefits. Related valuation allowances are established in accordance with accounting guidance for income taxes, if it is management's opinion that it is more likely than not that these benefits will not be realized. Substantially all of Legg Mason's deferred tax assets relate to U.S. and U.K. taxing jurisdictions. As of March 31, 2012, U.S. federal deferred tax assets aggregated $717,552, realization of which is expected to require approximately $4,120,000 of future U.S. earnings, approximately $169,000 of which must be in the form of foreign source income. Based on estimates of future taxable income, using assumptions consistent with those used in Legg Mason's goodwill impairment testing, it is more likely than not that current federal tax benefits relating to net operating losses are realizable and no valuation allowance is necessary at this time. With respect to those resulting from foreign tax credits, it is more likely than not that tax benefits relating to $10,370 of foreign tax credits will not be realized and a valuation allowance of $3,411 was established in fiscal 2012. While tax planning may enhance Legg Mason's tax positions, the realization of these current tax benefits is not dependent on any significant tax strategies. As of March 31, 2012, U.S. state deferred tax assets aggregated $236,675. Due to limitations on net operating loss and capital loss carryforwards and, taking into consideration certain state tax planning strategies, a valuation allowance was established for the state capital loss and net operating loss benefits in certain jurisdictions. An additional valuation allowance of $12,076 was recorded for fiscal 2012. Due to the uncertainty of future state apportionment factors and future effective state tax rates, the value of state net operating loss benefits ultimately realized may vary. A net release of $7,306 in fiscal 2012 of the full valuation allowance on foreign deferred tax assets related to various jurisdictions, primarily the U.K. and Japan. To the extent the analysis of the realization of deferred tax assets relies on deferred tax liabilities, Legg Mason has considered the timing, nature and jurisdiction of reversals, as well as, future increases relating to the tax amortization of goodwill and indefinite-life intangible assets.

The following deferred tax assets and valuation allowances relating to carryforwards have been recorded at March 31, 2012 and 2011, respectively.

	2012	2011	**Expires Beginning after Fiscal Year**
Deferred tax assets			
U.S. federal net operating losses	**$219,984**	$203,971	2029
U.S. federal capital losses	**74**	74	2015
U.S. federal foreign tax credits	**59,871**	45,119	2015
U.S. state net operating losses[1][2]	**151,772**	143,542	2015
U.S. state capital losses	**39,046**	36,675	2015
Non-U.S. net operating losses	**25,257**	28,190	2011
Non-U.S. capital losses	**7,124**	7,726	n/a
Total deferred tax assets for carryforwards	**$503,128**	$465,297	
Valuation allowances			
U.S. federal capital losses	**$ 74**	$ 74	
U.S. federal foreign tax credits	**6,542**	3,131	
U.S. state net operating losses	**23,911**	14,206	
U.S. state capital losses	**39,046**	36,675	
Non-U.S. net operating losses	**22,956**	28,190	
Non-U.S. capital losses	**7,124**	7,726	
Valuation allowances for carryforwards	**99,653**	90,002	
Non-U.S. other deferred assets	**3,069**	4,539	
Total valuation allowances	**$102,722**	$ 94,541	

(1) Substantially all of the U.S. state net operating losses carryforward through fiscal 2029.

(2) Due to potential for change in the factors relating to apportionment of income to various states, the Company's effective state tax rates are subject to fluctuation which will impact the value of the Company's deferred tax assets, including net operating losses, and could have a material impact on the future effective tax rate of the Company.

Legg Mason had total gross unrecognized tax benefits of approximately $90,831, $77,653 and $51,027 as of March 31, 2012, 2011 and 2010, respectively. Of these totals, approximately $62,400, $53,500 and $40,600, respectively, (net of the federal benefit for state tax liabilities) are the amounts of unrecognized benefits which, if recognized, would favorably impact future income tax provisions and effective tax rates.

A reconciliation of the beginning and ending amount of unrecognized gross tax benefits for the years ended March 31, 2012, 2011 and 2010, is as follows:

	2012	2011	2010
Balance, beginning of year	**$77,653**	$51,027	$43,662
Additions based on tax positions related to the current year	**9,822**	1,361	2,830
Additions for tax positions of prior years	**10,668**	34,959	12,664
Reductions for tax positions of prior years	**(3,575)**	(6,107)	(5,846)
Decreases related to settlements with taxing authorities	**(3,185)**	(2,667)	(515)
Expiration of statute of limitations	**(552)**	(920)	(1,768)
Balance, end of year	**$90,831**	$77,653	$51,027

Although management cannot predict with any degree of certainty the timing of ultimate resolution of matters under review by various taxing jurisdictions, it is reasonably possible that the Company's gross unrecognized tax benefits balance may change within the next twelve months by up to $20,500 as a result of the expiration of statutes of limitation and the completion of tax authorities' exams.

The Company accrues interest related to unrecognized tax benefits in interest expense and recognizes penalties in other operating expense. During the years ended March 31, 2012, 2011 and 2010, the Company recognized approximately $1,300, $3,000, and $2,200, respectively, which was substantially all interest. At March 31, 2012, 2011 and 2010, Legg Mason had approximately $10,000, $9,000, and $6,000, respectively, accrued for interest and penalties on tax contingencies in the Consolidated Balance Sheets.

Legg Mason is under examination by the Internal Revenue Service and other tax authorities in various states. The following tax years remain open to income tax examination for each of the more significant jurisdictions where Legg Mason is subject to income taxes: after fiscal 2005 for U.S. federal; after fiscal 2005 for the United Kingdom; after fiscal 2003 for the state of California; after fiscal 2005 for the state of New York; and after fiscal 2008 for the states of Connecticut, Maryland and Massachusetts. The Company does not anticipate making any significant cash payments with the settlement of these audits in excess of amounts that have been reserved.

In a prior year, Legg Mason initiated plans to repatriate accumulated earnings of approximately $225,000, of which approximately $100,000 has been repatriated as of March 31, 2012. Legg Mason currently intends to repatriate $100,000 to $150,000 of foreign earnings to create foreign source income in order to utilize foreign tax credits that may otherwise expire unutilized. No further repatriation of accumulated prior period foreign earnings beyond the above range is currently planned, however, Legg Mason may repatriate future earnings.

Except as noted above, Legg Mason intends to permanently reinvest cumulative undistributed earnings of its non-U.S. subsidiaries in non-U.S. operations. Accordingly, no U.S. federal income taxes have been provided for the undistributed earnings to the extent that they are permanently reinvested in Legg Mason's non-U.S. operations. It is not practical at this time to determine the income tax liability that would result upon repatriation of the earnings.

9. COMMITMENTS AND CONTINGENCIES

Legg Mason leases office facilities and equipment under non-cancelable operating leases, and also has multi-year agreements for certain services. These leases and service agreements expire on varying dates through fiscal 2026. Certain leases provide for renewal options and contain escalation clauses providing for increased rentals based upon maintenance, utility and tax increases.

As of March 31, 2012, the minimum annual aggregate rentals under operating leases and service agreements are as follows:

2013	$ 148,202
2014	118,146
2015	107,880
2016	96,379
2017	87,710
Thereafter	489,268
Total	$1,047,585

The minimum rental commitments shown above have not been reduced by $148,775 for minimum sublease rentals to be received in the future under non-cancelable subleases, of which approximately 51% is due from one counterparty. If a sub-tenant defaults on a sublease, Legg Mason may incur operating charges to reflect expected future sublease rentals at reduced amounts, as a result of the current commercial real estate market.

The above minimum rental commitments include $931,703 in real estate and equipment leases and $115,882 in service and maintenance agreements.

Included in the table above is $37,858 in commitments related to space that has been vacated, but for which subleases are being pursued. A lease liability was adjusted in fiscal 2012 and 2011, to reflect the present value of the excess existing lease obligations over the estimated sublease income and related costs. The lease liability takes into consideration various assumptions, including the amount of time it will take to secure a sublease agreement and prevailing rental rates in the applicable real estate markets. These, and other related costs incurred during fiscal 2012 and 2011, primarily related to Legg Mason's business streamlining initiative, aggregated $13,375 and $2,587, respectively.

The following table reflects rental expense under all operating leases and servicing agreements.

	2012	2011	2010
Rental expense	**$140,285**	$137,072	$137,771
Less: sublease income	**14,310**	10,848	8,573
Net rent expense	**$125,975**	$126,224	$129,198

Legg Mason recognizes rent expense ratably over the lease period based upon the aggregate lease payments. The lease period is determined as the original lease term without renewals, unless and until the exercise of lease renewal options is reasonably assured, and also includes any period provided by the landlord as a "free rent" period. Aggregate lease payments include all rental payments specified in the contract, including contractual rent increases, and are reduced by any lease incentives received from the landlord, including those used for tenant improvements.

As of March 31, 2012 and 2011, Legg Mason had commitments to invest approximately $36,653 and $23,381, respectively, in limited partnerships that make private investments. These commitments are expected to be funded as required through the end of the respective investment periods ranging through fiscal 2018.

In the normal course of business, Legg Mason enters into contracts that contain a variety of representations and warranties and that provide general indemnifications. Legg Mason's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against Legg Mason that have not yet occurred.

Legg Mason has been the subject of customer complaints and has also been named as a defendant in various legal actions arising primarily from securities brokerage, asset management and investment banking activities, including certain class actions, which primarily allege violations of securities laws and seek unspecified damages, which could be substantial. In the normal course of its business, Legg Mason has also received subpoenas and is currently involved in governmental and self-regulatory agency inquiries, investigations and, from time to time, proceedings involving asset management activities. In accordance with guidance for accounting for contingencies, Legg Mason has established provisions for estimated losses from pending complaints, legal actions, investigations and proceedings when it is probable that a loss has been incurred and a reasonable estimate of loss can be made.

In a transaction with Citigroup in December 2005, Legg Mason transferred to Citigroup the subsidiaries that constituted its Private Client/Capital Markets ("PC/CM") businesses, thus transferring the entities that would have primary liability for most of the customer complaint, litigation and regulatory liabilities and proceedings arising from those businesses. However, as part of that transaction, Legg Mason agreed to indemnify Citigroup for most customer complaint, litigation and regulatory liabilities of Legg Mason's former PC/CM businesses that result from pre-closing events. While the ultimate resolution of these matters cannot be currently determined based on current information, after consultation with legal counsel, management believes that any accrual or range of reasonably possible losses as of March 31, 2012 and 2011 is not material. Similarly, although Citigroup transferred to Legg Mason the entities that would be primarily liable for most customer complaint, litigation and regulatory liabilities and proceedings of the CAM business, Citigroup has agreed to indemnify Legg Mason for most customer complaint, litigation and regulatory liabilities of the CAM business that result from pre-closing events.

The ultimate resolution of other matters cannot be currently determined. In the opinion of management and after consultation with legal counsel, due to the preliminary nature of certain of these matters, Legg Mason is currently unable to estimate the amount or range of potential losses from these matters, and Legg Mason's financial condition, results of operations and cash flows could be materially affected during a period in which a matter is ultimately resolved. In addition, the ultimate costs of litigation-related charges can vary significantly from period-to-period, depending on factors such as market conditions, the size and volume of customer complaints and claims, including class action suits, and recoveries from indemnification, contribution or insurance reimbursement.

One of Legg Mason's asset management subsidiaries was named as the defendant in a lawsuit filed by a former institutional client in late August 2011. The complaint alleges breach of contract and breach of fiduciary duty arising from investments in the former client's account allegedly being inconsistent with the account's objectives, and seeks damages in excess of $90,000. Legg Mason believes that the claims are without merit and intends to defend the matter vigorously. During the third quarter of fiscal year 2012, the subsidiary filed a motion to dismiss, which has not yet been ruled upon by the court. Discovery in the case is ongoing, and a pretrial conference is currently scheduled for April 2013. Because of the preliminary status of the matter, Legg Mason cannot estimate the possible loss or range of loss from this matter, if any. In addition, although Legg Mason believes that this matter would likely be covered by insurance policies that may substantially mitigate the amount of any eventual loss, as is not unusual with litigation at this point in the process, there can be no assurance that the action will not have a material effect on Legg Mason's financial position, results of operations or cash flows.

As of March 31, 2012 and 2011, Legg Mason's liability for losses and contingencies was $200 and $500, respectively. During fiscal 2012, 2011 and 2010, Legg Mason recorded litigation related charges of approximately $1,000, $2,500, and $21,200, respectively. The charge in fiscal 2010 primarily represents a $19,000 accrual for an affiliate investor settlement, which was settled during fiscal 2011. During fiscal 2012, 2011 and 2010, the liability was reduced for settlement payments of approximately $1,300, $23,500, and $1,500, respectively.

10. EMPLOYEE BENEFITS

Legg Mason, through its subsidiaries, maintains various defined contribution plans covering substantially all employees. Through its primary plan, Legg Mason can make two types of discretionary contributions. One is a profit sharing contribution to eligible Plan participants based on a percentage of qualified compensation and the other is a 50% match of employee 401(k) contributions up to 6% of employee compensation with a maximum of five thousand dollars per year. Profit sharing and matching contributions amounted to $22,336 and $22,739 in fiscal 2012 and 2011, respectively. In addition, employees can make voluntary contributions under certain plans.

11. CAPITAL STOCK

At March 31, 2012, the authorized numbers of common and preferred shares were 500,000 and 4,000, respectively. At March 31, 2012 and 2011, there were 19,275 and 14,557 shares of common stock, respectively, reserved for issuance under Legg Mason's equity plans. As of March 31, 2010, 1,099 common shares were reserved for exchangeable shares issued in connection with the acquisition of Legg Mason Canada Inc. Exchangeable shares were exchangeable at any time by the holder on a one-for-one basis into shares of Legg Mason's common stock and were included in basic shares outstanding. In May 2010, all outstanding exchangeable shares were converted into shares of Legg Mason common stock.

On May 10, 2010, Legg Mason announced that its Board of Directors replaced its existing stock buyback authority with the authority to purchase up to $1 billion worth of Legg Mason common stock. There is no expiration date attached to this authorization. During fiscal 2012, Legg Mason purchased and retired 13,597 shares of its common stock for $400,266 through open market purchases. During fiscal 2011, Legg Mason purchased and retired 14,552 shares of its common stock for $445,465 through accelerated share repurchase ("ASR") agreements and open market purchases. The remaining balance of the authorized stock buyback is $154,938.

As discussed in Note 7, in May 2008, Legg Mason issued $1,150,000 of Equity Units, each unit consisting of a 5% interest in one thousand dollar principal amount of senior notes due June 30, 2021, and a purchase contract committing the holder to purchase shares of Legg Mason's common stock by June 30, 2011. During fiscal 2010, Legg Mason issued approximately 18,596 shares through the Equity Unit tender offer in exchange for 91% of the outstanding Equity Units. During fiscal 2012, Legg Mason issued 1,830 shares of Legg Mason common stock upon the exercise of the purchase contracts from the remaining Equity Units and the senior notes from the Equity Units were retired in a remarketing. As also discussed in Note 7, in January 2008, Legg Mason issued $1,250,000 of 2.5% contingent convertible senior notes, which, if certain conditions are met, could result in the issuance of a maximum of approximately 14,205 shares of Legg Mason common stock, subject to adjustment.

Changes in common stock and shares exchangeable into common stock for the three years ended March 31, 2012, 2011 and 2010, are as follows:

	Years Ended March 31,		
	2012	2011	2010
COMMON STOCK			
Beginning balance	**150,219**	161,439	141,853
Shares issued for:			
Stock option exercises and other stock-based compensation	**172**	638	72
Deferred compensation trust	**68**	75	133
Deferred compensation	**1,182**	1,520	662
Exchangeable shares	**—**	1,099	123
Shares repurchased and retired	**(13,597)**	(14,552)	—
Equity Units exchange	**1,830**	—	18,596
Ending balance	**139,874**	150,219	161,439
SHARES EXCHANGEABLE INTO COMMON STOCK			
Beginning balance	**—**	1,099	1,222
Exchanges	**—**	(1,099)	(123)
Ending balance	**—**	—	1,099

Dividends declared per share were $0.32, $0.20, and $0.12 for fiscal 2012, 2011 and 2010, respectively. Dividends declared but not paid at March 31, 2012, 2011 and 2010, were $11,493, $8,990, and $4,844, respectively, and are included in Other current liabilities.

12. STOCK-BASED COMPENSATION

Legg Mason's stock-based compensation includes stock options, employee stock purchase plans, restricted stock awards and units, performance shares payable in common stock, and deferred compensation payable in stock. Effective July 26, 2011, the number of shares authorized to be issued under Legg Mason's active equity incentive stock plan was increased by 6,500 to 41,500. Shares available for issuance as of March 31, 2012, were 13,134. Options under Legg Mason's employee stock plans have been granted at prices not less than 100% of the fair market value. Options are generally exercisable in equal increments over four to five years and expire within eight to ten years from the date of grant.

Compensation expense relating to stock options for the years ended March 31, 2012, 2011 and 2010, was $14,076, $19,926 and $17,281 respectively. The related income tax benefit for the years ended March 31, 2012, 2011 and 2010, was $5,539, $7,718 and $6,221, respectively.

Stock option transactions under Legg Mason's equity incentive plans during the years ended March 31, 2012, 2011 and 2010, respectively, are summarized below:

	Number of Shares	Weighted-Average Exercise Price Per Share
Options outstanding at March 31, 2009	5,554	$64.09
Granted	1,457	26.82
Exercised	(72)	25.40
Canceled/forfeited	(885)	49.24
Options outstanding at March 31, 2010	6,054	57.75
Granted	729	33.12
Exercised	(634)	21.85
Canceled/forfeited	(730)	48.94
Options outstanding at March 31, 2011	5,419	59.82
Granted	810	33.99
Exercised	(117)	25.32
Canceled/forfeited	(488)	48.80
Options outstanding at March 31, 2012	**5,624**	**$57.78**

The total intrinsic value of options exercised during the years ended March 31, 2012, 2011 and 2010, was $398, $6,977, and $229, respectively. At March 31, 2012, the aggregate intrinsic value of options outstanding was $1,715.

The following information summarizes Legg Mason's stock options outstanding at March 31, 2012:

Exercise Price Range	Option Shares Outstanding	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Life (in years)
$ 12.65–$ 25.00	86	$ 14.82	4.4
25.01– 35.00	3,284	31.61	5.6
35.01– 94.00	304	55.65	0.6
94.01– 100.00	550	95.19	2.3
100.01– 134.97	1,400	107.56	2.2
	5,624		

At March 31, 2012, 2011 and 2010, options were exercisable on 3,334, 2,860, and 2,810 shares, respectively, and the weighted-average exercise prices were $73.60, $77.20, and $73.57, respectively. Stock options exercisable at March 31, 2012, have a weighted-average remaining contractual life of 2.9 years. At March 31, 2012, the aggregate intrinsic value of options exercisable was $934.

The following information summarizes Legg Mason's stock options exercisable at March 31, 2012:

Exercise Price Range	Option Shares Exercisable	Weighted-Average Exercise Price Per Share
$ 12.65–$ 25.00	51	$ 14.73
25.01– 35.00	1,134	31.13
35.01– 94.00	304	55.65
94.01– 100.00	550	95.19
100.01– 134.97	1,295	108.11
	3,334	

The following information summarizes unvested stock options under Legg Mason's equity incentive plans for the year ended March 31, 2012:

	Number of Shares	Weighted-Average Grant Date Fair Value
Shares unvested at March 31, 2011	2,559	$15.89
Granted	810	13.13
Vested[1]	(961)	17.84
Canceled/forfeited	(118)	14.78
Shares unvested at March 31, 2012	**2,290**	**$14.00**

(1) Stock options granted prior to fiscal 2011 vest in July each year; beginning in fiscal 2011, stock options granted vest in May each year.

Unamortized compensation cost related to unvested options at March 31, 2012, was $22,843 and is expected to be recognized over a weighted-average period of 1.7 years.

Cash received from exercises of stock options under Legg Mason's equity incentive plans was $2,851, $12,094, and $1,829 for the years ended March 31, 2012, 2011 and 2010, respectively. The tax benefit expected to be realized for the tax deductions from these option exercises totaled $47, $2,645, and $73 for the years ended March 31, 2012, 2011, and 2010, respectively.

The weighted-average fair value of stock options granted in fiscal 2012, 2011 and 2010, using the Black-Scholes option pricing model, was $13.13, $14.32, and $12.09 per share, respectively.

The following weighted-average assumptions were used in the model for grants in fiscal 2012, 2011 and 2010:

	2012	2011	2010
Expected dividend yield	**1.39%**	1.39%	1.45%
Risk-free interest rate	**1.95%**	2.37%	2.86%
Expected volatility	**47.16%**	52.64%	55.26%
Expected lives (in years)	**5.12**	5.18	5.17

Legg Mason uses an equally weighted combination of both implied and historical volatility to measure expected volatility for calculating Black-Scholes option values.

Legg Mason has a qualified Employee Stock Purchase Plan covering substantially all U.S. employees. Shares of common stock are purchased in the open market on behalf of participating employees, subject to a 4,500 total share limit under the plan. Purchases are made through payroll deductions and Legg Mason provides a 10% contribution towards purchases, which is charged to earnings. During the fiscal years ended March 31, 2012, 2011 and 2010, approximately 107, 102, and 147 shares, respectively, have been purchased in the open market on behalf of participating employees. In fiscal 2012, 2011 and 2010, Legg Mason recognized $267, $286, and $313, respectively, in compensation expense related to the stock purchase plan.

On January 28, 2008, the Compensation Committee of Legg Mason approved grants to senior officers of 120 market-based performance shares, of which 100 remain outstanding, that upon vesting, subject to certain conditions, are distributed as shares of common stock. The grants will vest ratably on January 28 of each of the five years following the grant date, upon attaining the service criteria and the stock price hurdles beginning at $77.97 in year one and ending at $114.15 in year five.

The weighted-average fair value per share for these awards of $11.81 was estimated as of the grant date using a grant price of $70.88, and a Monte Carlo option-pricing model with the following assumptions:

Expected dividend yield	1.33%
Risk-free interest rate	3.30%
Expected volatility	36.02%

Restricted stock and restricted stock unit transactions during the years ended March 31, 2012, 2011 and 2010, respectively, are summarized below:

	Number of Shares	Weighted-Average Grant Date Value
Unvested shares at March 31, 2009	1,341	$51.26
Granted	786	22.35
Vested	(467)	58.83
Canceled/forfeited	(55)	53.37
Unvested shares at March 31, 2010	1,605	34.80
Granted	1,867	33.02
Vested	(617)	38.62
Canceled/forfeited	(218)	30.42
Unvested shares at March 31, 2011	2,637	33.01
Granted	1,370	33.48
Vested	(1,075)	31.49
Canceled/forfeited	(59)	32.68
Unvested shares at March 31, 2012	**2,873**	**$33.83**

The restricted stock and restricted stock unit awards were non-cash transactions. In fiscal 2012, 2011 and 2010, Legg Mason recognized $32,826, $35,770, and $27,233, respectively, in compensation expense and related tax benefits of $12,705, $13,854, and $9,804, respectively, for restricted stock and restricted stock unit awards. Unamortized compensation cost related to unvested restricted stock and restricted stock unit awards for 2,873 shares not yet recognized at March 31, 2012, was $63,196 and is expected to be recognized over a weighted-average period of 1.7 years.

Legg Mason also has an equity plan for non-employee directors. Under the equity plan, directors may elect to receive shares of stock or restricted stock units. Prior to a July 19, 2007 amendment to the Plan, directors could also elect to receive stock options. Options granted under the old plan are immediately exercisable at a price equal to the market value of the shares on the date of grant and have a term of not more than ten years. In fiscal 2012, 2011 and 2010, Legg Mason recognized expense of $1,375, $1,425, and $1,575, respectively, for awards under this plan. Shares, options, and restricted stock units issuable under the equity plan are limited to 625 shares in aggregate, of which 276 shares were issued under the plan as of March 31, 2012. At March 31, 2012, non-employee directors held 184 stock options, which are included in the outstanding options presented in the table above. As of March 31, 2012, non-employee directors held 74 restricted stock units, which vest on the grant date and are, therefore, not included in the unvested shares of restricted stock and restricted stock units in the table above. During the year ended March 31, 2012, non-employee directors did not exercise any stock options and no restricted stock units were distributed. There were 12 restricted stock units and 31 shares of common stock granted during fiscal 2012. There were 36 stock options and no restricted stock units canceled or forfeited during fiscal 2012.

During fiscal 2012, Legg Mason established a long-term incentive plan (the "LTIP") under its equity incentive plan, which provides an additional element of compensation that is based on performance. Under the LTIP, executive officers were granted cash value performance units in the June 2011 quarter that will vest at the end of a three year period based upon Legg Mason's cumulative adjusted earnings per share over the period. Awards granted under the LTIP may be settled in cash and/or shares of Legg Mason common stock, at the discretion of Legg Mason. The estimated amount of the award, if any, would be expensed over the vesting period based on a probability assessment of the expected outcome under the LTIP provisions.

Deferred compensation payable in shares of Legg Mason common stock has been granted to certain employees in an elective plan. The vesting in the plan is immediate and the plan provides for discounts of up to 10% on contributions and dividends. There are 5,792 additional shares reserved for future issuance under the plan. In fiscal 2012, 2011 and 2010, Legg Mason recognized $191, $263, and $176, respectively, in compensation expense related to this plan. During fiscal 2012, 2011 and 2010, Legg Mason issued 68, 77, and 128 shares, respectively, under the plan with a weighted-average fair value per share at the grant date of $27.05, $28.38, and $22.53, respectively.

Legg Mason has issued shares in connection with certain deferred compensation plans that are held in rabbi trusts. Assets of rabbi trusts are consolidated with those of the employer, and the value of the employer's stock held in the rabbi trusts is classified in stockholders' equity and accounted for in a manner similar to treasury stock. Therefore, the shares Legg Mason has issued to its rabbi trusts and the corresponding liability related to the deferred compensation plans are presented as components of stockholders' equity as Employee stock trust and Deferred compensation employee stock trust, respectively. Shares held by the trusts at March 31, 2012, 2011 and 2010, were 690, 706 and 653, respectively.

As part of the Company's streamlining initiative, as further discussed in Note 16, the employment of certain recipients of stock option and restricted stock awards has been terminated. The termination benefits extended to these employees included accelerated vesting of any portion of their equity incentive awards that would not have vested by January 1, 2012, under the original terms of the awards. During fiscal 2011, the portion of the awards subject to accelerated vesting was revalued and was expensed over the new vesting period, the impact of which is included above. Also in connection with the restructuring initiative, the departure of an executive officer in December 2010, resulted in the accelerated vesting of a portion of certain equity incentive awards, the impact of which is also included above.

13. EARNINGS PER SHARE

Basic EPS is calculated by dividing Net income attributable to Legg Mason, Inc. by the weighted-average number of shares outstanding. The calculation of weighted-average shares includes common shares, shares exchangeable into common stock and unvested restricted shares deemed to be participating securities. Diluted EPS is similar to basic EPS, but adjusts for the effect of potentially issuable common shares, except when inclusion is antidilutive.

During fiscal 2012, Legg Mason purchased and retired 13,597 shares of its common stock for $400,266, through open market purchases. During fiscal 2011, Legg Mason purchased and retired 14,552 shares of its common stock for $445,465, through ASR agreements and open market purchases. These repurchases reduced weighted-average shares outstanding by 9,716 and 9,088 shares for the years ended March 31, 2012 and 2011, respectively.

In June 2011, Legg Mason issued 1,830 shares of common stock upon the exercise of purchase contracts on the remaining Equity Units. Of these shares, 1,380 shares are included in weighted-average shares outstanding for the year ended March 31, 2012.

In August 2009, Legg Mason issued 18,596 shares of common stock through the Equity Units tender offer. Of these shares, 11,565 shares are included in the weighted-average shares outstanding for the year ended March 31, 2010.

The following table presents the computations of basic and diluted EPS:

	Years Ended March 31,		
	2012	2011	2010
Weighted-average basic shares outstanding	**143,292**	155,321	153,715
Potential common shares:			
Employee stock options	**57**	163	56
Shares related to deferred compensation	**—**	—	455
Shares issuable upon payment of contingent consideration	**—**	—	1,136
Weighted-average diluted shares	**143,349**	155,484	155,362
Net income	**$231,031**	$245,763	$210,980
Less: Net income (loss) attributable to noncontrolling interests	**10,214**	(8,160)	6,623
Net income attributable to Legg Mason, Inc.	**$220,817**	$253,923	$204,357
Net income per Share attributable to Legg Mason, Inc. common shareholders			
Basic	**$ 1.54**	$ 1.63	$ 1.33
Diluted	**$ 1.54**	$ 1.63	$ 1.32

The diluted EPS calculations for the years ended March 31, 2012, 2011 and 2010, exclude any potential common shares issuable under the convertible 2.5% senior notes, and for the years ended March 31, 2011 and 2010, exclude any potential common shares issuable under the convertible Equity Units, because the market price of Legg Mason common stock had not exceeded the price at which conversion under either instrument would be dilutive using the treasury stock method.

Options to purchase 5,239, 5,204, and 5,130 shares for the fiscal years ended March 31, 2012, 2011 and 2010, respectively, were not included in the computation of diluted earnings per share because the presumed proceeds from exercising such options, including related income tax benefits, exceed the average price of the common shares for the fiscal year and therefore the options are deemed antidilutive. Also at March 31, 2012, 2011 and 2010, warrants issued in connection with the convertible note hedge transactions described in Note 7 are excluded from the calculation of diluted earnings per share because the effect would be antidilutive.

14. ACCUMULATED OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income includes cumulative foreign currency translation adjustments and net of tax, gains and losses on investment securities. The change in the accumulated translation adjustments for fiscal 2012 and 2011, primarily resulted from the impact of changes in the Brazilian real, the Polish zloty, the Australian dollar, the Japanese yen, the British pound, and the Singapore dollar in relation to the U.S. dollar on the net assets of Legg Mason's subsidiaries in Brazil, Poland, Australia, Japan, the United Kingdom, and Singapore, for which the real, the zloty, the Australian dollar, the yen, the pound, and the Singapore dollar are the functional currencies, respectively.

A summary of Legg Mason's accumulated other comprehensive income as of March 31, 2012 and 2011, is as follows:

	2012	2011
Foreign currency translation adjustment	**$71,204**	$93,302
Unrealized gains on investment securities, net of tax provision of $179 and $39, respectively	**268**	59
Total	**$71,472**	$93,361

15. DERIVATIVES AND HEDGING

The disclosures below detail Legg Mason's derivatives and hedging excluding the derivatives and hedging of CIVs. See Note 18, Variable Interest Entities and Consolidation of Investment Vehicles, for information related to the derivatives and hedging of CIVs.

Legg Mason uses currency forwards to economically hedge the risk of movements in exchange rates, primarily between the U.S. dollar, euro, Canadian dollar, Japanese yen, Singapore dollar, Brazilian real, British pound, and Australian dollar. In the Consolidated Balance Sheets, Legg Mason nets the fair value of certain foreign currency forwards executed with the same counterparty where Legg Mason has both the legal right and intent to settle the contracts on a net basis.

Legg Mason also uses market hedges on certain seed capital investments by entering into futures contracts to sell index funds that benchmark the hedged seed capital investments. Open futures contracts required cash collateral of $1,919 and $7,099 as of March 31, 2012 and 2011, respectively.

The following table presents the fair values as of March 31, 2012 and 2011, of derivative instruments not designated for accounting purposes as hedging instruments, classified as Other assets and Other liabilities:

	2012		2011	
	Assets	**Liabilities**	Assets	Liabilities
Currency forward contracts	**$38**	**$685**	$1,112	$1,633
Futures contracts	**46**	**201**	57	1,487
Total	**$84**	**$886**	$1,169	$3,120

The following table presents gains (losses) recognized on derivative instruments for the years ended March 31, 2012 and 2011:

	Income Statement Classification	2012 Gains	2012 Losses	2011 Gains	2011 Losses
Currency forward contracts for:					
Operating activities	Other expense	**$ 5,604**	**$(3,159)**	$4,943	$ (6,094)
Seed capital investments	Other non-operating income (expense)	**431**	**(351)**	123	(355)
Futures contracts	Other non-operating income (expense)	**5,684**	**(4,560)**	1,652	(7,146)
Total		**$11,719**	**$(8,070)**	$6,718	$(13,595)

16. RESTRUCTURING

In May 2010, Legg Mason announced a plan to streamline its business model to drive increased profitability and growth that primarily involved transitioning certain shared services to its investment affiliates which are closer to actual client relationships. This plan involved headcount reductions in operations, technology, and other administrative areas, which were partially offset by headcount increases at the affiliates, and enabled Legg Mason to eliminate a portion of its corporate office space that was primarily dedicated to operations and technology employees. The initiative was complete as of March 31, 2012.

This initiative involved transition-related costs, primarily comprised of charges for employee termination benefits and retention incentives during the transition period, recorded in Transition-related compensation in the Consolidated Statements of Income. The transition-related costs also involved other costs, including charges for consolidating leased office space, early contract terminations, asset disposals, and professional fees, recorded in the appropriate operating expense classifications. Total transition-related costs were $127,500 through March 31, 2012. Charges for transition-related costs were $73,066 and $54,434 for the years ended March 31, 2012 and 2011, respectively, which primarily represent costs for severance and retention incentives.

The table below presents a summary of changes in the transition-related liability from the initiation of the restructuring plan through March 31, 2012, including non-cash charges, such as asset write-offs and stock-based compensation expense, and cumulative charges incurred to date:

	Severance and retention incentives	Other	Total
Balance as of March 31, 2010	$ —	$ —	$ —
Accrued charges	35,487	6,160	41,647
Payments	(12,276)	(325)	(12,601)
Balance as of March 31, 2011	23,211	5,835	29,046
Accrued charges	29,096	25,916[1]	55,012
Payments	(51,140)	(16,121)	(67,261)
Balance as of March 31, 2012	**$ 1,167**	**$ 15,630**	**$ 16,797**
Non-cash charges[2]			
Year ended March 31, 2011	$ 9,561	$ 3,226	$ 12,787
Year ended March 31, 2012	**5,542**	**12,512**	**18,054**
Total	$ 15,103	$ 15,738	$ 30,841
Cumulative charges incurred as of March 31, 2012	**$ 79,686**	**$ 47,814**	**$127,500**

(1) Includes lease loss accruals of $17,983 for space permanently abandoned.
(2) Includes stock-based compensation expense, fixed asset accelerated depreciation related to space permanently abandoned, and accelerated depreciation for internally-developed software that will no longer be utilized as a result of the initiative.

17. BUSINESS SEGMENT INFORMATION

Legg Mason is a global asset management company that provides investment management and related services to a wide array of clients. Due to a realignment of its executive management team, beginning in fiscal 2012, the previous separation of the Americas and International divisions has been eliminated and the company operates in one reportable business segment, Global Asset Management. Global Asset Management provides investment advisory services to institutional and individual clients and to company-sponsored investment funds. The primary sources of revenue in Global Asset Management are investment advisory, distribution and administrative fees, which typically are calculated as a percentage of the AUM and vary based upon factors such as the type of underlying investment product and the type of services that are provided. In addition, performance fees may be earned under certain investment advisory contracts for exceeding performance benchmarks.

Revenues by geographic location are primarily based on the geographic location of the advisor or the domicile of fund families managed by Legg Mason.

The table below reflects our revenues and long-lived assets by geographic region (in thousands) as of March 31:

	2012	2011	2010
OPERATING REVENUES			
United States	**$1,806,990**	$1,919,680	$1,866,909
United Kingdom	**448,863**	512,313	478,510
Other International	**406,721**	352,324	289,460
Total	**$2,662,574**	$2,784,317	$2,634,879
INTANGIBLE ASSETS, NET AND GOODWILL			
United States	**$3,548,628**	$3,565,019	$3,590,283
United Kingdom	**1,108,297**	1,136,386	1,139,065
Other International	**474,986**	487,022	488,170
Total	**$5,131,911**	$5,188,427	$5,217,518

18. VARIABLE INTEREST ENTITIES AND CONSOLIDATION OF INVESTMENT VEHICLES

Legg Mason is the investment manager for CDOs/CLOs that are considered VIEs under revised accounting guidance, since investors in these structures lack unilateral decision making authority. These investment vehicles were created for the sole purpose of issuing collateralized instruments that offer investors the opportunity for returns that vary with the risk level of their investment. Legg Mason's management fee structure for these investment vehicles typically includes a senior management fee, and may also include subordinated and incentive management fees. Legg Mason holds no equity interest in any of these investment vehicles and did not transfer or sell any assets to any of these investment vehicles. In accordance with the methodology described in Note 1 above, Legg Mason concluded that it had a variable interest in only two of these investment vehicles, which are CLOs, and is the primary beneficiary of one of the two CLOs, because although Legg Mason holds no equity interest in either of these investment vehicles, it had both the power to control and had a significant variable interest in one CLO because of its expected subordinated fees. As of March 31, 2012 and 2011, the balances related to this CLO were consolidated on the Company's consolidated financial statements. The collateral assets of this VIE are primarily comprised of investments in corporate loans, and to a lesser extent, bonds. The assets of the CLO cannot be used by Legg Mason and gains and losses related to these assets have no impact on Net Income Attributable to Legg Mason, Inc. The liabilities of this VIE are primarily comprised of debt and the CLO's debt holders have no recourse to the general credit or assets of Legg Mason.

In addition, Legg Mason was the primary beneficiary of one sponsored investment fund VIE, and also held a controlling financial interest in one sponsored investment fund VRE, both of which were consolidated as of March 31, 2012, 2011 and 2010. Effective December 31, 2011, a controlling financial interest of $20,814 in a second sponsored investment fund VRE, which was consolidated as of March 31, 2011, by Legg Mason, was redeemed. Accordingly, the fund was deconsolidated by Legg Mason and the fund's balance sheet amounts have been excluded from Legg Mason's consolidated balance sheet as of March 31, 2012, but income statement and cash flow amounts for the fund have been included in Legg Mason's consolidated income and cash flow statements for the year ended March 31, 2012. Legg Mason's investment in CIVs as of March 31, 2012 and 2011, was $38,919 and $53,708, respectively, which represents its maximum risk of loss, excluding uncollected advisory fees. The assets of these CIVs are primarily comprised of investment securities. Investors and creditors of these CIVs have no recourse to the general credit or assets of Legg Mason beyond its investment in these funds.

The following tables reflect the impact of CIVs on the Consolidated Balance Sheets as of March 31, 2012 and 2011, respectively, and the Consolidated Statements of Income for the years ended March 31, 2012, 2011 and 2010, respectively:

Consolidating Balance Sheets

	March 31, 2012			
	Balance Before Consolidation of CIVs	**CIVs**	**Eliminations**	**As Reported**
Current assets	**$2,439,162**	**$ 58,040**	**$(39,408)**	**$2,457,794**
Non-current assets	**5,801,680**	**296,273**	**—**	**6,097,953**
Total assets	**$8,240,842**	**$354,313**	**$(39,408)**	**$8,555,747**
Current liabilities	**$ 971,804**	**$ 4,467**	**$ (489)**	**$ 975,782**
Long-term debt of CIVs	**—**	**271,707**	**—**	**271,707**
Other non-current liabilities	**1,603,064**	**3,872**	**—**	**1,606,936**
Total liabilities	**2,574,868**	**280,046**	**(489)**	**2,854,425**
Redeemable non-controlling interests	**996**	**—**	**23,035**	**24,031**
Total stockholders' equity	**5,664,978**	**74,267**	**(61,954)**	**5,677,291**
Total liabilities and equity	**$8,240,842**	**$354,313**	**$(39,408)**	**$8,555,747**

	March 31, 2011			
	Balance Before Consolidation of CIVs	CIVs	Eliminations	As Reported
Current assets	$2,378,226	$122,963	$(54,633)	$2,446,556
Non-current assets	5,946,737	314,463	—	6,261,200
Total assets	$8,324,963	$437,426	$(54,633)	$8,707,756
Current liabilities	$ 914,803	$ 55,094	$ (925)	$ 968,972
Long-term debt of CIVs	—	278,320	—	278,320
Other non-current liabilities	1,649,815	3,553	—	1,653,368
Total liabilities	2,564,618	336,967	(925)	2,900,660
Redeemable non-controlling interests	976	—	35,736	36,712
Total stockholders' equity	5,759,369	100,459	(89,444)	5,770,384
Total liabilities and equity	$8,324,963	$437,426	$(54,633)	$8,707,756

Consolidating Statements of Income

	Fiscal Year Ended March 31, 2012			
	Balance Before Consolidation of CIVs	**CIVs**	**Eliminations**	**As Reported**
Total operating revenues	**$2,665,668**	**$ —**	**$ (3,094)**	**$2,662,574**
Total operating expenses	**2,323,213**	**3,709**	**(3,101)**	**2,323,821**
Operating income (loss)	**342,455**	**(3,709)**	**7**	**338,753**
Total other non-operating income (expense)	**(49,236)**	**18,336**	**(4,770)**	**(35,670)**
Income (loss) before income tax provision	**293,219**	**14,627**	**(4,763)**	**303,083**
Income tax provision	**72,052**	**—**	**—**	**72,052**
Net income (loss)	**221,167**	**14,627**	**(4,763)**	**231,031**
Less: Net income (loss) attributable to noncontrolling interests	**350**	**—**	**9,864**	**10,214**
Net income (loss) attributable to Legg Mason, Inc.	**$ 220,817**	**$14,627**	**$(14,627)**	**$ 220,817**

	Fiscal Year Ended March 31, 2011			
	Balance Before Consolidation of CIVs	CIVs	Eliminations	As Reported
Total operating revenues	$2,788,450	$ —	$(4,133)	$2,784,317
Total operating expenses	2,396,938	4,704	(4,133)	2,397,509
Operating income (loss)	391,512	(4,704)	—	386,808
Total other non-operating income (expense)	(17,931)	1,704	(5,384)	(21,611)
Income (loss) before income tax provision	373,581	(3,000)	(5,384)	365,197
Income tax provision	119,434	—	—	119,434
Net income (loss)	254,147	(3,000)	(5,384)	245,763
Less: Net income (loss) attributable to noncontrolling interests	224	—	(8,384)	(8,160)
Net income (loss) attributable to Legg Mason, Inc.	$ 253,923	$(3,000)	$ 3,000	$ 253,923

	Fiscal Year Ended March 31, 2010			
	Balance Before Consolidation of CIVs	CIVs	Eliminations	As Reported
Total operating revenues	$2,637,658	$ —	$ (2,779)	$2,634,879
Total operating expenses	2,314,376	2,263	(2,943)	2,313,696
Operating income (loss)	323,282	(2,263)	164	321,183
Total other non-operating income (expense)	(47)	17,329	(8,809)	8,473
Income (loss) before income tax provision	323,235	15,066	(8,645)	329,656
Income tax provision	118,676	—	—	118,676
Net income (loss)	204,559	15,066	(8,645)	210,980
Less: Net income (loss) attributable to noncontrolling interests	202	—	6,421	6,623
Net income (loss) attributable to Legg Mason, Inc.	$ 204,357	$15,066	$(15,066)	$ 204,357

Other non-operating income (expense) includes interest income, interest expense and net gains (losses) on investments and long-term debt determined on an accrual basis.

The consolidation of CIVs has no impact on Net Income Attributable to Legg Mason, Inc.

The fair value of the financial assets and (liabilities) of CIVs were determined using the following categories of inputs (as defined in Note 1) as of March 31, 2012:

	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Value as of March 31, 2012
ASSETS:				
Trading investments:				
Hedge funds	$1,016	$ 6,443	$ 24,116	$ 31,575
Investments:				
CLO loans	—	260,690	—	260,690
CLO bonds	—	9,092	—	9,092
Private equity funds	—	—	25,071	25,071
Total investments	—	269,782	25,071	294,853
	$1,016	$276,225	$ 49,187	$ 326,428
LIABILITIES:				
CLO debt	$ —	$ —	$(271,707)	$(271,707)
Derivative liabilities	—	(3,872)	—	(3,872)
	$ —	$ (3,872)	$(271,707)	$(275,579)

Except for the CLO debt, substantially all of the above financial instruments where valuation methods rely on other than observable market inputs as a significant input utilize the NAV practical expedient, such that measurement uncertainty has little relevance. The following table provides a summary of qualitative information relating to the valuation of CLO debt.

Value as of March 31, 2012	Valuation technique	Unobservable input	Range (weighted average)
$(271,707)	Discounted cash flow	Discount rate	1.7%–24.5% (3.8%)
		Default rate	2.5%–4.0% (3.4%)
		Constant prepayment rate	15.0%

Significant increases (decreases) in any of these inputs in isolation would result in a significantly lower (higher) fair value measurement. Generally, both the constant rate of prepayment and default rate are driven by market conditions related to interest rates, credit ratings, and other factors. Each of the inputs noted could move independently depending on specific market conditions, making it possible for varying market conditions to drive changes in these inputs with a positive, negative, or zero correlation.

The fair value of the financial assets and (liabilities) of CIVs were determined using the following categories of inputs (as defined in Note 1) as of March 31, 2011:

	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Value as of March 31, 2011
ASSETS:				
Trading investments:				
Hedge funds	$ —	$ 14,087	$ 34,272	$ 48,359
Government and corporate securities	—	22,139	—	22,139
Repurchase agreements	—	12,331	—	12,331
Total trading investment securities	—	48,557	34,272	82,829
Investments:				
CLO loans	—	275,948	—	275,948
CLO bonds	—	18,813	—	18,813
Private equity funds	—	—	17,879	17,879
Total investments	—	294,761	17,879	312,640
Derivative assets	125	45	—	170
	$ 125	$343,363	$ 52,151	$ 395,639
LIABILITIES:				
CLO debt	$ —	$ —	$(278,320)	$(278,320)
Reverse repurchase agreements	—	(18,310)	—	(18,310)
Derivative liabilities	(128)	(14,169)	—	(14,297)
	$(128)	$ (32,479)	$(278,320)	$(310,927)

In accordance with new accounting guidance adopted during fiscal 2012, the changes in assets and (liabilities) of CIVs measured at fair value using significant unobservable inputs (Level 3) for the year ended March 31, 2012 are now presented on a gross basis in the table below:

	Value as of March 31, 2011	Purchases	Sales	Transfers In	Transfers Out	Realized and unrealized gains/ (losses), net	**Value as of March 31, 2012**
ASSETS:							
Hedge funds	$ 34,272	$17,018	$(32,058)	$3,302	$(3,316)	$ 4,898	**$ 24,116**
Private equity funds	17,879	4,889	(762)	—	—	3,065	**25,071**
	$ 52,151	$21,907	$(32,820)	$3,302	$(3,316)	$ 7,963	**$ 49,187**
LIABILITIES:							
CLO debt	$(278,320)	$ —	$ —	$ —	$ —	$ 6,613	**$(271,707)**
Total realized and unrealized gains (losses), net						$14,576	

	Value as of March 31, 2010	Purchases, sales, issuances and settlements, net	Transfers[1]	Realized and unrealized gains/ (losses), net	Value as of March 31, 2011
ASSETS:					
Hedge funds	$12,374	$ 8,340	$ 5,862	$ 7,696	$ 34,272
Private equity funds	13,692	4,906	—	(719)	17,879
	$26,066	$13,246	$ 5,862	$ 6,977	$ 52,151
LIABILITIES:					
CLO debt	$ —	$ —	$(249,668)	$(28,652)	$(278,320)
Total realized and unrealized gains (losses), net				$(21,675)	

(1) Transfers into Level 3 for the year ended March 31, 2011, primarily represent assets and liabilities recorded upon the initial consolidation of investment vehicles.

Realized and unrealized gains and losses recorded for Level 3 assets and liabilities of CIVs are included in Other non-operating income (expense) of CIVs on the Consolidated Statements of Income. Total unrealized gains (losses) for Level 3 investments and liabilities of CIVs relating only to those assets and liabilities still held at the reporting date were $7,297 and $(21,668) for the fiscal year ended March 31, 2012 and 2011, respectively.

There were no significant transfers between Levels 1 and 2 during either of the years ended March 31, 2012 or 2011.

The NAV values used as a practical expedient by CIVs have been provided by the investees and have been derived from the fair values of the underlying investments as of the reporting date. The following table summarizes, as of March 31, 2012, the nature of these investments and any related liquidation restrictions or other factors which may impact the ultimate value realized.

Category of Investment	Investment Strategy	Fair Value Determined Using NAV	Unfunded Commitments	Remaining Term
Hedge funds	Global, fixed income, macro, long/short equity, systematic, emerging market, U.S. and European hedge	$31,575[1]	n/a	n/a
Private equity funds	Long/short equity	25,071[2]	$7,444	7 years
Total		$56,646	$7,444	

n/a—not applicable
(1) 5% daily redemption; 6% monthly redemption; 5% quarterly redemption; and 84% subject to three to five year lock-up or side pocket provisions.
(2) Liquidations are expected over the remaining term.

There are no current plans to sell any of these investments.

Legg Mason has elected the fair value option for certain eligible assets and liabilities, including corporate loans and debt, of the consolidated CLO. Management believes that the use of the fair value option eliminates certain timing differences and better matches the changes in fair value of assets and liabilities related to the CLO.

The following table presents the fair value and unpaid principal balance of CLO loans, bonds and debt carried at fair value under the fair value option as of March 31, 2012 and 2011:

	March 31, 2012	March 31, 2011
CLO loans and bonds		
Unpaid principal balance	**$277,156**	$299,044
Unpaid principal balance in excess of fair value	**(7,374)**	(4,283)
Fair value	**$269,782**	$294,761
Unpaid principal balance of loans that are more than 90 days past due and also in nonaccrual status	**$ 2,963**	$ 4,963
Unpaid principal balance in excess of fair value for loans that are more than 90 days past due and also in nonaccrual status	**(1,023)**	(2,837)
Fair value of loans more than 90 days past due and in nonaccrual status	**$ 1,940**	$ 2,126
CLO debt		
Principal amounts outstanding	**$300,959**	$300,959
Excess unpaid principal over fair value	**(29,252)**	(22,639)
Fair value	**$271,707**	$278,320

During the years ended March 31, 2012 and 2011, total net gains (losses) of $2,054 and $(14,686), respectively, were recognized in Other non-operating income of CIVs in the Consolidated Statements of Income related to assets and liabilities for which the fair value option was elected. For CLO loans and CLO debt measured at fair value, substantially all of the estimated gains and losses included in earnings for the fiscal year ended March 31, 2012, were attributable to instrument specific credit risk, as overall credit spreads widened and the general credit curve steepened.

The CLO debt bears interest at variable rates based on LIBOR plus a pre-defined spread, which ranges from 25 basis points to 400 basis points. All outstanding debt matures on July 15, 2018.

Total derivative liabilities of CIVs of $3,872 as of March 31, 2012, and total derivative assets and liabilities of CIVs of $170 and $14,297, respectively, as of March 31, 2011, are primarily recorded in Other liabilities of CIVs. Gains and (losses) of $54,603 and $(47,697), respectively, for the fiscal year ended March 31, 2012, related to derivative assets and liabilities of CIVs are included in Other non-operating income of CIVs. Gains and (losses) of $15,364 and $(18,022), respectively, for the fiscal year ended March 31, 2011, related to derivative assets and liabilities of CIVs are included in Other non-operating income (expense) of CIVs. There is no risk to Legg Mason in relation to the derivative assets and liabilities of the CIVs in excess of its investment in the funds, if any.

As of March 31, 2012 and 2011, for VIEs in which Legg Mason holds a significant variable interest or is the sponsor and holds a variable interest, but for which it was not the primary beneficiary, Legg Mason's carrying value, the related VIE assets and liabilities and maximum risk of loss were as follows:

	As of March 31, 2012			
	VIE Assets Not Consolidated	**VIE Liabilities Not Consolidated**	**Equity Interests on the Consolidated Balance Sheet**	**Maximum Risk of Loss[1]**
CLO	**$ 390,861**	**$362,861**	**$ —**	**$ 442**
Public-Private Investment Program	**674,520**	**3,213**	**282**	**282**
Other sponsored investment funds	**17,296,521**	**20,544**	**54,161**	**93,521**
Total	**$18,361,902**	**$386,618**	**$54,443**	**$94,245**

	As of March 31, 2011			
	VIE Assets Not Consolidated	VIE Liabilities Not Consolidated	Equity Interests on the Consolidated Balance Sheet	Maximum Risk of Loss[1]
CLO	$ 382,692	$354,692	$ —	$ 196
Public-Private Investment Program	692,488	2,002	290	290
Other sponsored investment funds	20,241,752	16,771	83,480	121,899
Total	$21,316,932	$373,465	$83,770	$122,385

(1) Includes equity investments the Company has made or is required to make and any earned but uncollected management fees.

The assets of these VIEs are primarily comprised of cash and cash equivalents and investment securities, and the liabilities are primarily comprised of debt and various expense accruals.

19. LIQUIDITY FUND SUPPORT

Due to stress in the liquidity markets in prior years, certain asset backed securities previously held by liquidity funds that a Legg Mason subsidiary manages were in default or had been restructured after a default. Although the company was not required to provide support to the funds, Legg Mason elected to do so to maintain the confidence of its clients, maintain its reputation in the marketplace, and in certain cases, support the AAA/Aaa credit ratings of funds. If clients were to lose confidence in the company, they could potentially withdraw funds in favor of investments offered by competitors, resulting in a reduction in Legg Mason's AUM and investment advisory and other fees.

As of March 31, 2010, all previously existing support arrangements had expired or were terminated in accordance with their terms. For the year ended March 31, 2010, Legg Mason recognized pre-tax gains of $23,171 ($16,565 net of income taxes), which represents the reversal of unrealized, non-cash losses recorded in fiscal 2009 related to four CSAs to support investments in non-asset backed securities. This amount also includes pre-tax gains on foreign exchange forward contracts of $1,484 and an interest payment of $1,056 received related to SIV securities that were sold in fiscal 2009.

All gains and losses, including interest payments and those related to foreign exchange forward contracts, are included in Fund support in Other non-operating income (expense) on the Consolidated Statements of Income.

20. SUBSEQUENT EVENTS

In May 2012, Legg Mason's board of directors approved a new capital plan that includes refinancing the Notes, as defined in Note 7 (the 2.5% convertible senior notes). The refinancing was effected through the issuance of $650,000 of 5.5% senior notes due May 2019, the net proceeds of which, together with cash on hand and $250,000 of borrowings under the existing revolving credit facility, were used to repurchase all $1,250,000 of the Notes. The terms of the repurchase include the repayment of the Notes at par plus accrued interest, a prepayment fee of $6,250, and the issuance of warrants (the "Warrants") to the holders of the Notes that replicate and extend the contingent conversion feature of the Notes. The Warrants provide for the purchase of 14,205 shares of Legg Mason's common stock at $88 per share, subject to customary anti-dilution adjustments, and will expire in July 2017. Extinguishment of the Notes results in an approximate $69,000 pre-tax non-operating charge, including approximately $8,000 of charges deferred from the initial issuance of the Notes. The hedge transactions (Purchased Call Options and warrants) executed in conjunction with the initial issuance of the Notes were also extinguished.

As part of the new capital plan, Legg Mason's board of directors has authorized $1,000,000 for additional purchases of Legg Mason common stock and the acceleration of the purchase of the remaining approximate $155,000 of Legg Mason common stock previously authorized into the first quarter of fiscal 2013. The new capital plan authorizes using up to 65% of cash generated from future operations, beginning with fiscal 2013, to purchase shares of Legg Mason common stock.

Quarterly Financial Data

(Dollars in thousands, except per share amounts)
(Unaudited)

	Quarter Ended			
Fiscal 2012[1]	**Mar. 31**	**Dec. 31**	**Sept. 30**	**June 30**
Operating Revenues	**$648,591**	**$626,978**	**$669,897**	**$717,108**
Operating Expenses	**576,379**	**567,655**	**563,045**	**616,742**
Operating Income	**72,212**	**59,323**	**106,852**	**100,366**
Other Non-Operating Income (Expense)	**37,781**	**(11,575)**	**(51,075)**	**(10,801)**
Income before Income Tax Provision (Benefit)	**109,993**	**47,748**	**55,777**	**89,565**
Income tax provision (benefit)	**33,184**	**12,607**	**(1,606)**	**27,867**
Net Income	**76,809**	**35,141**	**57,383**	**61,698**
Less: Net income attributable to noncontrolling interests	**740**	**7,009**	**719**	**1,746**
Net Income attributable to Legg Mason, Inc.	**$ 76,069**	**$ 28,132**	**$ 56,664**	**$ 59,952**
Net Income per Share attributable to Legg Mason, Inc. common shareholders:				
Basic	**$ 0.54**	**$ 0.20**	**$ 0.39**	**$ 0.40**
Diluted	**0.54**	**0.20**	**0.39**	**0.40**
Cash dividend per share	**0.08**	**0.08**	**0.08**	**0.08**
Stock price range:				
High	**29.49**	**29.56**	**34.32**	**37.82**
Low	**23.75**	**22.61**	**24.11**	**30.86**
Assets Under Management:				
End of period	**$643,318**	**$626,960**	**$611,794**	**$662,533**
Average	**634,916**	**622,004**	**643,296**	**670,761**

(1) Due to rounding of quarterly results, total amounts for fiscal year may differ immaterially from the annual results.

As of May 22, 2012, the closing price of Legg Mason's common stock was $24.39.

	Quarter Ended			
Fiscal 2011[1]	Mar. 31	Dec. 31	Sept. 30	June 30
Operating Revenues	$713,430	$721,928	$674,794	$674,165
Operating Expenses	614,290	624,936	586,895	571,388
Operating Income	99,140	96,992	87,899	102,777
Other Non-Operating Income (Expense)	3,486	(9,836)	15,409	(30,670)
Income before Income Tax Provision	102,626	87,156	103,308	72,107
Income tax provision	31,858	33,792	26,720	27,064
Net Income	70,768	53,364	76,588	45,043
Less: Net income (loss) attributable to noncontrolling interests	1,731	(8,256)	1,253	(2,888)
Net Income attributable to Legg Mason, Inc.	$ 69,037	$ 61,620	$ 75,335	$ 47,931
Net Income per Share attributable to Legg Mason, Inc. common shareholders:				
Basic	$ 0.45	$ 0.41	$ 0.50	$ 0.30
Diluted	0.45	0.41	0.50	0.30
Cash dividend per share	0.06	0.06	0.04	0.04
Stock price range:				
High	37.29	37.72	31.04	34.83
Low	32.21	29.68	24.94	27.36
Assets Under Management:				
End of period	$677,646	$671,799	$673,467	$645,362
Average	673,495	672,399	658,585	668,268

(1) Due to rounding of quarterly results, total amounts for fiscal year may differ immaterially from the annual results.

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Executive Officers

Mark R. Fetting
Chairman and Chief Executive Officer

Peter H. Nachtwey
Senior Executive Vice President and Chief Financial Officer

Ronald R. Dewhurst
Senior Executive Vice President

Jeffrey A. Nattans
Executive Vice President

Thomas P. Lemke
Executive Vice President and General Counsel

Joseph A. Sullivan
Senior Executive Vice President

Corporate Data

EXECUTIVE OFFICES
100 International Drive
Baltimore, Maryland 21202
(410) 539-0000
www.leggmason.com

FORM 10-K
Legg Mason's Annual Report on Form 10-K for fiscal 2012, filed with the Securities and Exchange Commission and containing audited financial statements, is available upon request without charge by writing to the Corporate Secretary at the Executive Offices of the Company.

Copies can also be obtained by accessing our website at www.leggmason.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PricewaterhouseCoopers LLP
100 E. Pratt Street
Baltimore, Maryland 21202
(410) 783-7600
www.pwc.com

TRANSFER AGENT
American Stock Transfer
& Trust Company
59 Maiden Lane
New York, New York 10038
(866) 668-6550
www.amstock.com

COMMON STOCK
Shares of Legg Mason, Inc. common stock are listed and traded on the New York Stock Exchange (symbol: LM). As of March 31, 2012, there were 1,470 shareholders of record of the Company's common stock.

Total Return Performance

The graph below compares the cumulative total stockholder return on Legg Mason's common stock for the last five fiscal years with the cumulative total return of the S&P 500 Stock Index and the SNL Asset Manager Index over the same period (assuming the investment of $100 in each on March 31, 2007). The SNL Asset Manager Index consists of 33 asset management firms.



125
100
75
50
25
0
INDEX VALUE
03/31/07
03/31/08
03/31/09
03/31/10
03/31/11
03/31/12
LEGG MASON, INC.
SNL ASSET MANAGER INDEX
S&P 500

INDEX	PERIOD ENDING 03/31/07	03/31/08	03/31/09	03/31/10	03/31/11	03/31/12
Legg Mason, Inc.	100.00	60.16	17.84	32.30	40.90	32.02
SNL Asset Manager Index	100.00	89.81	47.74	88.11	103.12	100.79
S&P 500	100.00	94.92	58.77	88.02	101.79	110.48

Source: SNL Financial LC, Charlottesville, VA
© 2012
www.snl.com



Our commitment to the global communities in which we live and work





Legg Mason believes that we have a duty to act responsibly and take pride in the world we live in. We are committed to sustainability, we support philanthropic and community initiatives and we value diversity and inclusion in our perspectives and our workforce. As proud members of the Baltimore community, where we are headquartered, and through our global offices, we support a diverse network of projects including scholarship sponsorship, mentoring programs and Days of Caring. Legg Mason has a long history of supporting local and global community efforts philanthropically through the Legg Mason Charitable Foundation. Our employees are actively engaged in our philanthropic and community outreach efforts and our perspective focuses on our efforts over the long term. More than ever, we are committed to serving our global communities.






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